Filed pursuant to Rule 253(g)(2)

File No. 024-11966

OFFERING CIRCULAR DATED OCTOBER 12, 2022

Legion M Entertainment, Inc.

1801 Century Park East, 24th Floor

Los Angeles, CA 90067

www.legionm.com

Up to 15,501,515 shares of Class A Common Stock (1)

SEE “SECURITIES BEING OFFERED” AT PAGE 41

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Issuer
Per share	$1.65	$0.06	$1.59
StartEngine Investor Fee	$0.06	$0.06	--
Per Share (2)
Price Per Share Plus	$1.71	--	--
Investor Fee (3)
Total Maximum	$20,699,999.79	$1,448,999.99	$19,250,999.80

(1)	The Company is offering up to 15,501,515 shares of Class A Common Stock, including (i) up to 12,121,212 shares for sale at $1.65 per share, (ii) up to 3,030,303 shares eligible to be issued as Bonus Shares (as defined below), and (iii) up to 350,000 shares to be issued as “Promotional Shares” (as defined below). See “Plan of Distribution and Selling Shareholders.” There is a minimum investment of $39.60 to participate in this Offering. Investors in this Offering have the opportunity to earn a Reward (defined below) based on amount of money they invest. These rewards include bonus shares of Class A Common Stock (the “Bonus Shares”), which will be granted to investors for free once their investment closes. In calculating the maximum number of shares offered in this Offering, we are assuming that 100% of investors achieve the highest level of Bonus Shares and all Promotional shares are issued. For more information, see “Plan of Distribution and Selling Shareholders.”

(2)

The Company has engaged StartEngine Primary, LLC (“StartEngine Primary”) to act as an underwriter of this Offering as set forth in “Plan of Distribution and Selling Shareholders” and its affiliate StartEngine Crowdfunding, Inc. to perform administrative and technology-related functions in connection with this Offering. The Company will pay a cash commission of 3.5% to StartEngine Primary on sales of the Class A  Common Stock, and the Company will issue to StartEngine Primary shares of the Company’s Class A Common Stock equal to 1% of the gross proceeds raised through StartEngine Primary (excluding Bonus Shares), divided by $1.65 per share, rounded to the nearest whole share. The Company will also pay a $15,000 advance fee for accountable out of pocket expenses anticipated to be incurred by StartEngine Primary. Any unused portion of this fee not actually incurred by StartEngine Primary will be returned to the Company. FINRA fees will be paid by the Company. This does not include processing fees paid directly to StartEngine Primary by investors. See “Plan of Distribution and Selling Shareholders” for details of compensation payable to third parties in connection with the Offering.

(3)

Investors will be required to pay directly to StartEngine Primary a processing fee equal to 3.5% of the investment amount at the time of the investors’ subscription, up to a maximum of $700 per investor. This fee will be refunded in the event the Company terminates this Offering. See “Plan of Distribution and Selling Shareholders” for additional discussion of this processing fee. Assuming the Offering is fully subscribed, and all investors invest $20,000 or less, investors would pay StartEngine Primary total processing fees of $700,000. This amount is included in the Total Maximum offering amount since it counts towards the rolling 12-month maximum offering amount that the Company is permitted to raise under Regulation A. However, it is not included in Proceeds to Issuer.

We expect that the amount of expenses of the offering that we will pay will be approximately $75,000, regardless of whether any or the maximum number of shares are sold in this offering.

The company is seeking to raise up to $20,000,000 from the sale of Class A Common Stock.

This offering will terminate at the earlier of the date at which the Maximum Offering amount has been sold or the date at which the offering is earlier terminated by the company at its sole discretion. At least every 12 months after this offering has been qualified by the United States Securities and Exchange Commission (the “Commission”), the company will file a post-qualification amendment to include the company’s recent financial statements.  The company has engaged Bryn Mawr Trust Company as escrow agent to hold any funds that are tendered by investors. The offering is being conducted on a best-efforts basis without any minimum target. The company may undertake one or more closings on a rolling basis. After each closing, funds tendered by investors will be made available to the company. After each closing, funds tendered by investors will be available to us, and since there is no minimum offering amount, we will have access to these funds even if they do not cover the expenses of this offering. After the initial closing of this offering, we expect to hold closings on a bi-monthly basis.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OR GIVE ITS APPROVAL OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION

GENERALLY NO SALE MAY BE MADE TO YOU IN THIS OFFERING IF THE AGGREGATE PURCHASE PRICE YOU PAY IS MORE THAN 10% OF THE GREATER OF YOUR ANNUAL INCOME OR NET WORTH. DIFFERENT RULES APPLY TO ACCREDITED INVESTORS AND NON-NATURAL PERSONS. BEFORE MAKING ANY REPRESENTATION THAT YOUR INVESTMENT DOES NOT EXCEED APPLICABLE THRESHOLDS, WE ENCOURAGE YOU TO REVIEW RULE 251(d)(2)(i)(C) OF REGULATION A. FOR GENERAL INFORMATION ON INVESTING, WE ENCOURAGE YOU TO REFER TO www.investor.gov.

This offering is inherently risky. See “Risk Factors” on page 9.

Sales of these securities commenced on October 12, 2022.

The company is following the “Offering Circular” format of disclosure under Regulation A.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to “Emerging Growth Companies” under the JOBS Act of 2012. See “Summary – Implications of Being an Emerging Growth Company.”

In this Offering Circular, the term “Legion M,” “the company” or “we” refers to Legion M Entertainment, Inc. On July 15, 2022, the company effected a 10-for-1 stock split; unless indicated otherwise, all the share numbers in this Offering Circular are on a post-split basis.

THIS OFFERING CIRCULAR MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Implications of Being an Emerging Growth Company

We are not subject to the ongoing reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) because we are not registering our securities under the Exchange Act.  Rather, we will be subject to the more limited reporting requirements under Regulation A, including the obligation to electronically file:

●	annual reports (including disclosure relating to our business operations for the preceding three fiscal years), related party transactions, beneficial ownership of the issuer’s securities, executive officers and directors and certain executive compensation information, management’s discussion and analysis (“MD&A”) of the issuer’s liquidity, capital resources, and results of operations, and two years of audited financial statements),

●	semiannual reports (including disclosure primarily relating to the issuer’s interim financial statements and MD&A) and

●	current reports for certain material events.

If and when we become subject to the ongoing reporting requirements of the Exchange Act, as an issuer with less than $1.07 billion in total annual gross revenues during our last fiscal year, we will qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and this status will be significant. An emerging growth company may take advantage of certain reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies.

We intend to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under Section 107 of the JOBS Act. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under Section 107 of the JOBS Act.

Under the JOBS Act, we may take advantage of the above-described reduced reporting requirements and exemptions for up to five years after our initial sale of common equity pursuant to a registration statement declared effective under the Securities Act of 1933, as amended, or such earlier time that we no longer meet the definition of an emerging growth company. Note that this offering, while a public offering, is not a sale of common equity pursuant to a registration statement, since the offering is conducted pursuant to an exemption from the registration requirements. In this regard, the JOBS Act provides that we would cease to be an “emerging growth company” if we have more than $1.07 billion in annual revenues, have more than $700 million in market value of our common stock held by non-affiliates, or issue more than $1 billion in principal amount of non-convertible debt over a three-year period.

Certain of these reduced reporting requirements and exemptions are also available to us due to the fact that we may also qualify, once listed, as a “smaller reporting company” under the SEC’s rules. For instance, smaller reporting companies are not required to obtain an auditor attestation on their assessment of internal control over financial reporting; are not required to provide a compensation discussion and analysis; are not required to provide a pay-for-performance graph or CEO pay ratio disclosure; and may present only two years of audited financial statements and related MD&A disclosure.

A LETTER FROM THE FOUNDERS TO PROSPECTIVE INVESTORS

Thank you for considering an investment in Legion M! We couldn’t be more excited about this opportunity and are thrilled that you are considering joining us. Before you get into the Offering Memorandum, there are a couple things we want to mention.

Legion M is not a conventional company. We don’t intend to become one.

Most of this Offering Memorandum describes Legion M in conventional business terms. In fact, the whole purpose of this document is to provide a convention for you to evaluate our company and make an informed investment decision. But there are elements of Legion M that defy convention and we want to take a moment to explain them in our own words.

Risk vs. Reward

Before you invest, it’s important to understand that Legion M is a relatively early-stage company. In fact, thanks to the JOBS Act, you now have the opportunity to invest earlier than has ever been possible — at a stage traditionally reserved for angel investors and venture capitalists.

If you want to get in early, you need to understand the risks. Our stock is not currently listed on any secondary exchange, which means it must be viewed as a long-term investment that could take years or even decades (if ever) to provide a return. As a pre-IPO startup, we are not focused on near-term revenue or profit, but instead on building what we believe will be long-term competitive advantages for the Company. When you invest in a startup you aren’t investing in what the company is today—you are investing in the potential for what the company could become in the future. It’s an inherently risky proposition because, the fact is, most startups fail.

But startups that succeed can change the world. Every great disruption starts with entrepreneurs and investors that have the courage to defy the odds and try something no one else has done before. We founded Legion M because we believe the JOBS Act created a once-in-a-lifetime opportunity to build a new type of company with potential to reshape the future of entertainment.

One Million Fans

Legion M is, to our knowledge, the first company built from the ground up to be owned by fans. We're building it that way because we believe a media company owned by a large audience of fans has fundamental competitive advantages over those owned by Wall Street investors.

Our logo (the M with a bar over it) is the Roman numeral for one million, representing our long-term goal of uniting one million fans as shareholders of the Company. It’s an ambitious goal, but we believe that if we can achieve it Legion M could become one of the most influential companies in Hollywood.

Redefining ROI

Most companies view investors simply as a source of capital. For Legion M, they are the foundation of our business. We are a community as well as a corporation, and as a management team our job is to create value for this community. While “shareholder value” is often measured solely by dollars and cents, Legion M strives to create both Financial and Emotional returns for our shareholders:

Financial ROI

Legion M’s primary goal is to run a responsible business that provides a long-term financial return for our investors. Financial success is the key to the long-term viability and success of our Company.

Emotional ROI

While financial success is the primary goal for Legion M, many of our shareholders invest because they want to be a part of something they love. We strive to cultivate a vibrant community for our shareholders, and seek ways to “open the gates of Hollywood” and unite fans to make a difference in the entertainment industry.

The wonderful thing about a fan-owned company is that financial and emotional ROI are not necessarily mutually exclusive. We believe spending time and resources to engage our shareholders isn’t just good fun—it’s also good business. The more engaged and excited our shareholders are, the more potential buzz and value they can create for our projects. This increases our projects’ chances of success, which benefits the Company and all its shareholders.

Let’s Put an M-shaped Dent in the Universe!

What we’re doing has never been done, but we’ve beaten the odds before(1) and believe we can do it again. While we can’t guarantee success (nobody can promise that), we’re doing everything in our power to make this the best investment you’ve ever made. We’re risking not just our own money, but also our reputations and careers that we can make this Company a success.

So THANK YOU again for considering our Company. Please review the information in this Offering Memorandum. If you like what you see and want to take a swing for the fences with us, we’d be honored to have you join our team. If you don’t, that’s fine too. And if you’re not sure, please join the Legion as a free member (2), so you can see for yourself what we’re all about.

Onward and Upward,

Paul Scanlan and Jeff Annison

Cofounders, Legion M

(1) In 1999, we (along with one other cofounder) started a company called MobiTV which we grew to over 300 employees, won an Emmy award for innovation and became a worldwide leader in the delivery of streaming television.

(2) You can join Legion M as a free member at www.legionm.com/join-legion-m. As a free member, you don’t have a financial stake in the Company’s success, but you do get access to our community and many of the same benefits that are available to shareholders. If you are unsure about investing, it’s a great way to see for yourself what Legion M is all about.

SUMMARY

Legion M is an entertainment company. Our business plan is to partner with creators and other entertainment companies -- from independent filmmakers to large Hollywood studios and distributors -- to develop, produce, distribute, market and monetize entertainment content including movies, television shows, virtual reality, digital content, events, and more. In this sense, we are like thousands of other entertainment companies around the world.

The difference is that Legion M has been built from the ground up to be owned by fans rather than Wall Street. We’re taking advantage of historic new equity crowdfunding laws that allow the public to invest in our company in its earliest stages of development. We believe being owned by a large community of fans gives us competitive advantages that could ultimately make us one of the most influential companies in Hollywood.

We founded Legion M because we saw a once-in-a-lifetime opportunity created by the JOBS Act. Fans hold great power in the entertainment industry. After all, we’re the ones who buy the tickets, pay the subscriptions, and decide what to watch. Individually each of us is just a consumer, but when we band together we have undeniable power. And now, thanks to the disruptive new capabilities of equity crowdfunding, we have a first-ever chance to build an entertainment company of our own.

The Offering

Securities offered (1)	Maximum of 15,501,515 shares of Class A Common Stock

Class A Common Stock outstanding before the offering	16,221,700 shares

Class B Common Stock outstanding before the offering (2)	16,492,620 shares

Maximum Class A Common Stock outstanding after the offering (1)	31,723,215 shares

(1) Certain individuals in this offering are entitled to Bonus Shares. In calculating the maximum number of shares offered in this Offering, we are assuming that 100% of investors achieve the highest level of Bonus Shares and all Promotional shares are issued. For more information, see the “Plan of Distribution and Selling Shareholders.”

(2) All shares subject to a vesting schedule are assumed fully vested.

The Shares

We have two classes of authorized common stock, Class A Common Stock and Class B Common Stock. The rights of the holders of Class A Common Stock and Class B common stock are identical, except with respect to voting, transfer, and conversion. Each share of Class A Common Stock is entitled to one vote per share and does not have any restriction upon sale or transfer from the company. Each share of Class B Common Stock is entitled to 10 votes per share, but those shares as well as the shares into which they convert cannot be sold or transferred without the company’s consent. One share of Class B Common Stock is convertible at any time into one share of Class A Common Stock.

The shares in this offering are subject to a drag-along provision as set forth in the Subscription Agreement, pursuant to which each holder of Class A Common Stock purchased in this offering agrees that, in the event the company’s board and the holders of a majority of the votes of the outstanding shares of the company’s Class A Common Stock and Class B Common Stock voting as a single group (and taking into consideration the 10 votes per share voting preference of the Class B Common Stock) vote in favor of a sale of the company, then such holder of Class A Common Stock will vote in favor of the transaction if such vote is solicited, refrain from exercising dissenters’ rights with respect to such sale of the company, and deliver any documentation or take other actions reasonably required, amongst other covenants.

For more details on our shares see “Securities Being Offered” below.

Investor Rewards

Shares sold in the current offering include rewards that will be available for all investors (“Rewards”), including the grant of Bonus Shares, movie tickets, gift cards, and experiences. The value of these rewards impacts the Effective Share Price paid by the investor for their shares. For a full discussion, please see the “Rewards and Bonus Shares” section in “Plan of Distribution and Selling Shareholders.”

Use of Proceeds

Proceeds from this offering will be used to fund Legion M’s entertainment projects, marketing efforts and operational expenses as well as to pay for expenses related to this offering (including Rewards). See “Use of Proceeds to Issuer” section of this Offering Circular.

SELECTED RISKS ASSOCIATED WITH OUR BUSINESS

Legion M is a startup. We were incorporated in March 2016 and are still in a relatively early stage of development. While we have revenue, we are not profitable. As a company we are not focused on driving near-term revenue or profit, but instead on growing our community and building competitive advantages we believe will provide long-term value for the company. Investing in Legion M’s shares involves a high degree of risk (see “Risk Factors”). As an investor, you should be able to bear a complete loss of your investment. Some of the more significant risks include those set forth below:

●	Natural disasters and other events beyond our control could materially adversely affect us;
●	This is a relatively early-stage company;

●	What we’re doing has never been done before;

●	Our auditor has issued a “going concern” opinion;

●	We plan to raise significantly more money and future fundraising rounds could result in a “cram down;”

●	Success in the entertainment industry is highly unpredictable and there is no guarantee our content will be successful in the market;

●	Entertainment projects can be risky and often budgets run over;

●	You may not like our projects;

●	Even if a project is successful, it is likely to take a long time for us to realize profits;

●	Our business relies heavily on third parties for production and monetization of entertainment content;

●	We may not be able to protect all our intellectual property;

●	Our officers control the company, and we currently have no independent directors;
●	The shares of Class A Common Stock being offered are subject to drag-along rights;
●	The exclusive forum provision in our certificate of incorporation and bylaws may have the effect of limiting an investor’s ability to bring legal action against us and could limit an investor’s ability to obtain a favorable judicial forum for disputes;
●	Investors in this offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreement;

●	We have a large shareholder base which will likely grow even larger over time;
●	Equity crowdfunding is new;
●	There is no current market for Legion M shares;
●	Competitors could overtake our momentum; ● We are offering a discount on our stock price to certain classes of investors; ● There is no minimum amount set as a condition to closing this offering;

●	The amount raised in this offering may include investments from company insiders or immediate family members;
●	We expect to raise additional capital through offerings of equity and convertible securities and to provide our employees and advisors with equity incentives. Therefore, your ownership interest in the Company is likely to continue to be diluted.
●	Using a credit card to purchase shares may impact the return on your investment as well as subject you to other risks inherent in this form of payment.

RISK FACTORS

The SEC requires Legion M to identify risks that are specific to its business and its financial condition. Legion M is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Natural disasters and other events beyond our control could materially adversely affect us.

Natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce and the global economy, and thus could have a strong negative effect on us. Our business operations are subject to interruption by natural disasters, fire, power shortages, pandemics and other events beyond our control and could make it difficult or impossible for us to deliver our services to our customers and could decrease demand for our services. Our business model involves the marketing of entertainment, including movies and other content. To the extent the entertainment industry is impacted by either the ability to create new content (e.g., the halting of productions) or the ability to monetize the content (e.g., theater sales), our business prospects could be severely hampered.

In addition, as an early stage startup, we rely on investments to fund our operations. To the extent our investment flow is interrupted by disasters and/or the effect the have on the economy, our ability to maintain operations could be severely hampered.

In December 2019, a novel strain of coronavirus, COVID-19, was reported in Wuhan, China. The World Health Organization has since declared the outbreak to constitute a pandemic. The extent of the impact of COVID-19 on our operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, its impact on the global economy as well as the impact on our current and potential investors, customers, employees, vendors, and industry events, all of which are uncertain and cannot be predicted. At this point, the extent to which COVID-19 may impact our financial condition or results of operations is uncertain. If the COVID-19 outbreak continues to spread, we may need to further limit operations and/or substantially modify our business practices. Please see the subsection “COVID-19” in the section “Management’s Discussion and Analysis.” There is a risk that other countries or regions may be less effective at containing COVID-19, or it may be more difficult to contain if the outbreak reaches a larger population or broader geography, in which case the risks described herein could be elevated significantly.

This is a relatively early-stage company.

Legion M was incorporated in March 2016. It is a startup company, and while our revenues have increased over the past several years, we are not profitable nor are we focused on near term profitability. There is very little history upon which an evaluation of our past performance and future prospects in the entertainment industry can be made. Statistically, most startup companies fail.

What we’re doing has never been done before.

We are (to our knowledge) the first company to attempt our business model. Legion M is built on the thesis that having a legion of fans invested in our products will give us a competitive advantage. However, our thesis could be wrong. There is no assurance that we will be able to derive benefits from being fan-owned. Even if our concept is proven to give us a competitive advantage, other companies with more resources than we do may copy our idea causing us to lose this competitive edge.

Our auditor has issued a “going concern” opinion.

Our auditor has issued a “going concern” opinion on our financial statements, which means they are not sure that we will be able to succeed as a business without additional financing. Our auditor has previously issued that opinion for our financials in previous years. Legion M was incorporated in March of 2016 and has a history of losses without profits since inception. The fact that we’ve been able to raise enough financing and/or revenue to sufficiently fund our operation for the each of the preceding years since inception (each of which had “going concern” opinions on our financial statements) does not guarantee our ability to raise sufficient financing and/or generate sufficient revenue in the future.  We have sustained net losses of $2,939,564 and $2,225,398 in the years ended December 31, 2021 and December 31, 2020, respectively. As of December 31, 2021, the Company has working capital with current assets that exceed current liabilities by $1,207,726, has an accumulated deficit of $14,416,704, and does not have liquid assets to satisfy its expected obligations for the next year without additional finance or revenue. The audit report states that our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate cash from operating activities and/or to raise additional capital to fund our operations. Failure to raise additional capital could have a negative impact on not only our financial condition but also our ability to remain in business.

We plan to raise significantly more money and future fundraising rounds could result in a “cram down.”

Our goal is to have one million investors in Legion M which will likely require many more rounds of fundraising. We may also need to raise additional funds to finance our operations or fund our business plan. Even if we manage to raise subsequent financing or borrowing rounds, the terms of those rounds might be more favorable to new investors or creditors than to existing investors such as you. New equity investors or lenders could have greater rights to our financial resources (such as liens over our assets) compared to existing shareholders. Additional financings could also dilute your ownership stake, potentially drastically. See “Dilution” for more information.

Success in the entertainment industry is highly unpredictable and there is no guarantee our content will be successful in the market.

Our success will depend on the popularity of our entertainment projects. Viewer tastes, trends and preferences frequently change and are notoriously difficult to predict. If we fail to anticipate future viewer preferences in the entertainment business, our business and financial performance will likely suffer. The entertainment industry is fiercely competitive. We may not be able to develop projects that will become profitable. We may invest in projects that end up losing money. Even if one or more of our projects are successful, we may lose money in others.

Entertainment projects can be risky, and often budgets run over.

The entertainment industry is generally affected by the same risk factors of other industries but due to its nature, the development, production, distribution and marketing of content can require large capital investments. Developing and monetizing entertainment projects, such as movies and television shows, usually require significant capital investment to fund expenditures on activities such as producing a television pilot, producing or co-producing a movie or creating a virtual reality experience. There is often budget over-run. Even with adequate funding, the project may fail to gain traction with viewers.

You may not like our projects.

We plan to develop a diverse slate of projects in the entertainment industry including feature films, television shows, virtual reality experiences, transmedia content and events. Final decisions on projects are made by the Legion M management team. We may choose projects you don’t like, don’t believe in, or even ones you object to.

Even if a project is successful, it is likely to take a long time for us to realize profits.

Even if we are involved in a financially successful project, the process of making money and realizing profit in the entertainment business is slow. The time span from the moment a project starts to its completion, release and revenue recognition is substantial and is often measured in years. Even when we realize a profit and are financially able to declare dividends on our shares, we may or may not do so.

Our business relies heavily on third parties for production and monetization of entertainment content.

Our success in developing, producing and monetizing content relies heavily on third party Hollywood creators and producers such as studios, development, production and distribution companies, television networks, etc. These companies may give more time and attention to other entertainment companies or other projects which are better funded or better known or which have a longer operational history than us. There is no assurance that we will be able to find partners to jointly develop projects or help support projects financially and even if we do, there is no guarantee that our partners will put forth all of the resources required to help make our projects successful. A number of our high-profile advisors may change their minds and terminate their relationships with the company.

Public perception is important in the entertainment industry.

In order to continue grow our business, we must maintain credibility and confidence in our long-term financial viability and business prospects among Hollywood creators and producers, our community, investors, and other parties. Reputational harm may damage our ability to do any or all of these things. Any derogatory information whether founded or unfounded, against our business, any of our officers, director or employees, may harm our business.

Public perception is important in equity crowdfunding, potentially making Legion M susceptible to negative postings, and false allegations about the Company and its projects.

As a company raising money from the crowd, Legion M’s funding is highly dependent upon investors who get information from a wide variety of sources that rely on user generated content (e.g., social media, Reddit, message boards, blogs, etc.). These sources often have little to no standards for posting, and many of them allow people to post without even requiring a real name. As a result, these mediums can be susceptible to misinformation, disinformation, and campaigns where individuals using bots and/or fake accounts can create the illusion of “social proof.” For instance, Legion M has previously been the subject of negative postings, including misinformation and false allegations, made on multiple social media and investment platforms from one or more individuals controlling multiple fake names/aliases. To the extent the Company continues or becomes the target of a negative PR campaign from one or more individuals, including those using multiple fake accounts and/or spreading false information about the company, the negative publicity may have an adverse impact on the company, its fundraising, its projects, and has the potential to distract management’s attention from the company’s business.

We depend on a small management team and may need to hire more people to be successful.

Our success will greatly depend on the skills, connections and experiences of our three executives, Paul Scanlan, Jeff Annison and Terri Lubaroff. Should any of them discontinue working for Legion M, there is no assurance that Legion M will continue. We will also need to hire creative talents and individuals with a track record of success and with the skills necessary to ensure that we create and sell premium original content. There is no assurance that we will be able to identify, hire and retain the right people for the various key positions.

We may not be able to protect all our intellectual property.

Our profitability may depend in part on our ability to effectively protect our intellectual property including our trademark and logo, original entertainment content in our projects and our ability to operate without inadvertently infringing on the proprietary rights of others. Theft of our original entertainment content prior to release could adversely affect our revenue. Policing and protecting our intellectual property against piracy and unauthorized use by third parties is time-consuming and expensive and certain countries may not even recognize our intellectual property rights. Any litigation protecting our intellectual property and defending our original content could have a material adverse effect on our business, operating results and financial condition regardless of the outcome of such litigation.

Our officers control the company, and we currently have no independent directors.

Our three executive officers and directors are currently also our controlling shareholders. As holders of the Class B Common Stock which gives them 10 votes per share, as opposed to 1 vote per share for holders of Class A Common Stock like you, they will continue to hold a majority of the voting power of all our equity stock and therefore control the board at the conclusion of this offering. In fact, even if they were to own as little as 5.1% of the equity securities of the Company, they will still control a majority of the voting stock. This could lead to unintentional subjectivity in matters of corporate governance, especially in matters of compensation and related party transactions. We also do not benefit from the advantages of having any independent directors, including bringing an outside perspective on strategy and control, adding new skills and knowledge that may not be available within Legion M, having extra checks and balances to prevent fraud and produce reliable financial reports.

The shares of Class A Common Stock being offered are subject to drag-along rights.

The shares you are purchasing in this offering are subject to a drag-along provision as set forth in the Subscription Agreement, pursuant to which each holder of Class A Common Stock purchased in this offering agrees that, in the event the company’s board and the holders of a majority of the votes of the outstanding shares of the company’s Class A Common Stock and Class B Common Stock voting as a single group (and taking into consideration the 10 votes per share voting preference of the Class B Common Stock) vote in favor of a sale of the Company, then such holder of Class A Common Stock will vote in favor of the transaction if such vote is solicited, refrain from exercising dissenters’ rights with respect to such sale of the Company, and deliver any documentation or take other actions reasonably required, amongst other covenants.

This means that if the Board of Directors and Class B shareholders (which consists of the founders, employees and early investors) decide to sell the Company, you are agreeing to go along with that sale, even if you don’t agree with it, oppose it, or feel that your interests are not being represented. For instance, the fact that shares of Class B Common Stock are owned by founders, employees and early investors could potentially create scenarios where the interests of the two shareholder groups are not aligned.

Additionally, the enforceability of such provision as it relates to appraisal rights will be subject to the provisions of Delaware law. Since the rights of common stock are determined in general by statute as opposed to by contract, and the drag-along provision is a contractual term, the extent to which this provision would be upheld by the courts in Delaware is unclear. In the event this provision was to be challenged, a sale of the Company might not be effected, and all the shareholders could miss an opportunity to realize the value of their investment.

The exclusive forum provision in our certificate of incorporation and bylaws may have the effect of limiting an investor’s ability to bring legal action against us and could limit an investor’s ability to obtain a favorable judicial forum for disputes.

Section XI of our Amended and Restated Certificate of Incorporation and Section 48 of our Amended and Restated Bylaws contain exclusive forum provisions for certain lawsuits, see “Securities Being Offered – Forum Selection Provisions”. Further, our subscription agreements for our Regulation A and Regulation CF offerings include exclusive forum provisions for certain lawsuits pursuant to the subscription agreement, see “Securities Being Offered – Forum Selection Provisions”. The forum for these lawsuits will be the Court of Chancery in the State of Delaware. None of the forum selections provisions will be applicable to lawsuits arising from the federal securities laws. These provisions may have the effect of limiting the ability of investors to bring a legal claim against us due to geographic limitations. There is also the possibility that the exclusive forum provisions may discourage stockholder lawsuits, or limit stockholders’ ability to bring a claim in a judicial forum that it finds favorable for disputes with us and our officers and directors. Alternatively, if a court were to find this exclusive forum provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition.

Investors in this offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreement.

Investors in our Regulation Crowdfunding offerings and their transferees are bound by the subscription agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against the company arising out of or relating to the subscription agreement, including any claim under the federal securities laws.

If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which governs the subscription agreement, in the Court of Chancery in the State of Delaware. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription agreement. You should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement.

If you bring a claim against the Company in connection with matters arising under the subscription agreement, including claims under federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the Company. If a lawsuit is brought against the Company under the subscription agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.

Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the subscription agreement with a jury trial. No condition, stipulation or provision of the subscription agreement serves as a waiver by any holder of common shares or by us of compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws.

In addition, when the shares are transferred, the transferee is required to agree to all the same conditions, obligations and restrictions applicable to the shares or to the transferor with regard to ownership of the shares, that were in effect immediately prior to the transfer of the Shares, including but not limited to the subscription agreement.

The offering price has been set by Legion M’s management.

Legion M has set the price of its Class A Common Stock at $1.65 (although the Effective Share Price each investor pays will be lower – for more information please see the “How We Determined the Offering Price in this Offering” section in “Plan of Distribution and Selling Shareholders”). Valuations for companies like Legion M are purely speculative. Our valuation has not been validated by any independent third party and may fall precipitously. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of a start-up company. You should not invest if you disagree with this valuation.

We have a large shareholder base which will likely grow even larger over time.

As a result of Legion M’s recent successful Regulation Crowdfunding and Regulation A offerings, we have over 35,000 shareholders. It is uncommon for a start-up company with limited resources and a small staff to have so many investors. Our stated goal is to grow the shareholder base to one million through multiple rounds of fundraising. Despite best efforts, it is possible that unexpected risks and expenses of managing this large shareholder base could divert management’s attention and cause Legion M to fail.

Equity crowdfunding is new.

Legion M’s existing funding and future fundraising plans (including this round) are reliant on equity crowdfunding and provisions of the JOBS Act which have been in effect for a short period of time. Secondary markets don’t exist yet, and may not exist for some time (or ever), which hampers the ability for investors to sell their shares. The laws are complex, and interpretation by governing bodies doesn’t exist in some cases and may change over time in others. Changes to the laws (or interpretation of the laws) could impact Legion M’s ability to raise money as well as your ability to trade your shares.

There is no current market for Legion M’s shares.

There is no formal marketplace for the resale of our securities. If the Company is successful, we expect to IPO or list on an exchange or alternative trading system that allows investors to sell their shares, but there is no guarantee that will happen, or that if it does happen that there will be demand to purchase your shares at your desired price or at any price at all. We do not currently have any near-term plans to apply for or otherwise seek trading or quotation of our Class A Common Stock on an over-the-counter market. It is also hard to predict if we will ever be acquired by a bigger company. Investors should assume that they may not be able to liquidate their investment or pledge their shares as collateral for some time (if ever).

Competitors could overtake our momentum.

As the marketplace becomes more savvy about the JOBS Act and how an entertainment company could benefit from an equity crowdfunded financing round, competitors could launch their own equity crowdfunding campaigns and overtake our momentum.

We are offering a discount on our stock price to certain classes of investors.

Certain classes of investors are entitled to bonus shares (effectively a discount) in this offering; see the “Rewards and Bonus Shares” section of “Plan of Distribution and Selling Shareholders.” In addition, certain individuals may receive one or more free Promotional Share(s) of Legion M Class A Common Stock, see “Promotional Shares” section of “Plan of Distribution and Selling Shareholders.” These bonus shares and promotional shares immediately dilute the value of your stock. Therefore, the value of shares of investors who pay the full price in this offering will be diluted by investments made by investors entitled to these bonus shares, who will pay less for the same stake in the Company.

There is no minimum amount set as a condition to closing this offering.

Because this is a “best effort” offering with no minimum, we will have access to any funds tendered. This might mean that any investment made could be the only investment in this offering, leaving the company without adequate capital to pursue its business plan or even to cover the expenses of this offering.

The amount raised in this offering may include investments from company insiders or immediate family members.

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We expect to raise additional capital through offerings of equity and convertible securities and to provide our employees and advisors with equity incentives. Therefore, your ownership interest in the Company is likely to continue to be diluted.

Our current strategic initiatives require substantial capital. We may seek to raise any necessary additional funds through equity or debt financings or other sources that may be dilutive to existing stockholders. The Company may offer additional shares of its Class A Common Stock and/or other classes of equity or debt that convert into shares of Class A Common Stock, any of which offerings would dilute the ownership percentage of investors in this Offering. Also, we intend to award employees and advisors with stock options and other compensatory securities through our employee equity incentive plan, which may also cause dilution to your investment. See “Dilution.”

Using a credit card to purchase shares may impact the return on your investment as well as subject you to other risks inherent in this form of payment.

Investors in this Offering have the option of paying for their investment with a credit card, which is not usual in the traditional investment markets. Transaction fees charged by your credit card company (which can reach 5% of transaction value if considered a cash advance) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the shares you buy and would be in addition to the StartEngine Primary processing fee. See “Plan of Distribution and Selling Shareholders.” The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (e.g., minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, as in this Offering, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment.

The Commission’s Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018 entitled: Credit Cards and Investments – A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

DILUTION

Funding History

Dilution means a reduction in value, control, or earnings of the shares the investor owns. When a company is created and seeks investment from outside investors, like you, the price paid per share of stock can vary. To help illustrate the dilution you face as an investor (the fact that you pay more for your shares than earlier investors did), we’d like to explain how our current shareholders acquired their stock and the price they paid for it. The prices discussed below reflect the price paid after our recent 10-for-1 stock split (for details see the table below). The shareholders of Legion M can be broken into the following groups:

Founders/Founding Grant Holders. When Legion M was formed, the founding stock of the company was allocated amongst the two cofounders, early employees, consultants, advisors and creative allies at close to zero cost. An early-stage company typically issues shares (or grants options over its shares) to its founders and early employees at a very low cash cost because they are contributing money, time and energy at below market rates (i.e. sweat equity). Note that most of the stock issued to this group of shareholders (including the restricted stock owned by our two co-founders) vested over a 4-year period.

Seed Investors (Discounted Note). To fund startup expenses and launch our initial Regulation Crowdfunding round of financing, Legion M secured $418,342 worth of investment from accredited investors who had previous relationships with our two cofounders. These investors loaned money at a 5% interest rate to Legion M in exchange for promissory notes that automatically converted to Class B Common Stock upon closing of a successful financing round of over $1 million. If Legion M had been unable to raise at least $1 million, these investors likely would have lost their entire investment. In exchange for the additional risk of investing early, these investors received a 30% discount when the notes converted into Class B Common Stock, which translated to a $0.49 per share price in August 2016 upon closing of our first equity crowdfunding round. When you factor in the interest earned by these notes, these investors paid an average of $0.482 per share of Class B Common Stock.

Round 1 Investors (Reg CF/D). On the morning of May 16, 2016 (the day the new law took effect), Legion M became one of the first companies in history to launch a Regulation Crowdfunding (Reg CF) fundraising campaign. Legion M closed the round 3 months later with $999,999 in investment in the Reg CF round (the maximum allowable at the time) and $193,522 in Reg D investments at the price of $0.70 per share of Class A Common Stock.

In addition, just prior to Round 1 we received $76,020 of investment from accredited investors in the form of convertible promissory notes. These notes converted into Class B Common Stock at the close of Round 1, also at $0.70 per share.

Round 2 Investors. In March 2017, Legion M launched a fundraising campaign under Regulation A promulgated under the JOBS Act. In August 2017, we made a follow-on offering under Regulation Crowdfunding to include investors who couldn’t invest under Regulation A due to state securities laws. Both campaigns ended on September 2, 2017. Legion M ultimately closed with $1,875,336 worth of investment in the Regulation A round and $167,941 worth of investing in the Reg CF round at the price of $0.75 per share of Class A Common Stock.

Round 3 Investors. On May 16, 2018, Legion M opened a Regulation CF offering at a price of $0.83 per share of Class A Common Stock. This round was oversubscribed, closing on July 27, 2018 with a total of 1,084,000 shares sold for a total of $901,888, the maximum allowable under Regulation CF (which sets limits on the amount which may be raised on an annual basis).

On October 26, 2018, Legion M opened a Regulation A offering that allowed investors who were blocked from investing in the oversubscribed Round 3 Reg CF the opportunity to purchase shares at a price of $0.83 per share. We raised a total of $634,541 from the sale of 762,910 shares.

Legion M also closed an individual investment of $99,998 under Regulation D at a Round 3 price of $0.83 per share from one of our seed investors.

Round 4 Investors. On October 26, 2018, Legion M opened a Regulation A offering at a price of $0.89 per share of Class A Common Stock. We sold 2,410,870 shares for a total of $2,140,852 at that price.

Round 5 Investors. On July 12, 2019, Legion M increased the price per share in its Regulation A offering to $1.00 per share of Class A Common Stock. We sold 2,422,020 shares for a total of $2,422,430 at that price.

On October 18, 2019 Legion M opened a Regulation CF offering at $1.00 per share of Class A Common Stock. We sold 30,000 shares for a total of $30,000 at that price.

Round 6 Investors. On November 6, 2019, Legion M increased the price per share in its Regulation A and Regulation CF offerings to $1.065 per share of Class A Common Stock. We sold 422,630 shares for a total of $450,101 under Reg A, and 241,760 for a total of $257,474 under Regulation CF.

Round 7 Investors. On August 6, 2020, Legion M opened a Regulation CF offering with price of $1.43 per share and rewards that included bonus shares. This round closed on April 30, 2021 having sold 1,256,350 shares for a total of $1,794,068, and issuing an additional 243,600 shares as Bonus Shares.

Round 8 Investors. On October 5, 2021, Legion M launched a Regulation CF offering with a price of $1.50 per share and rewards that included bonus shares. This round closed on April 30, 2022, having sold 2,771,040 shares (including Bonus Shares) for a total of $3,712,680. In addition, Legion M issued 20,560 free shares as part of a promotion in conjunction with Los Angeles Comic Con, and 51,170 shares as commissions to StartEngine in accordance with our listing agreement.

Option/Warrant Grants. As Legion M grows, we issue options and warrants to key employees, advisors, and partners:

●	Shortly after founding, grants for 860,000 stock options and warrants were issued to employees, consultants and advisors at a strike price of $0.001 per share.
●	Shortly after Round 1 closed, the company issued option grants for 1,607,720 shares of Class A Common Stock at the strike price of $0.70 per share.
●	After Round 2 closed, Legion M issued an additional 969,700 options or warrants at the strike price of $0.747 per share.
●	Concurrent with Round 3, Legion M issued an additional 120,000 options at a strike price of $0.832 per share.
●	Concurrent with Round 4, Legion M issued an additional 270,000 options at a strike price of $0.888 per share.
●	Concurrent with Round 5, Legion M issued an additional 50,000 options at a strike price of $1.00 per share.
●	Concurrent with and after Round 6, Legion M issued an additional 210,000 options at a strike price of $1.065 per share.
●	Concurrent with Round 7, Legion M issued an additional 599,460 options at a strike price of $1.142 per share.
●	Concurrent with Round 8, Legion M issued an additional 295,000 options or warrants at a strike price of $1.25 per share

Legion M Share Price Over Time[1]
ROUND	ROUND OPEN DATE	SHARE PRICE[2]
Round 1	March, 2016	$0.70 ($7.00 pre-split)
Round 2	March 2017	$0.75 ($7.47 pre-split)
Round 3	May 2018	$0.83 ($8.32 pre-split)
Round 4	October 2018	$0.89 ($8.88 pre-split)
Round 5	July 2019	$1.00 ($10.00 pre-split)
Round 6	November 2019	$1.07 ($10.65 pre-split
Round 7	August 2020	$1.20 average ($1.43 to $1.14 range) Effective Share Price, depending on bonuses[3,4] ($11.96, $14.28 and $11.42 pre-split)
Round 8	October 2021	$1.34 average ($1.50 - $1.25 range) Effective Share Price, depending on bonuses[3,5] ($13.40, $15.00 and $12.50 pre-split)
Round 9 (This Offering)	October 2022	$1.65 to $1.32 Effective Share Price, depending on bonuses[3,6]

Notes:

1.

Legion M's share price is not set on an open market the same way a publicly traded stock is. Instead, the company sets the stock price, and the public decides whether or not they would like to buy it. The chart above reflects the share price (or 'Effective Share Price' for Rounds that include bonus shares) at the beginning of each round. For more information, please see “How We Determined the Offering Price in this Offering.”

2.	Share prices on this table have all been adjusted to reflect the 10-for-1 split that occurred between Rounds 8 and 9.

3.	Beginning in Round 7, Legion M's offerings included the opportunity to receive bonus shares as a reward, which affects the effective share price paid by the investor.

4.	The average effective share price for Round 7 was determined by dividing the total amount raised by the total number of shares issued (inclusive of bonus shares).

5.	The average effective share price for Round 8 was determined by dividing the total amount raised by the total number of shares issued (inclusive of bonus shares, but not including Promotional Shares issued as part of the Los Angeles Comic Con promotion or shares issued as compensation to StartEngine).

6.	The effective share price for Round 9 depends on the amount invested and the bonuses (if any) the investor qualifies for. For more information, please see “Rewards and Bonus Shares” below.

Dilution From Share Promotions

Legion M has allocated 350,000 shares (“Promotional Shares”) from this offering to be issued directly to individuals as part as one or more promotions intended to grow the size of the Legion M community and/or generate revenue for the company. The number of Promotional Shares issued during this offering (if any) will not exceed 1% of the total outstanding shares of Legion M prior to the beginning of this offering. If every Promotional Share allocated is issued, the amount of dilution to Legion M shareholders (including both existing shareholders and those who purchase shares in this offering) will be less than 1%. For further information, please see “Plan of Distribution and Selling Shareholders” section below.

Dilution for New Investors

The following tables summarize the differences between existing shareholders and new investors in this offering with respect to the number of shares of common stock purchased, and total consideration paid, for two different scenarios:

MAXIMUM OFFERING: ASSUMES $20 MILLION RAISED	SHARES ISSUED (1) (2)	% OWNERSHIP	AVERAGE PRICE PER SHARE (1)	TOTAL CONSIDERATION
FOUNDERS/FOUNDING GRANT HOLDERS (2)(3)	15,460,400	29%	$0.00	$1,501
SEED INVESTORS (DISCOUNTED NOTE) (4)	867,880	2%	$0.48	$418,342
ROUND 1 INVESTORS (REG CF/D) (5)	1,813,630	3%	$0.70	$1,269,541
OPTION/WARRANT GRANT HOLDERS (2) (6)	4,981,880	9%	$0.71	$3,517,213
ROUND 2 INVESTORS (REG A/CF) (7)	2,735,310	5%	$0.75	$2,043,277
ROUND 3 INVESTORS (REG CF/A/D) (8)	1,967,100	4%	$0.83	$1,636,627
ROUND 4 INVESTORS (REG A) (9)	2,410,870	4%	$0.89	$2,140,852
ROUND 5 INVESTORS (REG A/CF) (10)	2,452,020	5%	$1.00	$2,452,020
ROUND 6 INVESTORS (REG A/CF) (11)	664,390	1%	$1.07	$707,576
ROUND 7 INVESTORS (REG CF) (12)	1,499,950	3%	$1.20	$1,794,068
ROUND 8 INVESTORS (REG CF) (13)	2,842,770	5%	$1.31	$3,714,255
NEW SHARES ISSUED IN THIS OFFERING (REG A) (14)	15,501,515	29%	$1.25	$19,323,671
TOTAL	53,197,715	100%		$39,018,943

ASSUMING $1,000,000 RAISED:	SHARES ISSUED (1) (2)	% OWNERSHIP	AVERAGE PRICE PER SHARE (12)	TOTAL CONSIDERATION
FOUNDERS/FOUNDING GRANT HOLDERS (2)(3)	15,460,400	40%	$0.00	$1,501
SEED INVESTORS (DISCOUNTED NOTE) (4)	867,880	2%	$0.48	$418,342
ROUND 1 INVESTORS (REG CF/D) (5)	1,813,630	5%	$0.70	$1,269,541
OPTION/WARRANT GRANT HOLDERS (2) (6)	4,981,880	13%	$0.71	$3,517,213
ROUND 2 INVESTORS (REG A/CF) (7)	2,735,310	7%	$0.75	$2,043,277
ROUND 3 INVESTORS (REG CF/A/D) (8)	1,967,100	5%	$0.83	$1,636,627
ROUND 4 INVESTORS (REG A) (9)	2,410,870	6%	$0.89	$2,140,852
ROUND 5 INVESTORS (REG A/CF) (10)	2,452,020	6%	$1.00	$2,452,020
ROUND 6 INVESTORS (REG A/CF) (11)	664,390	2%	$1.07	$707,576
ROUND 7 INVESTORS (REG CF) (12)	1,499,950	4%	$1.20	$1,794,068
ROUND 8 INVESTORS (REG CF) (13)	2,842,770	7%	$1.31	$3,714,255
NEW SHARES ISSUED IN THIS OFFERING (REG A) (14)	1,107,575	3%	$0.90	$1,000,000
TOTAL	38,803,775	100%		$20,695,272

1	"Shares Purchased" and "Average Price Share Price" listed on this table have been adjusted to post split values subsequent to the 10-for-1 stock split that occurred between rounds 8 and 9.
2	For the purposes of this table, all shares of stock are considered fully vested, and all granted options/warrants are assumed fully vested and exercised.
3	Includes restricted stock grants of 15,460,400 shares of Class B Common Stock issued when the company was founded.
4	Class B shares issued under Reg D to promissory note holders that converted at a discount (and with interest) at the close of Round 1.
5	Includes 1,428,570 shares sold under Reg. CF and 276,460 shares sold under Reg. D, and 108,600 shares converted from $76,000 of promissory notes at $0.70 per share.
6	Includes (i) options to purchase 590,000 shares and warrants for 270,000 shares of Class B Common Stock at $0.001 per share strike price (ii) 1,607,720 options at $0.70 per share strike price and (iii) 969,700 options/warrants at $0.747 per share strike price, (iv) 120,000 options at $0.832 per share strike price, (v) 270,000 options at $0.888 strike price, (vi) 50,000 options at $1.00 per share strike price, (vii) 210,000 options at $1.065 strike price, (viiI) 599,460 options at $1.142 strike price, (ix) 295,000 options/warrants at $1.25 strike price.
7	Includes 2,510,490 shares sold under Reg. A+, and 224,820 shares sold under Reg CF at $.747 per share.
8	Includes (i) 1,084,000 Class A shares sold under Reg CF, 762,910 Class A shares sold under Reg A+, and 120,190 Class B shares sold under Reg D.
9	Includes 2,410,870 shares sold under Reg. A+ at $0.888 per share.
10	Includes 2,422,020 Class A shares sold under Reg A+ and 30,000 Class A shares sold under Reg CF at $1.00 per share.
11	Includes 422,630 shares sold under Reg. A+, and 241,760 shares sold under Reg CF at $1.065 per share.
12	Includes 1,499,950 shares sold under Reg CF (including bonus shares issued as rewards).
13	Includes 2,771,040 shares sold under Reg CF (including bonus shares issued as rewards), as well as 51,170 shares issued to StartEngine as commission and 20,560 Promotional Shares issued to participants of Los Angeles Comic Con.
14	This table shows the most dilutive theoretical case, which assumes all shares sold in this offering are purchased by investors who qualify for the maximum possible bonus shares, and that the entire allotment of 350,000 promotional shares are issued. In practice, the number of shares issued and average price per share will range between the theoretical amounts shown on this table, and the theoretical least dilutive case, in which no bonus or promotional shares are issued, and every share sells for the Round 9 share price of $1.65 per share.

Future Dilution

Another important way of looking at dilution is the dilution that happens due to our future actions. The investor’s stake in a company could be diluted due to our issuing additional shares. In other words, when we issue more shares, the percentage of the company that you own will go down, even though our value and your shareholding may go up—you own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another financing round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and will experience control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings back into the company).

The type of dilution that hurts early-stage investors most occurs when a company sells more shares in a “down round,” meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

●	In June 2021, Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

●	In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

●	In June 2022, the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the “down round”). Jane now owns only 0.89% of the company and her stake is worth $26,660.

If you are making an investment expecting to own a certain percentage of Legion M or expecting each share to hold a certain amount of value, it is important to realize how dilution can make drastic changes to the value of each share, ownership percentage, voting control and earnings per share.

USE OF PROCEEDS TO ISSUER

The company estimates that if it sells the maximum amount of $19,999,999.80 from the sale of Class A Common Stock, the net proceeds to the issuer in this offering will be approximately $18,396,999.82 after deducting the estimated offering expenses of approximately $1,603,000 (including platform, credit card, legal and accounting fees).

The following discussion addresses the use of proceeds from this offering. The use to which we have put proceeds received so far is set out in “Management’s Discussion and Analysis.” None of the offering proceeds will be used to pay off debt early or make payments for deferred salaries.

The following table breaks down the use of proceeds into five different categories under various funding scenarios:

	$2 Million Raise		$5 Million Raise		$10 Million Raise		$15 Million Raise		$20 Million Raise
Total Money Raised	$2,000,000	100%	$5,000,000	100%	$10,000,000	100%	$15,000,000	100%	$20,000,000	100%
Offering Related Expenses (1)	$225,000	11%	$450,000	9%	$825,000	8%	$1,200,000	8%	$1,575,000	8%
Round Rewards (2)	$220,000	11%	$550,000	11%	$1,100,000	11%	$1,650,000	11%	$2,200,000	11%
Development, Project and Operating Expenses (3)	$1,155,000	58%	$2,000,000	40%	$3,075,000	31%	$4,650,000	31%	$6,225,000	31%
Marketing Fund (4)	$400,000	20%	$2,000,000	40%	$5,000,000	50%	$7,500,000	50%	$10,000,000	50%

1	Assumes that 3.5% of total amount raised is paid to StartEngine for commissions, 4% is paid for credit card/ACH processing fees, $15,000 is paid for StartEngine for offering costs, and $60,000 is paid in legal and accounting fees required to launch the offering.
2	Assumes (based upon data from Legion M's Round 8 offering) that 11% of total amount raised is used to fulfill Legion M Gift Cards and other Round 9 Rewards. For the purposes of this calculation Legion M gift cards are modeled at the face value of the gift card issued. Note that gift cards generate future revenue for Legion M that is recognized according to GAAP accounting standards.
3	Development, Project and Operating Expenses is the money that pays for Legion M's project investments (e.g. licensing IP, production financing, etc) and operations, which includes salaries and other expenses required for development, production, marketing, distribution, merchandising, and monetization of Legion M's entertainment projects, along with fundraising, business development, investor relations/community management and all other operational activities. For information regarding the Company’s executive compensation, including salaries, see “Compensation of Directors and Executive Officers.”
4	The Marketing Fund contains money used for discretionary costs of marketing of Legion M projects and fundraising, including money spent to promote this offering.

Offering Related Expenses

Legion M is estimating approximately $15,000 for offering costs, $30,000 for legal fees, $30,000 for accounting fees, 3.5% of money raised for StartEngine commissions, and 4% of money raised for credit card/ACH fees.

Round Rewards

Investors in this offering can earn one or more Reward based on the amount of money they invest (for more detailed information, please see the “Rewards and Bonus Shares” section of “Plan of Distribution and Selling Shareholders.”) These rewards fall into different categories that require different use of funds:

●	Bonus Shares – These are free shares for investors that are granted after their investment closes. There is no hard cost for Legion M to fulfill these rewards.
●	Legion M Gift Cards – Legion M considers the face value of the gift card as the COGS for these rewards in the “use of funds” table above. Note that gift cards generate future revenue for Legion M that is recognized according to GAAP accounting standards
●	3rd Party Merchandise – These are items like Fandango tickets that Legion M must purchase directly from a 3rd party. The estimated costs of these rewards are included in the “use of funds” table above.
●	Legion M Experiences – These are items like “Tickets to a Legion M Red Carpet Hollywood Premiere.” While these rewards can be invaluable to the recipient, they have little to no hard cost that needs to be considered in the “use of funds” table above.

As you can see, the cost for Legion M to fulfill investor Rewards will depend on the amount invested and specific Rewards chosen by investors. For the purposes of the use of funds table above, we’re assuming a distribution of rewards similar to our Round 8 offering.

Development, Project, and Operating Expenses

These are the funds required to support Legion M’s project and operating expenses. It includes both project investments (e.g. licensing IP, cash investments, etc.) along with monthly operating expenses like employees’ salaries and benefits, compensation to contractors, travel, legal and accounting, insurance and technology.

These funds directly support:

●	Internal development, financing, production, distribution, and monetization of Legion M’s entertainment projects, including hard costs (e.g. cash investments, rights acquisition fees, etc.);
●	Development and sales of consumer products for Legion M and our projects;
●	PR and marketing, not including hard costs (e.g. marketing-specific contractors, paid media, comic-con activations, etc.) that comes from the marketing fund;
●	Business development;
●	Investor relations and community management (i.e. growing, managing, and leveraging our Legion of fans);
●	Fundraising, not including hard costs (e.g. paid media spend, comic-con activations, etc.) which comes from the marketing fund; and
●	General overhead and administrative costs.

As of October 2022, our monthly burn rate for operating expenses (including salaries and regularly occurring expenses but excluding discretionary spending on marketing and project investments) is approximately $130,000 per month. Our burn rate for operating expenses may go up or down based on the amount of money raised and market conditions. For example, in response to the COVID crisis Legion M was able to react to challenging market conditions by dramatically reducing spending in 2020.

Marketing Fund

Growing the Legion (see “The Company’s Business — Growing the Legion) and marketing our products/projects are two of our highest priorities. Accordingly, we plan to allocate a portion of funds raised in this offering to marketing efforts intended to build value for Legion M by driving revenue, awareness, and fundraising. This includes paid digital advertising, referral programs, sponsorships, exhibiting at comic cons/film festivals, etc.

The “Marketing Fund” listed in the “Use of Proceeds” table above is the money used for costs (e.g. contractor fees, paid media, comic-con activations, etc.) associated with marketing. Salaries for Legion M staff are all considered part of our development and operating expenses – even when they are working in a marketing capacity. The marketing fund is discretionary – when marketing is effective at driving investments/sales/revenue we can turn it up and when it is not effective, we turn it down or turn it off.

It’s worth noting money spent marketing Legion M’s entertainment projects and merchandise often doubles as marketing for the Company. For example, the P&A money we spend promoting Memory: The Origin of Alien also helps introduce fans of the Alien franchise to Legion M. The money we spend marketing Mandy consumer products brings fans of the movie to our website where they can learn more about getting involved with Legion M. Whenever possible, we work to structure deals where the investments we make in entertainment projects provide potential for both direct ROI and marketing benefits for Legion M.

We reserve the right to change the above use of proceeds if management believes it is in the best interest of the Company.

THE COMPANY’S BUSINESS

Introduction

Legion M is an entertainment company formed on March 4, 2016, under the laws of Delaware as a C corporation. Our business plan is to partner with creators and other entertainment companies -- from independent filmmakers to large Hollywood studios and distributors -- to develop, produce, distribute, market, finance, and monetize entertainment content including movies, television shows, virtual reality, digital content, events, and more. In this sense, we are like thousands of other entertainment companies around the world.

The difference is that Legion M is (to our knowledge) the first entertainment company built from the ground up to be owned by fans. We’re taking advantage of historic new equity crowdfunding laws that allow the public to invest in our Company in its earliest stages of development. With Legion M, fans own the Company, fans get behind the scenes and — when we are successful — fans share in the rewards!

We founded Legion M because we saw a once-in-a-lifetime opportunity created by the JOBS Act. Fans hold great power in the entertainment industry. After all, we’re the ones who buy the tickets, pay the subscriptions, and decide what to watch. Individually each of us is just a consumer, but when we band together we have undeniable power. And now, thanks to the disruptive new capabilities of equity crowdfunding, we have a first-ever chance to build an entertainment company of our own.

Competitive Advantage

From franchises and IP to talent and influencers, we believe a BUILT-IN AUDIENCE is one of the most valuable assets in Hollywood. Our goal is to create a company with a built-in audience for everything we do. One that is not focused on sequels and reboots of today’s franchises, but instead on finding original new stories and creating the franchises of tomorrow.

By giving people an ownership stake and a voice in the process, we’re creating a legion of fans that are both financially and emotionally invested in the success of our projects. The bigger that audience gets, the more powerful it becomes.

We believe a company owned by a Legion of emotionally invested shareholders has a number of intrinsic competitive advantages, including:

●	A legion of fans to come out opening night (and bring out all their friends!);
●	A legion of evangelists to share on social media and create grassroots buzz;
●	A legion of scouts to help find the next big thing;
●	A legion of focus group testers to evaluate ideas and harness the “wisdom of the crowd”;
●	A legion of advocates to provide energy, enthusiasm and excitement that help propel the Company forward;
●	A legion of creatives to crowdsource ideas and contribute their talents;
●	A legion of fans to help attract the very best talent to our projects.

We believe the result of all this is an ability to reduce risk and improve the odds of success for everything we do. Our long-term goal is to unite one million fans as shareholders of Legion M. If we’re successful, this will provide hundreds of millions of dollars to develop content that has one million fans standing behind it. It’s an ambitious goal, and one we expect will take many years to achieve. But if we’re successful, we believe it could make us one of the most influential companies in Hollywood.

Current Size of the Legion

At 6AM Pacific Time on May 16, 2016 (the day Regulation CF went into effect), Legion M became one of the first companies in history to launch an equity crowdfunding round under Regulation CF, created by the JOBS Act. Since then, we have completed eight rounds of equity crowdfunding, raising over $16 million from more than 35,000 investors via a combination of Regulation A, Regulation CF, and Regulation D.

In addition to allowing fans to invest via equity crowdfunding, we also allow them to join our community by becoming a free member or following us on social media. We do this for several reasons, including the fact that we want to give people the opportunity to “get to know us” before they invest. We also recognize that there are many people who love the idea of a fan-owned company but for some reason cannot or choose not to invest. As a Company whose power comes from the size and strength of its community, we welcome these people with open arms. As of October 2022, we estimate our total community of investors, members, and followers to be over 150,000 people.

How We Make Money

Entertainment is a complex and rapidly changing industry that employs a variety of business models for the production, distribution and monetization of content. While there are many ways a company can make money in entertainment (and even more ways to lose it!), we focus on parts of the value chain where we believe having a built-in audience can provide a competitive advantage.

As a startup attempting something that has never been done before, we view many of our early projects as experiments that allow us to better understand our business and prove — to ourselves, our investors, and the industry — the value that a fan-owned company can provide. Legion M has utilized many different business models, including the ones listed below:

Feature Film Development and Production Financing

Legion M has publicly announced investments in the production of six feature films: Field Guide to Evil, Mandy, Jay and Silent Bob Reboot, Archenemy, This is Not Financial Advice, and Nandor Fodor and the Talking Mongoose. In each of these cases Legion M has made a cash investment in the production of the film in exchange for a potential cash return based on the film’s success. We’ve also announced one project (Mary’s Monster) in which we’ve made an investment in the development of a film that has yet to secure production financing.

The terms of these deals vary widely and are typically subject to several different contracts with the various parties associated with the film. The risk and potential return associated with these investments depends heavily upon the terms of the specific deal and where we fall in the “waterfall” -- the model that determines how (and in what order) revenue earned by the film is distributed amongst all the stakeholders. Thus far, Legion M has participated in relatively low-risk positions at the top of the waterfall (e.g. a fixed-return investment backed by an existing sales agreement that gets paid back once the film is delivered), as well as high-risk positions at the bottom of the waterfall (e.g. a percentage of the “backend” that gets paid after other investors have earned their return, but is uncapped). In some cases we’ve also been able to cross-collateralize across alternative revenue streams (e.g. the “Reboot Roadshow” live tour for Jay and Silent Bob Reboot and the Jóhann Jóhannsson soundtrack for Mandy) and/or secure other terms (e.g. guaranteed minimums) that can help decrease risk.

Legion M has also been able to leverage our position as an equity investor in many of these films to tap into other revenue streams, including release partnerships (see “Release and P&A Partnerships” below) and consumer products/media sales (see “Consumer Products and Media” below).

Revenue (when applicable) collected from these projects is categorized as “Project Revenue” in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section. Direct-to-consumer sales of DVDs, Blu-Rays, movie tickets and merchandise are categorized as “Consumer Products and Media Revenue.”

Film and TV Development and Production

Development generally refers to the earliest stages of the content production cycle, when production companies invest time, money, and “sweat equity” to develop, package, and sell movies, TV series and other entertainment projects. Examples of development activities include reading and evaluating scripts, licensing IP, packaging talent (e.g., showrunners, actors, directors), creating pitch materials, and pitching projects to financiers, studios, streaming services, networks, distributors and other potential partners. The goal of development is typically to package a project for financing and/or sale so it can be produced.

Legion M has dozens of projects on our development slate. This includes projects like ICONS: Face to Face where we invested cash to film a pilot, The Emperor’s Blades and Ghosts of Manhattan where we licensed rights to existing novels to develop into a film or TV series, as well as projects like Airship Cowboys and Comedy Royale where there is little or no cash required, and our investment is primarily the time we spend working with partners to develop the idea. Many of our development stage projects have not been publicly announced.

From an investment standpoint, development projects are generally considered very high risk/reward, meaning that the odds of any given project making it into production are very low, but if you are successful in developing your project into a successful property, the rewards are potentially high.

Legion M has successfully signed deals for three projects from our development slate:

●	In July of 2022 Legion M announced a partnership with William Shatner and Exhibit A Pictures to produce an untitled documentary about the life of William Shatner. The film is expected to be financed via an equity crowdfunding offering tied specifically to revenue generated by the film.
●	In August of 2021 Legion M signed a deal with a major streaming provider for the sale of two seasons of an adult animated series developed by Legion M. Due to confidentiality agreements, we have not revealed the name of the project or the streaming partner. Between August 2021 and June 2022, the streamer hired a writing staff and produced outlines for 2 full seasons of episodes and scripts for 1 full season of episodes, however in June of 2022 the streamer told us that they had cut the series from their slate. They told us the series had not been cut due to any creative issues/concerns, but because a change of strategic mandate for the streamer. As of October 2022, Legion M is attempting to negotiate a “turnaround agreement” with the streamer that would allow us to continue forward and attempt to sell the project to another buyer.
●	In September of 2021, Legion M began filming The Man in the White Van, a multi-million dollar feature film (true-crime thriller) developed and produced by Legion M with financing provided by a third party. As producers of the movie, Legion M earns fees from the production budget and also has a stake in any back-end profits the film generates (if applicable). The film is expected to release in 2023.

Working with our partners, Legion M plans to continue pitching our development projects to partners like Netflix, Amazon, Hulu, Apple TV+, FX, Sony, HBOMax, Discovery, Disney+ and more. Every pitch we make is an opportunity to launch a new movie, series, or franchise.

While development is generally considered a “cost center” for most production companies, Legion M has found ways to monetize the process and earn revenue from many of our development projects. For example:

●	In the process of developing Girl With No Name as a feature film and Darknights and Daydreams as a Broadway play, we launched crowdfunding projects that allowed us to bring fans into the development process and offset our development costs.
●	By selling merchandise and media (e.g. autographed books) for projects like The Emperor’s Blades, The Gray Area, Calculated, and The Book we are able to build buzz and generate revenue that reduces our downside risk for these projects.

Revenue (when applicable) generated by our development activities is categorized as “Project Revenue” in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section. Revenue related to sales of consumer products and media (including comics and books) is also categorized as “Consumer Products and Media Revenue.”

Release and P&A Partnerships

As a fan-owned company, Legion M has a lot to offer partners during the release cycle of a film and has engaged in the release of several projects. The terms and structures of these deals varies greatly, including but not limited to the ones listed below:

●	Colossal, where Legion M partnered with NEON to provide cash for “P&A” (an industry term for the marketing and release of a film) in exchange for a potential cash return based on the theatrical success of the film.
●	Bad Samaritan, where Legion M partnered with Dean Devlin’s Electric Entertainment to make an “in-kind P&A investment,” in which Legion M promoted the film in exchange for a potential cash return based on the film’s theatrical success.
●	Tolkien, where Legion M partnered with Searchlight Films (a division of Disney) to earn revenue and exclusives for our members in exchange for supporting the release of the film.
●	Save Yourselves! where Legion M partnered with Bleecker Street to promote the film (which was selected by Legion M Film Scouts at Sundance) in exchange for marketing fees and potential cash return based on the success of the film in its first 2 years of release.

In addition, Legion M has entered release marketing partnerships for many projects in which we had a pre-existing relationship, including Mandy, Jay and Silent Bob Reboot, and The Field Guide to Evil. These partnerships allow us to generate revenue and/or offset marketing costs while supporting projects we have a stake in.

Revenue (when applicable) generated by our release and P&A partnerships is categorized as “Project Revenue” in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section. Direct-to-consumer sales of DVDs, Blu-Rays, movie tickets and merchandise is categorized as “Consumer Products and Media Revenue.”

Consumer Products and Media

Ever since our community began, there has been demand for Legion M merchandise that allows our members and investors to show off their Legion M pride. As the community gets larger, that demand grows. Today we have a robust consumer products division which oversees Legion M’s ecommerce store, wholesale business, and licensing program.

In 2018, through our investment in the film Mandy, Legion M acquired an exclusive license to produce merchandise related to the film and sublicense to third party brands and retailers. Through Legion M’s online store (shop.legionm.com) and our licensing and wholesale partners (which include Hot Topic, Spencer’s Gifts, Mondo Tees, Funko, and more) we sell items ranging from t-shirts and hats to replica props and Halloween masks. Our ability to generate consumer product, media, and licensing revenue tied to our projects creates value for both Legion M and our partners.

Since our success with Mandy, Legion M has acquired merchandising rights to a number of our other projects including Archenemy, “The Left Right Game,” Jay and Silent Bob Reboot, The Emperor’s Blades, Memory: The Origins of Alien, Save Yourselves!, and Darknights and Daydreams. For some of our projects, we sell the project media itself, including DVD’s, Blu-Ray’s, digital movie downloads, books, albums, and comics. In 2020, we expanded into consumables with the addition of Cheddar Goblin Macaroni and Cheese (from the film Mandy) and Archenemy Whiskey to our consumer product portfolio.

Our Consumer Products and Media revenue comes from a number of different sources:

●	Direct to consumer sales through the Legion M channels (including our shop.legionm.com online store and Amazon storefront)
●	Wholesale sales of Legion M product to 3rd party retailers (e.g., Hot Topic)
●	Sublicensing to 3rd party manufacturers and brands (e.g. Funko), where Legion M earns royalties from 3rd parties who create and sell their own products

Today, consumer products and media sales represent a significant component (44% in 2021 and 71% in 2020) of our revenue. For more information on “Consumer Products and Media Revenue,” please see the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section.

From an investment perspective (e.g., if we evaluate the time and money we invest in consumer product initiatives using the same criteria we use to evaluate our project initiatives), consumer products offer a number of unique advantages:

●	The risks of launching a new ecommerce product are relatively small – particularly now that “print on demand” technology eliminates the risk associated with inventory requirements for many items.
●	The time required to achieve returns on a new product line is orders of magnitude shorter than film and TV projects. For example, while it can take years to see a return on a successful film project, it’s possible to start making money from merchandise related to a film even before it is released.
●	Revenue from merchandising comes directly to Legion M, from which we pay royalties that get put into the waterfall (the distribution of funds amongst all the stakeholders of a project as dictated by the applicable contracts between all the parties). This is a more advantageous position than other models where revenue is collected by others and comes to us (when applicable) via our position in the project waterfall. For projects in which Legion M has a position in the waterfall, it’s even possible that a portion of the Consumer Products and Media Revenue we contribute into the waterfall could come back to Legion M.

We also believe that the investments we make in consumer products related to our projects pays dividends beyond the revenue they generate. It’s not a coincidence that successful entertainment companies like Walt Disney and Warner Brothers have robust consumer product divisions to monetize their IP, as branded products are an excellent way to drive awareness and build and nurture fandoms.

Revenue from our consumer products and media sales is broken into two categories:

●	Revenue tied to contracts with our projects (e.g. Mandy, Save Yourselves!, etc.) is included in the “Project Revenue” category.
●	Revenue not tied to contracts with our projects (e.g. Legion M merchandise, our in-house “Auto Focus” brand, etc.) is included in our “Non-Project Revenue” category.

Revenue from both of these categories is broken out in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section.

Film Distribution

In April of 2019, Legion M announced our first foray into film distribution — a partnership with Screen Media to acquire the North American distribution rights for the documentary Memory: The Origins of Alien. Under this partnership, we’re sharing (in a 50/50 split) all the costs and revenues from the North American distribution of the film across all outlets for the next 20 years. Screen Media is providing the expertise required to distribute the film, while Legion M is providing the marketing muscle we believe will help make it successful.

As the distributor of the film (in partnership with Screen Media), our investment is the money and time spent to acquire, market, and distribute the film. These costs include everything from the fees paid to acquire the rights from the filmmakers to the costs associated with booking theaters, manufacturing DVDs, creating trailers, designing/printing posters, and buying advertising. However, as the distributor, Legion M and Screen Media will earn a portion of theatrical ticket sales, DVD sales, VOD sales/rentals, licensing/advertising fees paid by streamers, merchandise sales, etc. through the year 2039. It’s worth noting that the film was released in 2019, which was the 40-year anniversary of Alien, but we will still own the rights to this film when the 50th and 60th anniversaries of the film roll around in 2029 and 2039.

In addition, Legion M has secured merchandising rights associated with the film (including the rights from the H.R. Giger estate to offer free gifts with purchase and rights from the Dan O’Bannon estate to sell licensed merchandise) and offers a limited line of merchandise related to the film.

Revenue (when applicable) collected from this project is categorized as “Project Revenue” in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section. Revenue related to sales of DVDs, Blu-Rays, and merchandise sales is categorized as “Consumer Products and Media Revenue.”

Live Event Production

Legion M has produced multiple major live events including the 2022 “Celebrating William Shatner” day at San Diego Comic-Con, the 2017 “Celebrating Stan Lee” handprint ceremony and after-party, and the 2019 “Excelsior!” tribute to Stan Lee (benefiting the non-profit charity The Hero Initiative) shortly after Stan passed away. In each of these cases, we incurred the effort, costs, and risks of hosting the events in exchange for the revenue generated from sources including tickets, merchandise, food/drink, autograph signings, and sponsorships.

These events are not generally designed to generate a profit -- instead, the revenue generated by these events helps subsidize the costs of what we believe were extremely effective ways to generate exposure and goodwill within the industry and fan communities. Our events have included a long list of industry participants, including Kevin Feige (head of Marvel Studios), Mark Hamill (Star Wars), Laurence Fishburne (The Matrix), Kevin Smith (Jay and Silent Bob Reboot), Chadwick Bozeman (Black Panther), Todd McFarlane (Spawn), and Paul Wesley (Star Trek: Strange New Worlds). Our William Shatner event at San Diego Comic Con help us secure Legion M’s first ever Hall H panel, which is one of the most coveted events at Comic Con (i.e. Hall H the same place studios like Disney and Amazon make their huge Comic-Con announcements). These events also generate extensive news and media coverage from around the world and provided an opportunity for Legion M to “open the gates of Hollywood'' and bring our members/shareholders to places that are typically reserved for industry insiders.

In addition to the major events, Legion M has hosted several smaller events, including the “Legion M Lounge” at the Sundance Film Festival and the “Fan Oasis” at Los Angeles Comic Con. While these events are typically free (i.e. there is no ticket sale revenue) we have had some success selling sponsorships. Again, our goal with these events to date has not been to generate a profit (although we’d certainly love to if we could find the right sponsor), but to offset the costs of marketing efforts that allow us to promote our projects and grow our community.

Revenue from the our major events is categorized as “Project Revenue” during the appropriate reporting period. Revenue (when applicable) from sale of merchandise and media related to these events is categorized as “Consumer Products and Media Revenue.” Revenue (when applicable) from our Lounges at Comic Con and Film Festivals is included as “Non-Project Revenue” during the appropriate reporting period. Results for all of these categories can be found in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section.

Finance Plan

As of October 2022, we have raised over $16,000,000 from more than 35,000 investors under Regulation A, Regulation CF and Regulation D.

Developing and monetizing entertainment projects like movies and television shows usually requires significant capital investment. We intend to raise as much of that money as possible directly from fans. Our long-term goal is to have 1 million shareholders, which would likely provide hundreds of millions of dollars. We expect it will take us many successive fundraising rounds to achieve this goal, but if we’re successful we believe it could make us one of the most influential companies in Hollywood.

In addition to raising money directly from fans, Legion M is exploring opportunities to partner with private equity investors, venture capitalists, film financing companies, and other entertainment financiers to increase the amount of money available for funding Legion M projects and initiatives.

Entertainment and Media Market

Film, television and digital entertainment is a global industry that generates trillions of dollars in revenue each year. Home to some of the largest and best-known corporations in the world (Disney, Sony, Netflix, NBCUniversal, etc.), it is an extremely complex and competitive industry with stakeholders ranging from content creators and studios to networks, technology and distribution companies.

As the industry grows, it’s constantly evolving. In recent years, changes in technology and consumer habits have ushered dramatic shifts in the industry, including the proliferation and success of global OTT (“over the top”) services such as Netflix, Amazon and Hulu, the advent of new steaming services such as Disney+, Peacock and AppleTV, the rise of new technologies like interactive TV and Virtual Reality, and the growth of non-traditional models such as PPV (pay per view), VOD (video on demand), SVOD (subscription video on demand) and AVOD (advertising supported video on demand).

Throughout all this change, the one thing that remains constant is the importance of the audience. It’s the collective eyeballs and wallets of viewers around the world that fuel the entire industry. The power of aggregating fans can be seen throughout the industry, from the salaries commanded by well-known actors and influencers to the importance of sequels, reboots and IPs with established fanbases.

From franchises and IP to talent and influencers, we believe a BUILT-IN AUDIENCE is one of the most valuable assets in Hollywood. Our goal is to create a company with a built-in audience for everything we do.

Board of Advisors

While we are fan-owned company, we are not a fan-run company. We believe our fan community is an extremely powerful resource for helping evaluate the art of media and entertainment, but the business of media and entertainment is extremely complex, nuanced, and highly confidential. To help us navigate these waters, we’ve established a remarkable board of advisors which currently includes:

●      William Shatner - Renowned Actor (Star Trek, TJ Hooker, Boston Legal, Rescue 911, etc.), Director, Producer, Screenwriter, Author and Musician

●      Larry Gleason - Distribution and Exhibition Expert, Former President of Worldwide Distribution at MGM, and Former President of Worldwide Exhibition at Paramount

●      Stoopid Buddies Stoodios (Matt Senreich, Seth Green, John Harvatine, and Eric Towner) - the Company behind Robot Chicken, SuperMansion, and Buddy Thunderstruck

●      Joanne Waage - SVOD Pioneer, Former GM/CEO of Crunchyroll, and Former CEO of Rakuten Viki

●      Scott Landsman - Senior Vice President of Comedy Development at Sony TV

●      Gaston Dominguez-Letelier - Comic Book & Pop Culture Expert and Founder & Former CEO of Meltdown, Inc., SVP NTWRK

●      Animal Repair Shop (Susan Bonds and Alex Lieu) - Mixed Reality Pioneers and Former Disney Imagineers

●      Lisa Taback - VP Talent Relations & Awards at Netflix and Former Awards Consultant (Spotlight, Moonlight, La La Land)

●      Kerry O’Quinn - Creator and Publisher of Starlog, Fangoria, CineMagic, and Comics Scene Magazines

●      Tim League - Founder of Alamo Drafthouse, Founder of Fantastic Fest, and Co-Founder of NEON

●      Adam Rymer - CEO Envy Gaming and Former President of Legendary Digital Networks

●      Doug Hansen - P&A Expert, Former President & COO of Endgame Entertainment, and President of Hansian Media

●      Michael Arrieta - Business Development Expert, COO of Relativity Media, Founder of Big Air Studios, and Former Sony Executive

●      Leonard Maltin - Entertainment Tonight Renowned Film Critic and Author of Leonard Maltin’s Movie Guide

●      Christian Parkes - CMO of NEON, Former CMO of Alamo Drafthouse, and Co-Founder of Beyond Fest

●      Andrew Cosby - Co-Founder of Boom! Studios, Eureka Writer & Showrunner, and Hellboy Screenwriter

●      Yuka Kobayashi - Former Director of Stan Lee's POW Entertainment

●      Dean Devlin - Founder of Electric Entertainment, Co-Writer & Producer of Independence Day and Stargate, Producer of The Librarians and Leverage, and Director of Bad Samaritan

●      Bill Duke - Actor (Commando, Predator, Falcon’s Crest, Charlie’s Angels, Law and Order SVU, etc.), Director, Producer, and Author

●      Julianne LaMarche - Marketing & Strategic Planning, Former Co-President of BLT Communications, and Former President of Trailer Park

●      Martin Lauber - Founder of Swirl Advertising, Founder & Managing Partner of 19York

●      Lynn Bartsch – Head of Business Affairs at Epic Games, Former Principal Counsel of Lucasfilm, Former Senior Director of Business Affairs, Original Programming at Audible

●      Rao Meka - Founder of shopVOX and CEO of 1729 Pictures

●      Eric Ries - Author of The Lean Startup and Founder of the Long Term Stock Exchange

●      Natalie Farsi - Digital Growth and FAST Channel Specialist. TYT Network, AwesomenessTV, Viewster, Warner Bros mobile/OTT, Fox Mobile Studios, and Warner Music

Employees

As of October 2022, we have seven full time employees, twelve part-time employees or contractors that typically work between 1 and 20 hours per week, and a variety of other part-time employees/independent contractors we use on an as-needed basis. We also have an intern program where college students earn course credit for working part-time at Legion M.

Competition

There are thousands of other companies involved in the creation and monetization of entertainment content, from giant international conglomerates to small independent creators. Many of these companies can be considered potential competitors in that we are all competing to develop entertainment for consumers; however, most of them can also be considered potential partners or allies, as collaboration is very common in the entertainment industry.

At this time, we’re not aware of any direct competitors utilizing equity crowdfunding on a large scale to unite entertainment fans like Legion M. The closest potential competitor we are aware of is a company called Angel Studios that has raised money for several projects (including “The Chosen,” which is a faith-based TV series following the life of Jesus Christ) as well as a fundraising platform for film and TV projects. Based on the materials we’ve seen to date, they don’t appear to be a direct competitor to Legion M, but that could change in the future.

In addition, we are aware of many creators who have used equity crowdfunding to raise (or attempt to raise) money for individual projects, as well as other companies that have launched or announced plans to launch equity crowdfunded entertainment businesses (including equity crowdfunded production slates, comic book companies, and entertainment-related cryptocurrency offerings).

That said, as of October 2022, we are not aware of any companies that have achieved significant traction or that we would consider a direct competitor. Over time we expect this will change.

Intellectual Property

Legion M has the trademark to its name “Legion M,” as well as a trademark for “Archenemy” for whiskey.

Litigation

Legion M has not been involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, the conduct of its business activities, or otherwise.

THE COMPANY’S PROPERTY

Legion M does not own or lease any real estate, office space or significant tangible assets other than a 1959 Cadillac valued at approximately $53,000. Operating mostly virtually, Legion M has coworking conference room space in Century City, CA.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this Offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Legion M was incorporated in Delaware on March 4, 2016, as a C corporation. We are an entertainment company that partners with creators and other entertainment companies -- from independent filmmakers to large Hollywood studios and distributors -- to develop, produce, distribute, market and monetize entertainment content including movies, television shows, virtual reality, digital content, events, and more.

Going Concern Statement

Legion M is not yet profitable, which means that we rely upon funds from investors (along with any profits we make from our business) to pay for our operations. This is common for most startups, and the reason those startups raise money. Over time we hope to grow our revenue and manage our spending to become profitable, but until that happens our ability to stay in business is reliant upon our ability to raise money from investors.

As described in Note 2 to our unaudited financial statements, the accompanying financial statements have been prepared on a “going concern” basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.  The Company has no profit since inception, incurred negative operating cash flows, and has sustained net losses of $1,016,109 and $848,969 for the for the periods ended June 30, 2022 and 2021, respectively. As of June 30, 2022, the Company has an accumulated deficit of $15,432,813. The Company expects near-term revenue from various projects and investment proceeds. However, the Company’s ability to continue as a going concern for the next twelve months is dependent upon its plan to raise more capital from investors. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time without raising additional funding.

The purpose of this “Going Concern” statements is to alert investors to the fact that the company does not have enough cash on hand to fund operations for the next 12 months. As such, the Company’s ability to stay in business (i.e., remain a “going concern”) relies on our ability to raise more money from investors. Over the past 6 years, the Company has raised over $16 million and generated over $3 million in revenue. During this time, we’ve had “Going Concern” statements attached to every one of our financial reports. While the company has successfully managed our fundraising, revenue, and spending to remain a going concern for the past 6 years, there is no guarantee we’ll be able to do so in the future.

June 30, 2022 Operating Results

Our revenue for the six months ended June 30, 2022 (“Interim 2022”) was $232,709, a 52% decrease over our revenue of $480,513 during the six months ended June 30, 2021 (“Interim 2021”).

At this point in the company’s development, we expect our revenue to fluctuate from period to period due to the release patterns of our projects. For example, a significant portion of our revenue in Interim 2021 came from our investment in the film Archenemy. We made the Archenemy investment in 2019, the film released in 2020, and we received the bulk of the revenues (so far) in 2021. Legion M didn’t make any large investments in movies in 2020 (due largely to the pandemic), and we didn’t have any projects release in 2021. That said, as of this writing (September 2022) we currently have stakes in 4 films (The Man in the White Van, This is Not Financial Advice, Nandor Fodor and the Talking Mongoose, and a currently untitled William Shatner documentary) in post-production, with releases expected in 2023.

As we explain in our offering document, Legion M is not currently focused on short-term revenue growth. Instead, we’re focused on growth of our community and development of capabilities we believe could become long-term competitive advantages. As a result of this fact, along with the variety of business models we employ and the inherent “lumpiness” of entertainment project revenue, we expect Legion M’s revenue, and the sources that produce that revenue, to be volatile from year to year.

While Legion M receives revenue from a wide variety of sources, it can be broken down into two major categories:

●	Project Revenue. Revenue directly related to our contracts for the projects outlined in the “Active Projects,” “Development Projects” and “Completed Projects” sections of this document.

●	Non-Project Revenue. All other revenue, including sales of non-licensed merchandise, ticket and sponsorship income for Legion M community events (e.g., the “Legion M Lounge” at Sundance), and revenue attributable to shipping and handling fees, including when those fees are associated with project-related merchandise

Project Revenue decreased 52% to approximately $195,188 in Interim 2022 from approximately $402,467 in Interim 2021, and represented approximately 84% of our total revenue in Interim 2022 compared to approximately 90% in Interim 2021. As mentioned above, the primary reason for this drop was the fact that in Interim 2021 we received revenue from a film that had recently released but in Interim 2022 we did not. Our largest revenue contributions in Interim 2022 came from earlier releases including Mandy, The Field Guide to Evil, and Memory: The Origins of Alien.

Non-Project Revenue decreased 18% to approximately $37,521 in Interim 2022 from approximately $45,842 in 2021, and represented approximately 16% of our total revenue in Interim 2022 compared to approximately 10% in Interim 2021. The decrease in non-project revenue was primarily attributable to normal fluctuation in sales.

In addition, Legion M’s revenue can also be broken out by revenue received from consumer products and media, which is defined as revenue earned from sales and shipping of merchandise (e.g. clothing, accessories, props, consumables, etc.) and media (e.g. DVDs, Blu-Rays, comic-books and books) via:

●	direct-to-consumer sales (e.g., via shop.legionm.com, amazon.com, in-venue activations, etc.);

●	wholesale sales to 3rd party vendors (e.g., Hot Topic, comic book shops, etc.); and

●	licensing agreements (e.g., sublicensing to 3rd parties who handle manufacturing and sales and pay us a royalty).

It’s worth noting that Consumer Products and Media Revenue related to Legion M Projects represents Project Revenue that Legion M collects and participates in before it feeds into the project waterfall (i.e., the distribution of funds amongst all the stakeholders of a project as dictated by the applicable contracts between all the parties). Project Revenue from other sources (e.g., distribution, financing, etc.) is collected by others and comes to us (when applicable) via our position in the project waterfall. For projects in which Legion M has a position in the waterfall, it’s possible that a portion of the Consumer Products and Media Revenue we contribute into the waterfall could come back to us.

Consumer Products and Media Revenue was relatively flat, decreasing 4% to approximately $178,556 or 77% of our revenue in Interim 2022, compared to approximately $186,735 or 42% of our revenue in Interim 2021. In Interim 2022, our top revenue drivers in this category were the same as Interim 2021 -- products related to the film Mandy. As with our project revenue, we expect that our Consumer Products and Media revenue will vary significantly from year to year based on the release cycles of our projects and the unique products we develop for them.

Costs of net revenue in Interim 2022 was $201,197, a 40% decrease compared to $333,566 costs of net revenue in Interim 2021. The costs did not decrease as much as revenue, yielding a gross profit of $31,512 in Interim 2022, which was a 79% decrease compared to our gross profit of $146,947 in Interim 2021. Our gross profit margin decreased to 14% in Interim 2022 from 31% in Interim 2021. This decrease was the result of a greater concentration of revenue from lower margin sources (e.g. investments with capitalized costs in Interim 2022 compared to producer’s fees and licensing revenue in Interim 2021). As stated above, at this stage in the Company’s development we expect our revenue and margins to be volatile as we release new projects and develop new revenue streams.

For Interim 2022, operating expenses were relatively flat $1,156,194 compared to Interim 2021 operating expenses of $1,150,797, a 0.5% increase. Our operating expenses consist of employee compensation and benefits, sales and marketing, independent contractors, professional fees (e.g., legal, accounting, etc.), travel expenses, general and administrative, and depreciation. While our overall operating expenses were flat, there were some subcategories where expenses grew (e.g. compensation and benefits) that were offset by other subcategories where expenses were reduced (e.g. sales and marketing).

Our sales and marketing expenses were $278,354 in Interim 2022 compared to $413,555 in Interim 2021. This was due to a reduction in the amount of marketing money required for fundraising. Fundraising and growth of the Legion were the primary drivers of marketing spend in Interim 2021, though we also spent money to market Legion M projects and merchandise.

Our costs of compensation and benefits increased to $607,883 in Interim 2022, compared to $536,290 in Interim 2021. This increase was primarily due to the rollback of voluntary pay cuts that were enacted for many employees at the beginning of the pandemic. These costs include not only cash expenses (e.g., the money we pay for salaries, wages, taxes and benefits) but also the value (according to GAAP accounting standards) of stock options vesting to employees and advisors. Note that where appropriate under GAAP accounting standards, costs of project-specific labor expenses are capitalized and appear as “Investments in productions” on our Balance Sheet instead of the “Compensation and Benefits” line of the Statements of Operations.

Our cost of independent contractors increased to $51,888 in Interim 2022 from $5,810 in Interim 2021 as a result of increased utilization of independent contractors. Our cost of professional fees decreased to $96,348 in Interim 2022 from $113,062 in Interim 2021 due to a decrease in legal and accounting fees.

Travel expenses increased to $27,710 in Interim 2022 from $5,142 in Interim 2021 due to increased travel as the pandemic subsided. Our general and administrative costs increased to $90,611 in Interim 2022 from $73,337 in Interim 2021.

Legion M follows GAAP standards for capitalizing costs on projects where we expect a financial return over time. As such, we periodically evaluate the anticipated returns of the “Investments in productions” that are included on our Balance Sheet. In Interim 2022 there were no asset impairments related to our projects.

In Interim 2022, some of our Project Revenue was associated with costs that were previously capitalized on our Balance Sheet. This resulted in $56,261 of previously capitalized costs being recognized on the Statements of Operations as cost of net revenue in Interim 2022. In addition, we had $516,708 in project-related costs that were capitalized during Interim 2022. As a result of all the factors mentioned above, as of June 30, 2022, we had $1,046,702 of capitalized “Investments in productions, net” on our Balance Sheet, compared to $586,255 as of December 31, 2021.

These capitalized costs represent “bets we still have on the table.” It’s impossible to predict with certainty what the financial return of a project will be. For example, the return on a feature film is typically dependent upon the success of the film, while the return on a TV project is often dependent upon the series being sold. Some returns can be realized in a matter of months, while others may take decades (e.g., our distribution rights for Memory: The Origins of Alien last for 20 years, and backend rights for many of our other projects last in perpetuity). In accordance with GAAP standards, production costs are stated at the lower of unamortized cost or estimated fair value on a production basis. Therefore, the asset balances on our balance sheet are estimates that may not be realizable in the future.

The cost of depreciation was relatively unchanged between Interim 2022 and Interim 2021 ($1,239 vs. $3,148, respectively).

In Interim 2022 we had a PPP loan of $108,573 forgiven. In Interim 2021, we had a PPP loan of $139,868 forgiven and state grants of $15,013.

As a result of the foregoing factors, as well as other expenses, our net loss for Interim 2022 was $1,016,109, a 20% increase compared to our loss of $848,969 in Interim 2021.

2021 Operating Results

Our revenue for the year ended December 31, 2021 (“Fiscal 2021”) was $1,062,732, a 14% increase over our revenue of $933,570 during the year ended December 31, 2020 (“Fiscal 2020”).

While Legion M receives revenue from a wide variety of sources, it can be broken down into two major categories:

●	Project Revenue. Revenue directly related to our contracts for the projects outlined in the “Active Projects,” “Development Projects” and “Completed Projects” sections of this document.
●	Non-Project Revenue. All other revenue, including sales of non-licensed merchandise, ticket and sponsorship income for Legion M community events (e.g., the “Legion M Lounge” at Sundance), and revenue attributable to shipping and handling fees, including when those fees are associated with project-related merchandise

Project Revenue increased 29% to approximately $929,232 in Fiscal 2021 from approximately $718,108 in Fiscal 2020, and represented approximately 87% of our total revenue in Fiscal 2021 compared to approximately 77% in Fiscal 2020. Project Revenue in 2021 came from 15 unique projects (up from 10 in Fiscal 2020), including 7 (up from 4 in Fiscal 2020) that generated at least $10,000 in revenue. The largest revenue contributions in Fiscal 2021 came from Archenemy, Mandy, and The Man in the White Van.

The projects and products that contribute revenue for Legion M vary from year to year. Given the variety of business models that Legion M engages in (see the section “How We Make Money”) and the inherent “lumpiness” of many entertainment projects (e.g., the revenue from each project often varies wildly over time depending upon where the project is in its release cycle), we expect Legion M revenue, and the combination of projects that produce that revenue, to be volatile from year to year.

Non-Project Revenue decreased 37% to approximately $133,499 in Fiscal 2021 from approximately $215,462 in 2020, and represented approximately 13% of our total revenue in Fiscal 2021 compared to approximately 23% in Fiscal 2020. The decrease in non-project revenue was primarily attributable to sales of cloth/covid facemasks in the Legion M storefront that were available in Fiscal 2020, but were not sold in Fiscal 2021.

In addition, Legion M’s revenue can also be broken out by revenue received from consumer products and media, which is defined as revenue earned from sales and shipping of merchandise (e.g. clothing, accessories, props, consumables, etc.) and media (e.g. DVDs, Blu-Rays, comic-books and books) via:

●	direct-to-consumer sales (e.g., via shop.legionm.com, amazon.com, in-venue activations, etc.);
●	wholesale sales to 3rd party vendors (e.g., Hot Topic, comic book shops, etc.); and
●	licensing agreements (e.g., sublicensing to 3rd parties who handle manufacturing and sales and pay us a royalty).

It’s worth noting that Consumer Products and Media Revenue related to Legion M Projects represents Project Revenue that Legion M collects and participates in before it feeds into the project waterfall (i.e., the distribution of funds amongst all the stakeholders of a project as dictated by the applicable contracts between all the parties). Project Revenue from other sources (e.g., distribution, financing, etc.) is collected by others and comes to us (when applicable) via our position in the project waterfall. For projects in which Legion M has a position in the waterfall, it’s possible that a portion of the Consumer Products and Media Revenue we contribute into the waterfall could come back to us.

Consumer Products and Media Revenue decreased 22% to approximately $524,887 or 49% of our revenue in Fiscal 2021, compared to approximately $673,928 or 72% of our revenue in Fiscal 2020. As with our project revenue, the products that generate Consumer Products and Media revenue often vary greatly from year to year. In Fiscal 2020, some of our top revenue drivers in this category were direct sales of DVDs/Blu-rays for the Jay and Silent Bob Reboot and Memory: The Origins of Alien (both of which were released to theaters in late 2019 and on DVDs/Blu-ray in early 2020), direct sales of cloth facemasks (benefitting the Actors Fund), and wholesale sales of products related to the Jay and Silent Bob Reboot. In 2021 our top Consumer Products and Media revenue streams came from direct sales of Funko Pops (including the exclusive Funko Pop that could only be purchased from Legion M), direct sales of products related to the likeness of Nicolas Cage, and licensing revenue (including Funko Pops sold by other retailers) related to the film Mandy. As with our project revenue, we expect that our Consumer Products and Media revenue will vary significantly from year to year based on the release cycles of our projects and the unique products we develop for them.

Costs of net revenue in Fiscal 2021 was $726,772, a 14% decrease compared to $849,564 costs of net revenue in Fiscal 2020. The decrease in costs came despite an increase in revenue, yielding a gross profit of $335,959 in Fiscal 2021, which was a 300% increase compared to our gross profit of $84,006 in Fiscal 2020. Our gross profit margin increased to 32% in Fiscal 2021 from 9% in Fiscal 2020. This increase was the result of a greater concentration of revenue from higher margin sources (e.g., producer’s fees and licensing revenue in 2021 compared to low margin facemasks benefiting a charity in 2020). As stated above, at this stage in the Company’s development we expect our revenue and margins to be volatile as we release new projects and develop new revenue streams.

For Fiscal 2021, operating expenses were $3,429,046 compared to Fiscal 2020 operating expenses of $2,319,404, a 48% increase. Our operating expenses consist of employee compensation and benefits, sales and marketing, independent contractors, professional fees (e.g., legal, accounting, etc.), travel expenses, general and administrative, and depreciation.

The increase in spending was driven almost entirely by sales and marketing, as Legion M returned to the spending levels employed prior to the onset of the COVID-19 pandemic. Our sales and marketing expenses were $1,738,695 in Fiscal 2021 compared to $574,857 in Fiscal 2020 and $1,989,641 in Fiscal 2019. This reflects increased bullishness on Legion M’s part after the severe reduction of spending triggered by uncertainty at the onset of the pandemic in 2020. Fundraising and growth of the Legion were the primary drivers of marketing spend in 2021, though we also spent money to market Legion M projects and merchandise. We successfully closed Round 7 in April of 2021 and launched Round 8 in October of 2021. Through all rounds, we raised $3,318,054 in Fiscal 2021 compared to $1,153,080 during Fiscal 2020.

Our costs of compensation and benefits fell slightly to $1,128,550 in Fiscal 2021, compared to $1,274,320 in Fiscal 2020. These costs include not only cash expenses (e.g., the money we pay for salaries, wages, taxes and benefits) but also the value (according to GAAP accounting standards) of stock options vesting to employees and advisors. Note that where appropriate under GAAP accounting standards, costs of project-specific labor expenses are capitalized and appear as “Investments in productions” on our Balance Sheet instead of the “Compensation and Benefits” line of the Statements of Operations.

Our cost of independent contractors decreased to $13,310 in Fiscal 2021 from $93,188 in Fiscal 2020 as a result of decreased utilization of independent contractors. Our cost of professional fees increased to $189,717 in Fiscal 2021 from $168,193 in Fiscal 2020 due to an increase in legal and accounting fees.

Travel expenses increased to $44,529 in Fiscal 2021 from $22,580 in Fiscal 2020 due to increased travel as the pandemic subsided. Our general and administrative costs were fairly consistent, decreasing to $169,205 in Fiscal 2021 from $176,939 in Fiscal 2020.

Legion M follows GAAP standards for capitalizing costs on projects where we expect a financial return over time. As such, we periodically evaluate the anticipated returns of the “Investments in productions” that are included on our Balance Sheet. In Fiscal 2021 we had $140,556 in asset impairments related to our projects. Over $100K of this impairment came from costs associated with our Stan Lee ICONS shoot (see the “Projects” section below). Legion M still owns the footage from this shoot and hopes to someday exploit it, but given the time that has elapsed since it was captured (over 5 years) and uncertainty around if/when/how we’ll be able to monetize it, we felt it was best to remove the capitalized costs from the balance sheet. The remainder of the impairment (~$40K) came from adjustments to expected revenue from 3 different projects.

In Fiscal 2021, some of our Project Revenue was associated with costs that were previously capitalized on our Balance Sheet. This resulted in $199,519 of previously capitalized costs being recognized on the Statements of Operations as cost of net revenue in Fiscal 2021. In addition, we had $29,911 in costs that were capitalized during Fiscal 2021. As a result of all the factors mentioned above, as of December 31, 2021, we had $586,255 of capitalized “Investments in productions” on our Balance Sheet, compared to $896,419 as of December 31, 2020.

The cost of depreciation was relatively unchanged between Fiscal 2021 and Fiscal 2020 ($4,484 vs. $9,327, respectively).

In Fiscal 2021 we had a PPP loan of $139,868 forgiven, and state grants of $15,013. In Fiscal 2020, we had an EIDL grant of $10,000.

As a result of the foregoing factors, as well as other expenses, our net loss for Fiscal 2021 was $2,939,564, a 32% increase compared to our loss of $2,225,398 in Fiscal 2020.

Management Evaluation of Operating Results

In terms of financing, Legion M is a relatively early-stage company. We believe the amount of money we’ve raised (over $16 million as of September 2022) puts us squarely in the startup realm – about the equivalent of a VC backed startup that completed a series A and is working on a series B funding.

We believe the once-in-a-lifetime disruption of the JOBS Act has created an opportunity for us to build a new type of company with sustainable competitive advantages in multi-trillion-dollar global industry. Our founders Paul Scanlan and Jeff Annison have a track record of success – in 1999 they founded (along with one other cofounder) a company called MobiTV, which was one of the first companies in the world to launch live streaming television on mobile phones. While Paul and Jeff were at MobiTV (Jeff left in 2009, Paul in 2015), the company grew from 3 founders working out of a spare room to an Emmy Award-winning worldwide leader in streaming television with hundreds of employees and offices around the world.

Doing something new is always a risk, but we’ve done this before and believe we can do it again. After all, we’re investing in Legion M alongside you — we’re risking our money, our reputations, and our careers that we can make this company a success.

Key Performance Metrics

As a startup, our primary focus is growth. We consider three primary metrics when evaluating projects and initiatives.

Growth - We believe that growth of our community is the single most important determinant of our long-term success. A Legion of one is insignificant, but a Legion of one million could be invaluable. As such, the ability of any project or initiative to help us grow the Legion is one of the most important considerations.

Strategic Benefit - Each project Legion M completes becomes a stepping-stone to the next. We actively seek projects and initiatives that allow us to “level up” by forming strategic relationships and developing new capabilities that create long-term value for the Company.

Revenue - Like any other company, the goal of Legion M is to make money. Financial success is the key to the long-term viability and success of our Company, and the potential for financial return is an important consideration when we evaluate projects. That said, at these early stages of the company’s development we’re not focused on revenue, and are often willing to forgo short-term revenue when we believe the growth or strategic benefit of a project or initiative will provide greater long-term value for the company.

Effects of Scale on Legion M Projects

In calculating the expenses of our projects, we account for both the money (i.e. cash investments and money spent on marketing, travel, etc.) and time (e.g. the proportional cost of staff salaries who are working on the project) spent on them. It’s important to note that at this stage in our development, the financial investments we make in projects are often relatively small in relation to the amount of time we spend on them. However, it’s also important to note that these two expense categories scale very differently. The best way to illustrate this is to use a simplified hypothetical example:

Legion M makes an investment of $100,000 in a feature film, with a return based on the success of the film. As part of the deal, we agree to host opening weekend meetups around the country, which cost us $5,000 worth of man hours to support and $5,000 worth of travel expenses. We also have $5,000 worth of legal, business development and management expenses associated with the project. In total, we’ve invested $115,000 in the project.

The film is released and provides Legion M a 15% ROI on our $100,000 investment. When the final numbers are tallied, we invested $115,000 and received $115,000 in return, making the project break-even.

While the example above is both fictional and simplified, it is representative of some of the deals Legion M has engaged in. We provide it to illustrate a point we believe is important to keep in mind when evaluating our company at this stage:

As we grow, we expect the amount of money we invest in projects to get larger, whereas we expect the time we spend supporting them to stay relatively fixed (or in some cases go down due to the development of processes and infrastructure). In the example above, if we’d invested $1 million in the film instead of $100,000 and spent the same amount of money on time, travel, legal, etc. we’d end up with $135,000 in net profit instead of break-even. As we grow our investor base and have more access to capital, we hope to be able to take larger positions in projects, reducing the financial significance of the costs we spend supporting them, and improving our chances of profitability when a project is successful.

This point applies to more than just the model outlined above. In fact, most business models Legion M has engaged in scale in similar ways. For example:

o	The fees a company receives for producing a film typically scale with the budget of the film.

o	Consumer products and licensing revenue generally scales with the size of the IP involved.

o	Fees charged for marketing and release partnerships typically scale with the size of the marketing budget, which typically scales with the budget of the film.

o	Revenue earned from distribution scales with the size of the release, which often scales with the budget of the film and the stars involved

In short, while our financial position to date has limited Legion M’s activities to relatively small (by Hollywood standards) independent films, our hope is that over time we’ll be able to scale our activities to larger and larger projects. We view most of the projects we’ve engaged in so far as experiments that allow us to better understand how we can leverage the power of our community to improve our chances of success. We expect some of our projects will be financially successful and others will not, but over time we hope to grow the Legion and “level up” to bigger and better opportunities. Today, while our investments are relatively small, we believe the financial success of the project is often secondary to the other benefits it may provide.

Traction and Milestones

What Legion M is attempting was never possible before advent of the JOBS Act. When we started the Company in 2016, we had little more than an idea. Since then, we’ve focused on building a foundation that proves (to ourselves, to our investors, and to Hollywood) what a fan-owned company is capable of:

●	One of the most successful equity crowdfunded companies in JOBS Act history, with over 35,000 investors (as of September, 2022) and over $16M raised.

●	Demonstrated ability to build a community, with over 150,000 investors, members and followers.

●	Demonstrated ability to grow revenue: Our 2021 revenue is up 14% from 2020, 65% from 2019 and 491% from 2018.

●	Demonstrated ability to develop, package, and finance a movie (see The Man in the White Van in the “Active Projects” section).

●	Demonstrated ability to work on projects with top tier talent, including Anne Hathaway, Nicolas Cage, Stan Lee, Kevin Smith, Jason Sudeikis, Joe Manganiello, Sunita Mani, Sean Astin, Simon Pegg, Minnie Driver, Christropher Lloyd, and more.

●	Demonstrated ability to partner with top tier companies (with notable credits), including NEON (Parasite, I Tonya, Palm Springs), Bleecker Street (The Assistant, Trumbo, Beasts of No Nation), Searchlight (JoJo Rabbit, The Shape of Water, Birdman), SpectreVision (No Man of God, Color out of Space) and Nederlander Worldwide Productions (live theater presentations including Hamilton, Wicked, and The Lion King).

●	Powerful advisory board of industry luminaries including legendary actor/producer/writer William Shatner, billion dollar producer Dean Devlin (Stargate, Independence Day, “Leverage,” “The Librarians”), renowned author Eric Ries (The Lean Startup), legendary movie critic Leonard Maltin (“Entertainment Tonight”), Actor/Producer/Director Bill Duke (Commando, Predator, X-Men: The Last Stand) and current/former executives and creatives from Netflix, Sony, Lucasfilm, Epic Games, MGM, NEON, Alamo Drafthouse, Comedy Central, Walt Disney Imagineering, Universal Studios, Paramount, Nerdist, Trailer Park, Endgame Entertainment, Meltdown Comics, NTWRK, POW!, Audible, Fangoria, & more.

●	Diversified revenue streams with demonstrated ability to generate revenue from multiple business models, including development, financing, production, distribution, marketing, consumer products, licensing, sponsorships and live events.

●	Demonstrated ability to activate fans, with hundreds of volunteer meetups all over the country to support the opening of our films and social media campaigns with tens and even hundreds of thousands of reactions, comments, and shares.

●	Positive references from producers we’ve worked with including Dean Devlin (creator of Stargate and Independence Day) and actor/producer Elijah Wood of SpectreVision (producer of Mandy), as well as the teams at Fox Searchlight (a division of Disney), RLJ Entertainment, and Bleecker Street.

●	Demonstrated ability to monetize new IP, including generating over $125,000 in Kickstarter pre-release sales for Girl with No Name, setting a record (at the time) for the most backed project in the history of Kickstarter’s comic book category.

●	Demonstrated ability to develop tools and technology (e.g., Film Scout, M-Pulse, Meetup Maker) that allow us to harness the power of a Legion of fans.

●	Demonstrated value for studios, including a 2019 marketing partnership with Fox Searchlight (a division of Disney) where we received revenue, comarketing, and fan-exclusives for our members to promote the film Tolkien.

●	Demonstrated ability to harness the “wisdom of the crowd”, with hundreds of thousands of votes cast on the Legion M FILM SCOUT app, leading to a 2019 partnership with Screen Media to purchase the North American distribution rights for Memory: The Origins of Alien and a 2020 partnership with Bleeker Street Media for the release of Save Yourselves!

●	Demonstrated ability to “Open the Gates of Hollywood” for our shareholders, providing exclusives like red carpet premiere tickets, set visits, spots as extras, walk-on-rolls, lounges at Sundance Film Festival and Comic Cons, special events like the Stan Lee Handprint Ceremony and 2019 Saturn Awards, and online livestream Q&A with creators.

In the time we’ve been operating we have seen dramatic improvement in not only our access to opportunities, but also our ability to execute on them and our ability to negotiate favorable terms. For example, in the early days of the company we had to invest in projects in order to get a seat at the table. As we grew, we started to earn our seat at the table through sweat equity and “in-kind investments.” Today, we’ve gotten to the point where some projects allow us to get paid (in the form of producer’s fees) to sit at the table. As we grow, we hope these trends will continue.

Legion M Projects

Legion M classifies our projects to fall into one of three categories:

1.	“Active Projects” are projects that have made it into production or have already been released.

2.	“Completed Projects” are Active Projects that have reached a point where we don’t expect them to generate significant additional revenue.

3.	“Development Projects” are projects in development that have yet to (and may not) secure a release.

Active Projects

Legion M defines “Active Projects” as projects that are either in production or have secured a release. Any revenue generated by an Active Project is included as Project Revenue during the appropriate reporting period. If an Active Project reaches a point where we don’t expect it to generate significant additional revenue, we consider it a “Completed Project.”

As of September 2022, Legion M has the following publicly announced Active Projects:

UNTITLED WILLIAM SHATNER DOCUMENTARY is a full-length documentary produced in partnership between Legion M, Exhibit A Pictures, and William Shatner. The film is expected to be financed via an equity crowdfunding offering tied specifically to revenue generated by the movie, which is expected to release in 2023. As a producer of the film, Legion M has the potential to earn revenue based on the success of the film.

THIS IS NOT FINANCIAL ADVICE is a feature-length documentary produced by Optimist. The film is expected to release in 2022 or 2023. As an equity investor and executive producer on the film, Legion M has the potential to earn revenue based on the success of the film and will also receive some revenue for marketing the film.

NANDOR FODOR AND THE TALKING MONGOOSE is a feature film directed by Adam Sigal starring Simon Pegg, Minnie Driver, and Christopher Lloyd. The film is expected to release in 2023. As an equity investor and executive producer on the film, Legion M has the potential to earn revenue based on the success of the film and will also receive some revenue for marketing the film.

THE MAN IN THE WHITE VAN is a feature film directed by Warren Skeels starring Madison Wolfe, Sean Astin, Ali Larter, Brec Bassinger and Skai Jackson. The film is expected to release in 2022 or 2023. As a producer on the project, Legion M has earned fees from the production budget, and also has a stake in any back-end profits the film generates (if applicable).

ARCHENEMY is a feature film directed by Adam Egypt Mortimer starring Joe Manganiello, Zolee Griggs, and Skylan Brooks. The film was released by RLJ Entertainment in 2020. As executive producers and equity investors in the project, Legion M has potential to earn revenue based on the success of the film. We also financed the soundtrack, providing an additional source of potential revenue, and secured a merchandising license that has allowed us to produce a line of consumer products tied to the film.

SAVE YOURSELVES! is a feature film directed by Alex Huston Fischer and Eleanor Wilson starring Sunita Mann and John Paul Reynolds. It was released by Bleecker Street Media in 2020. As a release partner with Bleecker Street, Legion M’s return on this project will be based on the success of the film in the first 2 years of release. In addition, we secured a merchandising license that has allowed us to produce a line of consumer products tied to the film.

MEMORY: THE ORIGINS OF ALIEN is a feature-length documentary directed by Alexandre O. Philippe. The film was released by Legion M and Screen Media in 2019. As the distributor of the film (in partnership with Screen Media), Legion M earns a portion of revenue from all sources associated with the film, including theatrical ticket sales, DVD sales, VOD sales/rentals, licensing/advertising fees paid by streamers, consumer products sales, etc. It’s worth noting that the film was released in 2019, which was the 40-year anniversary of Alien. We (in partnership with Screen Media) own distribution rights for the next 20 years, which means we will still own the rights to this film when the 50th and 60th anniversaries of the film roll around in 2029 and 2039. In addition, Legion M secured licenses from the Dan O’Bannon and H.R. Giger estates that allow us to sell a limited line of merchandise and media tied to the film.

JAY AND SILENT BOB REBOOT is a feature film directed by Kevin Smith starring Kevin Smith and Jason Mews. The film was released by Saban Films in 2019. As an equity investor in the film, Legion M’s return is tied to the success of both the movie and Kevin Smith’s “Reboot Roadshow”. In addition, Legion M secured a Jay and Silent Bob Reboot merchandise license that has allowed us to produce a line of consumer products tied to the film.

MANDY is a feature film directed by Panos Cosmatos starring Nicolas Cage, Andrea Riseborough, and Linus Roache. The film was released by RLJ Entertainment in 2018. As an equity investor in the film, Legion M’s return on investment comes from revenue generated by both the film and the soundtrack. In addition, Legion M secured a merchandise license for Mandy (as well as likeness rights for Nicolas Cage, making us one of the few companies in the world to offer officially licensed Nicolas Cage merchandise), and offers a robust array of consumer products including t-shirts, props, plush, Funko Pops and Cheddar Goblin brand macaroni and cheese.

THE FIELD GUIDE TO EVIL is a feature film anthology produced by Ant Timpson and Tim League. The film was released in 2018. As an equity investor in the film, Legion M has earned revenue based on the success of the film.

Development Projects

In addition to the Active Projects listed above, Legion M also has many development projects. Development generally refers to the earliest stages of the content production cycle, when production companies invest time, money, and “sweat equity” to create, develop, package, and sell movies, TV series and other entertainment projects. The goal of development is typically to finance or sell a project so it can be produced.

Development is one of the most speculative stages in the entertainment business because the odds of success for any given project are very low. There are millions of scripts and ideas in Hollywood, and while only a very small percentage get made, the potential value of a successful project can be quite large. At one point, Game of Thrones was just a series of books, and shows like “American Idol” were nothing more than a glimmer in the eye of producers. Every project we develop is a risk we take in the hopes of launching a new movie, series, or franchise.

Legion M has successfully generated revenue from some of our development projects by selling merchandise, media, and experiences related to those projects. This revenue helps offset our development costs and can build buzz that may increase the odds of success for the project. Ultimately, the goal of all our development projects is to reach production -- the revenue generated during the development phase is intended to reduce our costs and hopefully improve the project’s odds of success.

While many of Legion M’s development projects have not been announced, some of those that have been publicly announced are listed below:

MARY’S MONSTER

In May of 2022, Legion M announced a partnership with Fullwell 73 and Rose Pictures for the development of the feature film Mary’s Monster. Farren Blackburn is attached to direct, and Clara Rugaard, Kit Harington, Ferdia Walsh-Peelo, and Sebastian de Souza are attached as stars. Legion M has invested money into the development of the film with a potential for return if the project secures production. In addition, Legion M is serving as an executive producer with a stake in any back-end profits the film generates (if applicable).

TALES OF THE MOONLIGHT CUTTER

In June of 2022, Legion M announced a partnership with Powerhouse Animation, New York Times bestselling author Jeff Yang, and David Uslan (Constantine) to develop Dale W. Berry’s comic Tales of the Moonlight Cutter into a scripted television series.

UNNAMED TV SERIES

In August of 2021 Legion M signed a deal with a major streaming company for the sale of two seasons of an adult animated series developed by Legion M. Due to confidentiality agreements, we have not revealed the name of the project or the streaming partner. Between August 2021 and June 2022 the streamer hired a writing staff and produced outlines for 2 full seasons of episodes and scripts for 1 full season of episodes, however in June of 2022 the streamer told us that they had cut the series from their slate. They told us the series had not been cut due to any creative issues/concerns, but because a change of strategic mandate for the streamer. As of September 2022 Legion M is negotiating a “turnaround agreement” with the streamer that would allow us to continue forward and attempt to sell the project to another buyer.

DARKNIGHTS AND DAYDREAMS

In June of 2021, Legion M announced a partnership with Michael Uslan (producer of the Batman motion picture franchise) and Nederlander Worldwide Productions (a leading Broadway production company responsible for productions of shows that include Hamilton, Lion King, Wicked, etc.) for Darknights and Daydreams, a live theatrical production that tells the story of how a blue-collar comic book nerd in his 20’s ended up acquiring the movie rights for the Batman franchise and persevered for over 10 years to produce Tim Burton’s seminal 1989 release of Batman (Michael Keaton, Jack Nicholson, Kim Bassinger).

Credited as an Associate Producer for the project, Legion M contributed development money in exchange for revenue generating rights related to the production. In June of 2021, Legion M launched an IndieGoGo campaign giving fans an opportunity to “come along for the ride” in developing the play and generated $28.5K worth of revenue to help offset our contribution of development money.

CALCULATED

In June of 2021, Legion M announced a partnership with OneDoor Studios for the development of a film based on Nova McBee’s novel Calculated. The OneDoor team, led by Executive Chairman John Lee Jr. (author of The Producer’s Business Handbook), Jason Brents, and Stephen Wollwerth, is developing the novel by equity crowdfunding the funds required to attach a writer and director to the project. As part of our partnership, Legion made a small cash investment in OneDoor’s equity crowdfunding campaign and agreed to support the project with promotion and development support in exchange for a stake in the project.

DEFIANT

On March 10, 2021, Legion M announced Defiant, a new feature film project that is Glory meets Ocean's 11 in the thrilling TRUE story of the most audacious heist in US history. The project was brought to Legion M’s attention by fans in the company’s Facebook group and its screenplay was written by a Legion M member.  The script received positive coverage from Endeavor Content, and we partnered with the Wolper Organization (producers of "Roots"), legendary actor, director, producer & Legion M advisor Bill Duke (Mandy, Predator, "Black Lightning") and Marvin ‘Krondon’ Jones III to develop and produce the film.

THE GRAY AREA

On March 26, 2021, Legion M announced a paranormal cop project that received high ratings in our M-Pulse survey; the graphic novel created by John Romita, Jr. (Kick-Ass) and Glen Brunswick (Frequency), written by Glen Brunswick, illustrated by John Romita, Jr. called The Gray Area. Legion M has attached producers Michael Uslan (Batman) and David Uslan (Constantine), as well as an unannounced “A-list” writer to the project to adapt it as a feature film or television series.

THE BOOK

On April 8, 2021, Legion M announced The Book, a graphic novel from Arcana Comics co-created by Erik Hendrix and Michael David Nelsen. The story tracks a group of young friends backpacking through Italy who come upon a travel guide called “The Book,” which promises unique off-the-beaten-path adventures. However, they get more than they bargained for when The Book leads them into the clutches of a demonic cult. A thematic mashup of The Da Vinci Code, Hostel, The Ninth Gate, and Final Destination, the storyline leaves room to develop a franchise in which different travelers around the globe discover pages that lead them on strange and possibly dangerous adventures. Our producing partners on this project include Arcana Comics and David Uslan.

DESTINATION FANTASTIC

On April 13, 2021, Legion M introduced "Destination Fantastic," a travelogue show in which the audience journeys to the exotic destinations behind some of the fantasy/sci-fi genre’s greatest works of art, literature, music, and film.  When possible, the series will talk directly with the creators of the world's greatest fantasy and genre works. We describe it as "Anthony Bourdain: Parts Unknown" but for geek culture, hosted by famed game master and fine artist Stefan Pokorny and co-produced by game master, author, and illustrator Satine Phoenix.

GHOSTS OF MANHATTAN

On September 24, 2020 Legion M announced a partnership with Powerhouse Animation (“Castlevania,” “Blood of Zeus”), Emmy Award-winning showrunner Aaron Waltke (Trollhunters) and producers Michael Uslan (Batman), David Uslan (Constantine) and Bowman Modine to turn George Mann’s Ghosts of Manhattan book series into an adult animated sci-fi series or feature film.

THE EMPEROR’S BLADES

On December 16, 2019, Legion M announced it had acquired rights to develop Brian Staveley’s epic fantasy trilogy Chronicle of the Unhewn Throne as a television series titled after its first novel, The Emperor’s Blades. The Lord of the Rings trilogy co-producer and second unit director Rick Porras (Forrest Gump, Contact) and writer/producer Robbie Silverman (Hero) joined as executive producers. Legion M attached two unannounced showrunners, and in 2020, we attached Powerhouse Animation (“Castlevania,” “Blood of Zeus,” “Seis Manos,” etc.) to develop the project.

GIRL WITH NO NAME

In October of 2018, Legion M announced a partnership with Co-Op Entertainment’s Laura Ivey (Walking Out, Ithaca) and Tanya Wexler (Jolt, Hysteria, Buffaloed) to develop Girl with No Name, a feature film and comic book based on Alex Ranarivelo’s Slamdance award-winning screenplay.

In March of 2019, Legion M launched a Kickstarter for presale packages of a one-shot comic book that used select scenes from the screenplay to tell the origin story of the protagonist. In April 2019, the Kickstarter ended with over $135,000 in presales from 2,827 backers, making it the most-backed Kickstarter project for the single-issue comic book category at that time.

ICONS: FACE TO FACE

“ICONS: Face to Face” is a virtual reality interview series that allows fans to stand face to face with the luminaries, titans, and leaders of our time. Created using state-of-the-art virtual reality recording technology, these "virtual time capsules" allow fans to get as close as technologically possible to the people who shape our world. In January 2017, Legion M filmed a pilot episode of the “ICONS” series featuring the legendary Stan Lee and his wife, Joan Lee. The two were interviewed in their home by actor/writer/director Kevin Smith.

The costs associated with filming the Stan Lee pilot were impaired (removed from our balance sheet) in 2021, however Legion M is continuing to develop the ICONS series, and still hopes to release the Stan Lee footage, as we believe it to be one of the last comprehensive interviews before Stan passed away.

EVERMOR

In March of 2018, Legion M announced the development of a one-hour sci-fi/fantasy series "Evermor," created by Legion M members Perry Covington and Erik Figi. In February of 2019, Legion M announced that Andrew Cosby (writer of the 2019 Hellboy movie and co-creator of SyFy’s hit series “Eureka”) has attached to the series as showrunner.

AIRSHIP COWBOYS

In March of 2018, Legion M announced “Airship Cowboys,” a half-hour adult animated comedy created by Legion M members Adam Beason and Jed Rigney.

PITCH ELEVATOR

In October of 2016, Legion M built a full-size elevator set on the show floor of Stan Lee’s Los Angeles Comic Con. Inside were a cameraman and a countdown timer. Guests were invited to step inside and give a two-minute pitch for their movie, television show, or virtual reality idea. We then built an online game that allowed members of the Legion to evaluate the pitches (over 400 of them) and narrow them down to the top 33. Once that was complete, we created a treatment for a digital series that would allow us to narrow the field to one champion who would win a development deal with Legion M.

Completed Projects

Once an Active Project has reached a point where we don’t expect it to earn significant additional revenue, we consider it completed. As of September 2022, Legion M has the following completed projects.

THE LEFT RIGHT GAME

In May of 2020, Legion M announced a partnership with QCODE Media for the limited audio podcast series “The Left Right Game” co-produced by and starring Tessa Thompson. Note that Legion M got involved with the podcast after the series had already been released and the rights to a television series (which are not included in our deal) had already been secured by Amazon Studios. Legion M made a small “in-kind” investment for a potential cash return based on the success of the podcast. We also secured merchandising rights for the podcast as part of the deal and carry a line of products for “The Left Right Game” in the Legion M store.

TOLKIEN

In March of 2019, Legion M announced a partnership with Fox Searchlight (now owned by Disney) for the feature film Tolkien, which opened on May 10th in the US and May 3rd in the UK. Legion M supported the movie with meetups and online promotions in the US and UK in exchange for revenue, co-marketing, and other exclusives related to the film.

EXCELSIOR! A CELEBRATION OF THE AMAZING, FANTASTIC, INCREDIBLE & UNCANNY LIFE OF STAN LEE

On January 30, 2019, Legion M partnered with Stan Lee’s POW! Entertainment, Kevin Smith’s Smodco, and Agents of Mayhem to produce the official public memorial service for Stan Lee, who passed away in late 2018.  Held in the TCL Chinese Theatre IMAX in Hollywood, California, the event brought fans and talent together to celebrate the life of a man who inspired so many. In addition to courtyard ceremonies with a veteran color guard and press interviews, there were eulogies, poetry readings and panels with such luminaries as Mark Hamill, Lawrence Fishburne and Seth Green. The entire evening was hosted by Kevin Smith, and the event was used to raise awareness and funds for Stan Lee’s charity of choice, The Hero Initiative.  Legion M underwrote a significant cost of the production, which was partially reimbursed through sponsorships and tickets sales. As a memorial and tribute benefiting a non-profit foundation, this project was not intended to make money for the Company, but to generate marketing and awareness of Legion M by “giving back” to Stan and the community of fans who loved him.

BAD SAMARITAN

In 2018, we partnered with Dean Devlin’s production and distribution company Electric Entertainment, Inc., forging an innovative P&A investment for the release of their feature film Bad Samaritan starring David Tennant and Robert Sheehan.

STAN LEE CELEBRATION

On July 18, 2017, Legion M united fans around the world to give comic book icon Stan Lee a once-in-a-lifetime gift—an imprint ceremony at the TCL Chinese Theatre IMAX. This was the first time in history that fans united to present such an honor, and industry luminaries such as Marvel president Kevin Feige, comedian/director Kevin Smith, Spawn creator Todd McFarlane, “S.H.I.E.L.D.” star Clark Gregg and Black Panther star Chadwick Boseman presented speeches during the ceremony, followed by press interviews and meet and greets with Stan for fans and sponsors.

After the hand and footprint ceremony, Legion M hosted a “Tony Stark House Party” at a 9,000 square foot mansion in the Hollywood Hills for Stan and his 500 biggest fans, which was captured by a professional livestream production crew and broadcast to over 100,000 people watching live on Twitch. We monetized both the ceremony and after party with sponsorships, tickets and merchandise sales.

We had exceptional media coverage of the event, with dozens of outlets covering the ceremony (including a feature story in Variety Magazine), generating an estimated 11+ million media impressions, and creating a terrific PR moment for Legion M and our investors. As the producer of this event, Legion M covered all the costs associated with the handprint ceremony and party, and monetized the events with sales of sponsorships, tickets, and merchandise.

COLOSSAL

In early 2017, we partnered with distribution company NEON for the theatrical release and marketing of the feature film Colossal starring Anne Hathaway and Jason Sudeikis.

LIQUIDITY AND CAPITAL RESOURCES

As of June 30, 2022, Legion M had approximately $685,623 cash on hand, and approximately $108,604 of investor funds from Round 8 in escrow at StartEngine.

In May of 2020, we received an initial COVID related emergency grant of $10,000 from the low interest Economic Injury Disaster Loan (“EIDL”) program administered by the SBA.

In March of 2021 the Company received a second PPP loan for an amount of $108,573, which was completely forgiven by the SBA on February 14, 2022.

In January of 2021 the Company received an EIDL loan in the amount of $48,200. This loan has an interest rate of 3.75% and a repayment period of 30 years. Payments for this loan are began August 2022 and is $236 per month. The Company requested and was granted an increase to the existing EIDL loan. On April 4, 2022, the Company received an additional $101,700. The incremental monthly repayment is $516.

We do not currently have any other loans. We have not committed to make any capital expenditures. We have no bank line of credit or other financings arranged aside from a corporate American Express credit card that we typically pay off each month.

Over time, we expect to launch many more additional rounds of funding. Our long-term goal is to have one million shareholders as owners of the Company. That said, we cannot guarantee that we will have sufficient capital to finance our growth and planned business operations in the future or that such capital will be available to us on terms that are favorable to us. We are currently incurring operating deficits that are expected to continue for the foreseeable future. We’ve had multiple successful rounds of equity crowdfunding so far, but that does not guarantee that future rounds will also be successful. If we fail to raise adequate funds from future rounds, our plan would be to reduce operating expenses and conserve cash while seeking additional funding and finance partners.

TRENDS

The following sections contain a discussion of some of our planned activities in the coming months. There’s no guarantee that we’ll follow this plan or be able to execute it successfully. As a startup, we’re constantly changing and evolving our plans as we react to current opportunities and market conditions.

Growing Our Community

We believe that the size of our community is the single most important factor in the company’s long-term chances of success. That’s because we believe the strength, power, and value of our company depends on the size and strength of our community. A Legion of 1 is worthless, but a Legion of 1,000,000 could be invaluable. We also believe that as our community grows, so will our access to high quality entertainment projects and our ability to market, support, and monetize them.

After the uncertainty and disruptions caused by the pandemic, Legion M is hoping to expand our community in 2022 and 2023. Round 8, which closed in April of 2022, was our largest round ever with over $3.85MM worth of investments. We hope to break that record with our upcoming Round 9, which is expected to open in Q4 2022 and has a much larger cap ($20MM) and much larger marketing budget -- including marketing that will be partially subsidized by our partners at StartEngine. We’re also working on projects with a number of high-profile actors (including William Shatner, Simon Pegg, Minnie Driver, Sean Astin, Ali Larter, Kit Harrington, etc.) that we believe can help us grow our community.

After ending Round 8 with over 35,000 shareholders, much of our focus will be pushing this number higher in 2023.

Projects

Due largely to disruptions caused by the pandemic, Legion M did not have any major projects release in 2021, nor do we have any expected to release in 2022. That said, as of this writing (September 2022) we have stakes in 4 major films, all of which are currently in post-production with anticipated release dates in 2023. This includes:

•        The Man in the White Van (produced by Legion M and Garrison Film)

•       This is Not Financial Advice (equity investment by Legion M)

•       Nandor Fodor and the Talking Mongoose (equity investment by Legion M)

•       Untitled William Shatner documentary (produced by Legion M and Exhibit A Pictures, with a plan to raise equity investment directly from fans).

In addition to these films, we also have dozens of development projects for both film and TV (many of which are described above in the “Projects” section) that we hope to move forward, and we are continually in discussions regarding new projects to add to our slate. Over time, we’ve seen that the larger the company gets, the more access we have to higher quality opportunities. We expect this trend will continue.

Revenue

At this stage in the company’s development, we are not focused on short-term revenue, but instead on growing the size of our community and developing what we believe could become a significant long-term competitive advantage for the company. In addition, much of our revenue is project-based, which can be very “lumpy,” with big chunks that come in all at once combined with smaller streams that can steadily accumulate over time. As a result of these factors, we expect that our near-term revenue will continue to be volatile as we develop and grow our community and our business.

Relaxed Ongoing Reporting Requirements

If we become a public reporting company in the future, we will be required to publicly report on an ongoing basis as an “emerging growth company” (as defined in the JOBS Act) under the reporting rules set forth under the Exchange Act. For so long as we remain an “emerging growth company,” we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not “emerging growth companies.”

If we become a public reporting company in the future, we expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an “emerging growth company” for up to five years, although if the market value of our Common Stock that is held by non-affiliates exceeds $700 million as of any June 30 before that time, we would cease to be an “emerging growth company” as of the following December 31.

If we do not become a public reporting company under the Exchange Act for any reason, we will be required to publicly report on an ongoing basis under the reporting rules set forth in Regulation A for Tier 2 issuers. The ongoing reporting requirements under Regulation A are more relaxed than for “emerging growth companies” under the Exchange Act. The differences include, but are not limited to, being required to file only annual and semiannual reports, rather than annual and quarterly reports. Annual reports are due within 120 calendar days after the end of the issuer’s fiscal year, and semiannual reports are due within 90 calendar days after the end of the first six months of the issuer’s fiscal year.

In either case, we will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not “emerging growth companies,” and our shareholders could receive less information than they might expect to receive from more mature public companies.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The Company’s executive officers and directors are as follows:

Name	Position	Age	Term of Office (if indefinite, date appointed)	Approximate hours per week (if part- time)/full-time
Executive Officers:
Paul Scanlan	Co-Founder, Chief Executive Officer, Chief Financial Officer and Treasurer	52	Appointed to indefinite term of office March 9, 2016	Full-time
Jeff Annison	Co-Founder and President	50	Appointed to indefinite term of office March 9, 2016	Full-time
Terri Lubaroff	Chief Operating Officer, Secretary	49	Appointed to indefinite term of office Nov. 15, 2017	Full-time
Directors:
Paul Scanlan	Director	52	Appointed to indefinite term of office March 4, 2016
Jeff Annison	Director	50	Appointed to indefinite term of office March 4, 2016
Terri Lubaroff	Director	49	Appointed to indefinite term of office November 15, 2017.

Paul Scanlan – Co-founder, Chief Executive Officer, Chief Financial Officer and Treasurer

Paul Scanlan is Legion M’s Co-Founder and has been the Chief Executive Officer of Legion M since its inception in March 2016. Immediately before that, Mr. Scanlan was Cofounder and President at MobiTV. In 1999, Mr. Scanlan co-founded MobiTV, Inc., a leader in monetizing media outside the living room. From 2007 to 2016, Mr. Scanlan was the President of MobiTV and played a crucial role in MobiTV’s success from a start-up to a market leader in a fast growing space. Mr. Scanlan continues to serve as a director on the MobiTV board. In 2005, Mr. Scanlan and his MobiTV team earned an Emmy Award for Technical Achievement in Advancing Television, and his accomplishments at MobiTV were profiled in 2011 in Tarang Shah’s book, “Venture Capitalists at Work: How VCs Identify and Build Billion-Dollar Successes.” Mr. Scanlan serves as an adjunct lecturer of entrepreneurship for Northwestern Kellogg and earned his Bachelor of Science degree in Radio, TV & Film from the University of Wisconsin at Madison.

Jeff Annison – Cofounder & President

Jeff Annison is Legion M’s Co-Founder and has been the President of Legion M since its inception in March 2016. In 2009, Mr. Annison co-founded Underground Labs, Inc., a product development studio that created innovative mobile apps and web experiences for customers such as AT&T, Sony Music, Universal Music, Coca Cola, the US Navy, the ACC (Atlantic Coast Conference), SEC (the Southeastern Conference), etc. He also served as Chairman of the New York Rock Exchange (a product of Underground Labs), which allows fans to purchase commemorative shares of individual songs. From 2009 to 2016, he was the Chief Executive Officer of Underground Labs. Immediately prior to founding Underground Labs, Mr. Annison co-founded MobiTV in 1999. From 1999 to 2009, Mr. Annison led MobiTV’s engineering and product development teams, scaling operations from 3 to 300 employees, growing to over 25 million paying subscribers and winning an Emmy Award for Innovation in Television. Prior to 1999, Mr. Annison designed toys for Hasbro and theme park rides for Universal Studios. Mr. Annison earned his Bachelor degree of Science in Mechanical Engineering from University of California, Los Angeles.

Terri Lubaroff – Chief Operating Officer, Secretary

Terri Lubaroff, Esq. is Chief Operating Officer and Corporate Secretary of Legion M. She started at Legion M as Head of Acquisition and Corporate Secretary in March 2016 and was promoted to COO in November 2017. Prior to joining Legion M, Ms. Lubaroff served as Chief Operating Officer of Meltdown Comics and Collectibles, Meltdown Entertainment, and its tech incubator Meltdown Reactor where she incubated nascent tech start-ups in the entertainment space and oversaw white label activations for companies like Microsoft and Wizards of the Coast. She served in that position from January 2014 through January 2016. Contemporaneously, Ms. Lubaroff maintained her own legal practice, both at the Lubaroff Entertainment Law (November 2013-Sept. 2016) and Lubaroff Mediation (August 2009-Sept. 2016). She also oversaw an unscripted reality series with the SyFy channel. Ms. Lubaroff has been an entrepreneur, a lawyer, a mediator and a TV and Film development executive. She previously ran Humble Journey Films, which had an overall deal at Paramount/CBS where she developed and sold nine TV pilots to networks such as NBC, CBS, BET and VH1, two of which she co-created and co-wrote.  Ms. Lubaroff has also worked as a talent and literary manager and as a writer and producer in various capacities, including ghost-writing for various clients. She began her entertainment career as an actor, writer and live event producer and director. A member of the California Bar and the Florida Bar, Terri is a frequent guest speaker for the entertainment industry, most notably at San Diego Comic-Con, and was quoted about TV development in the 2008 book, “Small Screen, Big Picture.”  Terri studied theatre performance and directing and law at the University of Florida, with specialized training in mediation and negotiation from Pepperdine University’s School of Law. She is a member of the Television Academy, the Hollywood Radio and Television Society and the Producers Guild of America.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

For the fiscal year ended December 31, 2021, we compensated our three highest paid executive officers and directors on as follows:

	Capacities in which compensation was received	Salary (1) ($)	Health Benefits (3) ($)	Other Non-Cash Compensation (2) ($)	Total compensation ($)
Paul Scanlan	CEO	$140,000	$18,444	$0	$158,444
Jeff Annison	President	$140,000	$16,972	$0	$156,972
Terri Lubaroff	COO/Head of Content	$132,500	$0	$16,787	$149,287

(1)	In April 2020, most of the Legion M staff (including all 3 of the officers/directors listed) implemented voluntary pay cuts in response to the COVID-19 crisis. As of July 2022, most employees have returned to full salary including Terri Lubaroff ($150,000 per year) and Jeff Annison ($175,000 per year), but Paul Scanlan is still working at reduced salary of $140,000 per year).
(2)	As a reward to some Legion M employees that took a voluntary pay cut in 2020, the company awarded a stock option grant with a value at the date of the grant (as determined by the Black-Scholes formula) approximately equivalent to the amount of salary they gave up. “Other Non-Cash Compensation” reflects this amount (when applicable). Mr. Scanlan and Mr. Annison did not receive these grants.
(3)	Legion M executives receive medical and health benefits, life insurance, short and long term disability insurance coverage generally available to all salaried employees. However, some executives pay a lower percentage of premiums for health benefits than other salaried employees. “Health Benefits” reflects the value of this additional benefit (when applicable).

For the fiscal year ended December 31, 2021, we did not pay our directors in their capacity as directors. There are three directors in this group.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets out, as of August 1, 2022, Legion M’s voting securities that are owned by our executive officers, directors and other persons holding more than 10% of the company’s voting securities.

Name of Beneficial Owner	Address of beneficial owner	Amount and nature of beneficial ownership (3)	Amount and nature of beneficial ownership acquirable (1)(3)	Percent of class (2)
Paul Scanlan	1801 Century Park East, 24th Floor Los Angeles, CA 90067	7,333,310 shares of Class B Common Stock		44.5%
		1,440 shares of Class A Common Stock		<1%
Jeff Annison	1801 Century Park East, 24th Floor Los Angeles, CA 90067	5,982,510 shares of Class B Common Stock		36.3%
		560 shares of Class A Common Stock		<1%
Directors and Officers as a group	1801 Century Park East, 24th Floor Los Angeles, CA 90067	14,488,720 shares of Class B Common Stock	972,900 shares available under stock options (4)	87.7%
		2,350 shares of Class A Common Stock		<1%

(1) Based on a total of 16,492,620 shares of Class B Common Stock and 16,221,700 shares of Class A Common Stock, which are issued and outstanding as of October 12, 2022.

(2) This calculation is the number of shares of voting securities that a person owns now, plus the number of shares the person is entitled to acquire as of September 1, 2022. That amount is then shown as a percentage of the issued and outstanding amount of securities in that class if no other person exercised their rights to acquire those securities. The result is a calculation of the maximum amount that person could ever own based on their current and acquirable ownership.

(3) All shares are directly held.

(4) The options were granted under the 2016 Equity Incentive Plan.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

None.

SECURITIES BEING OFFERED

Legion M is offering Class A Common Stock in this offering.

Legion M’s authorized capital stock consists of 200,000,000 shares of Common Stock, at $0.0001 par value, of which 170,000,000 shares are Class A Common Stock and the remaining 30,000,000 shares are Class B Common Stock. Class A Common Stock has the same rights and powers of, ranks equally to, shares ratably with and is identical in all respects, and as to all matters to Class B Common Stock; except that (i) each holder of Class B Common Stock is entitled to 10 votes per share of Class B Common Stock whereas each holder of Class A Common Stock is entitled to only 1 vote per share of Class A Common Stock, and (ii) there are certain restrictions to transfer of the Class B Common Stock that do not apply to the Class A Common Stock.

Legion M modelled its dual class stock structure after leading companies, including Google, Facebook and Berkshire Hathaway. This structure allows us to be owned by a very large group of small, non-professional investors while maintaining strong corporate governance. We feel it’s important for all our shareholders’ interests to be aligned, and have purposely avoided giving financial preferences or taking investment from those who insist on having them. Since our goal is to grow our Legion as large as possible, we have set the minimum investment amount per investor at $40. We expect our Legion of shareholders to be comprised of a large number of small, non-professional, or even first-time investors, with not much experience in start-ups or the entertainment industry. While we believe the opinions of these investors will be extremely helpful for us to find, develop, and promote entertainment content, we don’t believe they are well suited to vote on material corporate decisions on a pari passu basis with the founders or other seasoned industry veterans who are also shareholders of the company.

The following is a summary of the rights of Legion M’s capital stock as provided in its Amended and Restated Certificate of Incorporation, as amended, and Amended and Restated Bylaws, which have been filed as exhibits to the Offering Statement of which this Offering Circular is a part.

Class A Common Stock

Voting Rights

Each holder of Legion M’s Class A Common Stock is entitled to one vote for each share on all matters submitted to a vote of the shareholders. Holders of Class A Common Stock at all times shall vote together with the holders of Class B Common Stock as a single class on all matters (including the election of directors) submitted to vote or for the consent of the stockholders of Legion M.

The holders of Class A Common Stock in this offering are subject to a drag-along provision as set forth in the Subscription Agreement, pursuant to which each holder of Class A Common Stock purchased in this offering agrees that, in the event the company’s board and the holders of a majority of the votes of the outstanding shares of the company’s Class A Common Stock and Class B Common Stock (taking into account the 10 votes per share voting of the Class B Common Stock) vote in favor of a sale of the company, then such holder of Class A Common Stock will vote in favor of the transaction if such vote is solicited, refrain from exercising dissenters’ rights with respect to such sale of the company, and deliver any documentation or take other actions reasonably required, amongst other covenants. The enforceability of such provision as it relates to appraisal rights will be subject to the provisions of Delaware law.

Dividends

Subject to preferences (of which, currently there are none) that may be applicable to any then outstanding class of capital stock having prior rights to dividends, shareholders of Legion M’s Class A Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally-available funds. However, no dividend shall be declared or paid on shares of the Class A Common Stock unless the same dividend with the same record date shall be declared or paid on the shares of Legion M’s Class B Common Stock. Legion M has never declared nor paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Class B Common Stock

Voting Rights

Each holder of Legion M’s Class B Common Stock is entitled to ten votes for each share on all matters submitted to a vote of the shareholders. Holders of Class B Common Stock at all times shall vote together with the holders of Class A Common Stock as a single class on all matters (including the election of directors) submitted to vote or for the consent of the stockholders of Legion M.

Dividends

Subject to preferences (of which, currently there are none) that may be applicable to any then outstanding class of capital stock having prior rights to dividends, holders of Legion M’s Class B Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally-available funds. However, no dividend shall be declared or paid on shares of the Class B Common Stock unless the same dividend with the same record date shall be declared or paid on the shares of Legion M’s Class A Common Stock. Legion M has never declared nor paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Restrictions on Transfer

No holder of Legion M’s Class B Common Stock may sell, transfer, assign, pledge or otherwise dispose of or encumber any Class B Common Stock (or any Class A Common Stock into which it is converted) without Legion M’s prior written consent. Legion M may withhold consent for any legitimate corporate purpose.

Conversion Rights

Each share of Class B Common Stock is convertible into one share of Class A Common Stock at the option of the holder at any time upon written notice to Legion M. Except for certain permitted transfers, each share of Class B Common Stock shall be automatically, without further action by its holder, converted into one share of Class A Common Stock, upon sale or assignment.

All Classes of Common Stock

Liquidation Rights

In the event of Legion M’s liquidation, dissolution or winding up, holders of Legion M’s Class A and Class B Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of Legion M’s debts and other liabilities and the satisfaction of any liquidation preference (of which, currently there are none) granted to the holders of any then outstanding class of capital stock having prior liquidation rights.

Other Rights

Holders of Legion M’s Class A and Class B Common Stock have no preemptive, subscription or other rights, and there are no redemption or sinking fund provisions applicable to Legion M’s Class A or Class B Common Stock.

Forum Selection Provisions

Section XI of our Amended and Restated Certificate of Incorporation and Section 48 of our Amended and Restated Bylaws contain exclusive forum provisions. With a few exceptions, the Court of Chancery in the State of Delaware will be the sole and exclusive forum for any holder of Legion M’s Class A and Class B Common Stock (including a beneficial owner) to bring (i) any derivative action or proceeding brought on the company’s behalf, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee, (iii) any action asserting a claim against the company, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or the Corporation’s certificate of incorporation or bylaws or (iv) any action asserting a claim against the company, its directors, officers or employees governed by the internal affairs doctrine.  These sections shall not apply to actions arising under the federal securities laws.

Section 7 of our subscription agreement (which appears as an exhibit to the offering statement of which this offering circular forms a part) provides that the Court of Chancery in the State of Delaware is the exclusive forum for all actions or proceedings relating to the subscription agreement. However, this exclusive forum provision does not apply to actions arising under the federal securities laws.

PLAN OF DISTRIBUTION AND SELLING SECURITYHOLDERS

Plan of Distribution

The Company is offering up to 15,501,515 shares of Class A Common Stock on a best efforts basis as described in this Offering Circular. This includes up to 12,121,212 offered to investors for cash, up to a maximum of 3,030,303 in Bonus Shares (assuming that every investor qualifies for the highest Bonus Share %) for which the Company will receive no additional consideration, and up to a maximum of 350,000 Promotional Shares offered in one or more promotions for which the Company will receive no additional cash consideration (see “Promotional Shares” below). The minimum individual investment in this offering is $39.60. The Company has engaged StartEngine Primary as its placement agent to assist in the placement of its securities in those states it is registered to undertake such activities, including soliciting potential investors on a best-efforts basis. As such, StartEngine Primary is an "underwriter" within the meaning of Section 2(a)(11) of the Securities Act. StartEngine Primary is under no obligation to purchase any securities or arrange for the sale of any specific number or dollar amount of securities. Persons who desire information about the offering may find it at www.startengine.com/legionm. This Offering Circular will be furnished to prospective investors via download 24 hours per day, 7 days per week on the startengine.com website and through our own website www.legionm.com/investorrelations. Prospective investors may subscribe for our shares in this offering at www.startengine.com/legionm.

No securities are being sold for the account of security holders; all net proceeds of this offering will go to the company.

Commissions and Discounts

The following table shows the total discounts and commissions payable to StartEngine Primary in connection with this Offering by the Company:

	Per Share	Total
Public offering price	$1.65	$19,999,999,80
StartEngine commissions[1]	$0.05775	$700,606.054
StartEngine Processing Fee[1]	$0.05775	$700,606.054
Cost to investors including StartEngine fees[1]	$1.71	$20,699,999.79
Proceeds to issuer, before expenses[1]	$1.59	$18,595,787.69

(1)	StartEngine Primary charges the investor a 3.5% Processing Fee up to a maximum of $700. Any Processing Fee in excess of $700 will be paid by the Company. The table above assumes that all Processing Fees are paid by the investor. In reality, some investors will likely incur more than $700 in Processing fees, which will shift some of those expenses from the Investor to the company, but we expect that amount will not be material.

The Company will be required to issue to StartEngine Primary of shares of our Common Stock equal to 1% of the gross proceeds raised through StartEngine Primary, divided by $1.65 per share, rounded to the nearest whole share. If we raise the maximum amount in this Offering, we will issue 242,424, shares of the Company’s Common Stock to StartEngine Primary.

The Common Stock issued to StartEngine Primary as part of its commission may not be sold during the Offering, or sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the securities by any person for a period of 180 days immediately following the date of qualification or commencement of sales of the Offering pursuant to which the Common Stock was issued, except as provided in FINRA Rule 5110(e)(2). StartEngine Primary also has a piggyback registration right with respect to any shares it receives for up to seven years after the date on which this Offering is qualified.

StartEngine Primary, LLC will comply with Lock-Up Restriction required by FINRA Rule 5110(e)(1), not selling, transferring, assigning, pledging, or hypothecating or subjecting such to any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the securities commission for a period of 180 days beginning on the date of commencement of sales of the public equity offering with respect to the Securities Commission, unless FINRA Rule 5110(e)(2) applies. Pursuant to FINRA Rule 5110(g), StartEngine Primary will not accept a securities commission in options, warrants or convertibles which violates 5110(g) including but not limited to (a) is exercisable or convertible more than five years from the commencement of sales of the public offering; (b) has more than one demand registration right at the issuer's expense; (c) has a demand registration right with a duration of more than five years from the commencement of sales of the public offering; (d) has a piggyback registration right with a duration of more than seven years from the commencement of sales of the public offering; (e) has anti-dilution terms that allow the participating members to receive more shares or to exercise at a lower price than originally agreed upon at the time of the public offering, when the public shareholders have not been proportionally affected by a stock split, stock dividend, or other similar event; or (f) has anti-dilution terms that allow the participating members to receive or accrue cash dividends prior to the exercise or conversion of the security.

Other Terms

StartEngine Primary has also agreed to perform the following services in exchange for the compensation discussed above:

●	Design, build, and create the Company’s campaign page,
●	provide marketing support in creating and managing Legion M marketing campaigns online and in social media,
●	provide 25% in matching marketing funds (up to a maximum of $500,000) for Legion M to use in promoting Legion M’s offering on StartEngine,
●	provide the Company with a dedicated account manager and marketing consulting services,

●	provide a standard purchase agreement to execute between the Company and investors, which may be used at Company’s option, and
●	coordinate money transfers to the Company.

In addition to the commission described above, the Company will also pay $15,000 to StartEngine Primary for out-of-pocket accountable expenses paid prior to commencing. This fee will be used for the purpose of coordinating filings with regulators and conducting a compliance review of the Company’s Offering. Any portion of this amount not expended and accounted for will be returned to the Company. Assuming the full amount of the Offering is raised, we estimate that the total fees and expenses of the Offering payable by the Company to StartEngine Primary will be approximately $715,000.

StartEngine Primary will charge the investor a non-refundable processing fee equal to 3.5% of the amount they invest at the time they subscribe for our securities, equivalent to $0.06 per share. In the event an investor invests in excess of $20,000, the investor fee shall be limited to $700 and the Company shall pay the 3.5% additional commission with respect to any amount in excess of $20,000. This fee will be refunded in the event the Company does not raise any funds in this Offering.

StartEngine Primary intends to use an online platform provided by StartEngine Crowdfunding, Inc. (“StartEngine Crowdfunding”), an affiliate of StartEngine Primary, at the domain name www.startengine.com (the “Online Platform”) to provide technology tools to allow for the sales of securities in this Offering. In addition, StartEngine Crowdfunding will assist with the facilitation of credit and debit card payments through the Online Platform. Fees for credit and debit card payments will be paid by by StartEngine and the Company will reimburse StartEngine Crowdfunding for transaction fees and return fees that it incurs for returns and chargebacks, pursuant to a Credit Card Services Agreement.

Promotional Shares

Legion M has allocated up to 350,000 shares from this offering to be issued directly to individuals as part as one or more promotions intended to grow the size of the Legion M community and/or generate revenue for the company. These Promotional Shares may be issued as part of a package (e.g. a customer purchases a product and receives a code that can be redeemed for one or more share of Legion M), as a gift (e.g. current Legion M shareholders are invited to refer a friend to receive a code that can be redeemed for one or more shares of Legion M), or other promotion devised by Legion M. Promotional Shares will be issued on a first-come, first-served basis until the number of Promotional Shares allocated has been reached or the promotion has concluded. [Legion M does not intend to provide more than 10 shares per individuals for a promotion. Legion M will file a supplement to describe a promotion.]

Rewards and Bonus Shares

Legion M plans to offer shares of Class A Common Stock to investors under this offering pursuant to Regulation A at a price of $1.65 per share. Shares sold in the current offering include rewards that will be available for all investors (“Rewards”), including the grant of additional shares (“Bonus Shares”), movie tickets, gift cards, and experiences. These Rewards will be based on two criteria:

●	Amount Invested (see “Tiers” below)
●	Current Legion M Investors (see below)

Tiers

Every Legion M investment will include a code for a free ticket (up to $15 value) via Fandango.com to a Legion M movie (terms and restrictions apply). In addition, most investment tiers also qualify for a Legion M gift Card that can be redeemed in the Legion M store).

Reward Tiers are based on the amount of money invested:

Tier	Investment	Bonus Shares	Gift Card	Other Reward
1	$40+	0%	$0	1 code for a free Fandango movie ticket (up to $15 maximum value) to a Legion M movie.
2	$100+	0%	$15	1 code for a free Fandango movie ticket (up to $15 maximum value) to a Legion M movie.
3	$150+	0%	$30	1 code for a free Fandango movie ticket (up to $15 maximum value) to a Legion M movie.
4	$250+	10%	$30	1 code for a free Fandango movie ticket (up to $15 maximum value) to a Legion M movie.
5	$500+	12%	$60	1 code for a free Fandango movie ticket (up to $15 maximum value) to a Legion M movie.
6	$1,000+	14%	$120	1 code for a free Fandango movie ticket (up to $15 maximum value) to a Legion M movie.
7	$2,000+	16%	$240	1 code for a free Fandango movie ticket (up to $15 maximum value) to a Legion M movie.
8	$5,000+	18%	$120	2 tickets to the premiere of a Legion M movie
9	$10,000+	20%	$240	4 tickets to the premiere of a Legion M movie

Notes on Rewards:

1.	Investors will be responsible for shipping and sales tax (if any) related to a Reward.
2.	The Reward Tiers are not combined – the investor will receive the reward for the highest tier they qualify for.
3.	Premieres typically occur in Los Angeles, but may also be available in other areas. Travel, lodging, and accommodations not included.
4.	From time to time, Legion M may amend the Reward options at which point Legion will update our offering page.

Legion M Investor’s bonus program

Existing Legion M investors from rounds 1 through 8 (“Current Legion M Investors”) qualify for an additional 5% bonus shares in addition to any other qualifying bonuses. To claim these bonus shares, investors must make their StartEngine investment with the same email their existing Legion M investment has been made.

How Bonus Shares Work / Effective Share Price

Investors who meet the criteria below are eligible for bonus shares from Legion M.

The Bonus Shares based on amount invested are not combined -- StartEngine will apply the highest bonus level the investor qualifies for. However, Bonus Shares for Current Legion M Investors can be combined with the Bonus Shares based on amount invested.

The following examples details how the bonus shares works in different scenarios. Also, since Bonuses and Rewards have different values, the effective price paid per share (“Effective Share Price”) by the investor can vary.

Example 1. An investor makes an investment of $1,650 to purchase 1,000 shares at the $1.65 share price. As a Tier 6 investment, they receive 14% Bonus Shares which in this example equates to 140 extra shares. In total, they have received 1,140 shares for a $1,650 investment, making their Effective Share Price $1.45 per share.

Example 2. If the investor described in Example 1 has previously invested in Legion M and qualifies for the Legion M Investor’s Bonus, they will receive an additional 5% bonus shares, which equates to another 50 shares. In total they have received 1,190 shares for a $1,650 investment, making their Effective Share Price $1.39 per share.

All bonus shares will be calculated during the checkout process and issued when each individual investment closes. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

TAX CONSEQUENCES FOR RECIPIENTS (INCLUDING FEDERAL, STATE, LOCAL AND FOREIGN INCOME TAX CONSEQUENCES) WITH RESPECT TO REWARDS AND BONUS ARE THE SOLE RESPONSIBILITY OF THE INVESTOR. INVESTORS MUST CONSULT WITH THEIR OWN PERSONAL ACCOUNTANT(S) AND/OR TAX ADVISOR(S) REGARDING THESE MATTERS.

Subscription Procedures

After the Offering Statement has been qualified by the Commission, the Company will accept tenders of funds to purchase the Class A Common Stock. The Company may close on investments on a “rolling” basis (so not all investors will receive their shares on the same date). Investors may subscribe by tendering funds via wire, credit or debit card, or ACH only, checks will not be accepted, to the escrow account to be setup by the Escrow Agent. Tendered funds will remain in escrow until a closing has occurred. StartEngine Crowdfunding will assist with the facilitation of credit and debit card payments through the Online Platform. The Company estimates that processing fees for credit card subscriptions will be approximately 4% of total funds invested per transaction, although credit card processing fees may fluctuate. The Company intends to pay these fees and will reimburse StartEngine Crowdfunding for transaction fees and return fees that it incurs for returns and chargebacks. The Company estimates that approximately 75% of the transactions in this Offering will be paid via credit card. This assumption was used in estimating the payment processing fees included in the total Offering expenses set forth in “Use of Proceeds to Issuer.” Upon closing, funds tendered by investors will be made available to the Company for its use.

There is a minimum individual investment in this Offering is $39.60.

In order to invest you will be required to subscribe to the Offering via the Online Platform and agree to the terms of the Offering, Subscription Agreement, and any other relevant exhibit attached thereto.

Investors will be required to complete a subscription agreement in order to invest. The subscription agreement includes a representation by the investor to the effect that, if the investor is not an “accredited investor” as defined under securities law, the investor is investing an amount, including the StartEngine processing fee, that does not exceed the greater of 10% of his or her annual income or 10% of your net worth (excluding the investor’s principal residence).

The Company has entered into an Escrow Services Agreement with Bryn Mawr Trust Company (the “Escrow Agent”) and StartEngine Primary. Investor funds will be held by the Escrow Agent pending closing or termination of the Offering. All subscribers will be instructed by the Company or its agents to transfer funds by wire, credit or debit card, or ACH transfer directly to the escrow account established for this Offering. The Company may terminate the Offering at any time for any reason at its sole discretion. Investors should understand that acceptance of their funds into escrow does not necessarily result in their receiving shares; escrowed funds may be returned.

Once an investor submits a subscription agreement on the StartEngine portal and the Escrow Agent receives the investor's funds into the escrow account, the Escrow Agent will perform AML and KYC checks to verify the identity and status of the investor. If there are errors or incomplete information that needs to be resolved to complete the subscription, the StartEngine portal will generate emails instructing the investor on what to do to complete the process. Once the checks performed by the Escrow Agent are completed, the investor receives an email regarding the progress of the investment and the funds are available to be disbursed to the Company at a closing. The Company has access to a dashboard on the StartEngine platform that will indicate the amount of funds received from investors that have completed the subscription process. When the Company seeks to hold a closing and receive a distribution of funds, it will submit a request for a disbursement of funds through the StartEngine issuer dashboard. StartEngine will review the disbursement request to verify there are funds disbursable and that the banking information provided by the Company is accurate. If approved, StartEngine will accept the disbursement request and will notify the Escrow Agent to disburse funds from the escrow account to the Company's provided bank account. After notice has been provided to the Escrow Agent, funds will be processed and will be available in the Company's account within 24-48 business hours. As soon as the funds move from the escrow account to the Company’s bank account, the investors who were a part of the closing will receive a final confirmation email from StartEngine regarding the status of their investment, together with a fully executed subscription agreement.

The Escrow Agent is not participating as an underwriter or placement agent or sales agent of this Offering and will not solicit any investment in the Company, recommend the Company’s securities or provide investment advice to any prospective investor, and no communication through any medium, including any website, should be construed as such, or distribute this Offering Circular or other offering materials to investors. The use of the Escrow Agent’s technology should not be interpreted and is not intended as an endorsement or recommendation by it of the Company or this Offering. All inquiries regarding this Offering or escrow should be made directly to the Company.

In the event that the Company terminates the Offering while investor funds are held in escrow, those funds will promptly be refunded to each investor without deduction or interest and in accordance with Rule 10b-9 under the Exchange Act.

Pursuant to our agreement with StartEngine Primary, the Company agrees that 6% of the total funds received into escrow will be held back as a deposit hold in case of any ACH refunds or credit card chargebacks. The hold will remain in effect for 180 days following the close of the Offering. 60 days after the close of the Offering, 4% of the deposit hold will be released to the Company. The remaining 2% will be held for the final 120 days of the deposit hold. After such further 120 days, the remaining 2% will be released to the Company. Based on the assumed maximum amount that we might owe StartEngine Primary, we estimate the deposit hold could be for up to $1,200,000.

Transfer Agent and Registrar

KoreConX is currently our registrar and transfer agent for maintaining our shareholder information on a book-entry basis. We will not issue shares in physical or paper form. Instead, our shares will be recorded and maintained on our stockholder register. Legion M is paying all KoreConX fees – investors are not responsible for any costs or fees from KoreConX related to this offering. At each closing, StartEngine will transmit to KoreConX all subscription information in an electronic format that can be easily imported into KoreConX’s database.

How We Determined the Offering Price in this Offering

We set our share price based on internal analyses including the performance and price of previous rounds (i.e. the fact that many of our previous rounds have sold out), growth and development of the company/community, and discussions with third parties such as lawyers, advisors, seed investors, analysts, and venture capitalists. We also consider our long-term fundraising goal (uniting 1 million fans as shareholders of Legion M) and models we believe give us the best chance of achieving it.

We also factor in the value of Rewards (Bonus Shares, gift cards, merch, and experiences) we’re offering to investors, and the impact these have on the Effective Share Price paid by the investor. E.g. Investors who receive Bonus Shares are receiving additional shares at no cost (which effectively lowers the valuation) and investors who receive gift cards or experiences are receiving something of additional value in addition to their shares. In both cases, the Effective Share Price paid by investors is lower than the actual share price. For more a more detailed explanation, please see “Rewards and Bonus Shares” section above.

For this offering, $1.65 is the price that will paid by investors for shares of Class A Common Stock. When factoring in Bonus Shares, the Effective Share Price paid by each investor will range between $1.65 to $1.32 (depending on the amount invested). Investors with Rewards other than Bonus Shares can determine their effective share price by factoring in the value they attribute to each reward.

Our goal is to establish a share price and Rewards program that is fair to everyone involved (the company, our existing shareholders, and new potential shareholders), while making it as attractive as possible to new investors that will help fuel our next stage of growth. That’s because the power of a Legion comes from its size. We believe that the more new investors we can attract, the stronger our competitive strengths will become, and the greater the potential ROI for our existing shareholders.

Provisions of Note in Our Subscription Agreement

Drag-Along Provision

The shares you are purchasing in this offering are subject to a drag-along provision as set forth in the Subscription Agreement, pursuant to which each holder of Class A Common Stock purchased in this offering agrees that, in the event the company’s board and the holders of a majority of the votes of the outstanding shares of the company’s Class A Common Stock and Class B Common Stock voting as a single group (and taking into consideration the 10 votes per share voting preference of the Class B Common Stock) vote in favor of a sale of the Company, then such holder of Class A Common Stock will vote in favor of the transaction if such vote is solicited, refrain from exercising dissenters’ rights with respect to such sale of the Company, and deliver any documentation or take other actions reasonably required, amongst other covenants.

This means that if the Board of Directors and Class B shareholders (which consists of the founders, employees and early investors) decide to sell the Company, you are agreeing to go along with that sale, even if you don’t agree with it, oppose it, or feel that your interests are not being represented. For instance, the fact that shares of Class B Common Stock are owned by founders, employees and early investors could potentially create scenarios where the interests of the two shareholder groups are not aligned.

Additionally, the enforceability of such provision as it relates to appraisal rights will be subject to the provisions of Delaware law. Since the rights of common stock are determined in general by statute as opposed to by contract, and the drag-along provision is a contractual term, the extent to which this provision would be upheld by the courts in Delaware is unclear. In the event this provision was to be challenged, a sale of the Company might not be effected, and all the shareholders could miss an opportunity to realize the value of their investment.

Forum Selection Provision

Section XI of our Amended and Restated Certificate of Incorporation and Section 48 of our Amended and Restated Bylaws contain exclusive forum provisions for certain lawsuits, see “Securities Being Offered – Forum Selection Provisions”. Further, our subscription agreements for our Regulation A and Regulation CF offerings include exclusive forum provisions for certain lawsuits pursuant to the subscription agreement, see “Securities Being Offered – Forum Selection Provisions”. The forum for these lawsuits will be the Court of Chancery in the State of Delaware. None of the forum selections provisions will be applicable to lawsuits arising from the federal securities laws. These provisions may have the effect of limiting the ability of investors to bring a legal claim against us due to geographic limitations. There is also the possibility that the exclusive forum provisions may discourage stockholder lawsuits, or limit stockholders’ ability to bring a claim in a judicial forum that it finds favorable for disputes with us and our officers and directors. Alternatively, if a court were to find this exclusive forum provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition.

Jury Trial Waiver

Investors in our Regulation Crowdfunding offerings and their transferees are bound by the subscription agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against the company arising out of or relating to the subscription agreement, including any claim under the federal securities laws.

If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which governs the subscription agreement, in the Court of Chancery in the State of Delaware. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription agreement. You should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement.

If you bring a claim against the Company in connection with matters arising under the subscription agreement, including claims under federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the Company. If a lawsuit is brought against the Company under the subscription agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.

Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the subscription agreement with a jury trial. No condition, stipulation or provision of the subscription agreement serves as a waiver by any holder of common shares or by us of compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws.

In addition, when the shares are transferred, the transferee is required to agree to all the same conditions, obligations and restrictions applicable to the shares or to the transferor with regard to ownership of the shares, that were in effect immediately prior to the transfer of the Shares, including but not limited to the subscription agreement.

FINANCIAL STATEMENTS

Legion M Entertainment, Inc.

A Delaware Corporation

Financial Statements

June 30, 2022 and December 31, 2021

Legion M Entertainment, Inc.

TABLE OF CONTENTS

Legion M Entertainment, Inc.
Balance Sheets
As of June 30, 2022 and December 31, 2021

	As of June 30, 2022	As of December 31, 2021
ASSETS
Current assets:
Cash	$685,623	$1,227,661
Subscriptions receivable in escrow	108,604	571,112
Other receivable	13,685	7,003
Inventory	245,358	146,501
Accounts receivable	59,169	30,817
Prepaid expenses	123,806	55,588
Total current assets	1,236,245	2,038,682

Non-current assets:
Property and equipment, net	5,587	4,158
Investments in productions, net	1,046,702	586,255
Total non-current assets	1,052,289	590,413
TOTAL ASSETS	$2,288,534	$2,629,095

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$89,627	$414,655
Deferred revenue	286,506	246,612
Note payable	-	108,573
Accrued expenses	15,765	61,116
Total current liabilities	391,898	830,956

Long-term liabilities:
Loan payable	149,900	48,200
Total long-term liabilities	149,900	48,200
Total liabilities	541,798	879,156

Stockholders' equity:
Class A common stock, $0.0001 par, 170,000,000 authorized, 16,221,700 and 15,417,830 issued and outstanding at June 30, 2022 and December 31, 2021, respectively	1,622	1,541
Class B common stock, $0.0001 par, 30,000,000 authorized, 16,492,620 issued and outstanding, 16,465,900 vested at June 30, 2022 and 16,492,620 issued and outstanding, 16,465,900 vested at December 31, 2021	1,649	1,649
Additional paid-in capital	17,176,278	16,163,453
Accumulated deficit	(15,432,813)	(14,416,704)
Total stockholders' equity	1,746,736	1,749,939
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$2,288,534	$2,629,095

See the accompanying notes, which are an integral part of these unaudited financial statements.

Legion M Entertainment, Inc.
Unaudited Statements of Operations
For the six months ended June 30, 2022 and 2021

	For the six months ended June 30,
	2022	2021
Revenue	$232,709	$480,513
Costs of net revenues	201,197	333,566
Gross profit	31,512	146,947

Operating expenses:
Compensation and benefits	607,883	536,290
Sales and marketing	278,354	413,555
Independent contractors	51,888	5,810
Professional fees	96,348	113,062
Travel expenses	27,710	5,142
General and administrative	90,611	73,337
Depreciation	1,239	3,148
Interest expense	2,161	453
Total operating expenses	1,156,194	1,150,797
Loss from operations	(1,124,682)	(1,003,850)
Other Income:
Grant	108,573	154,881
Total other income	106,412	154,428
Net loss	$(1,016,109)	$(848,969)

Weighted average common shares:
Basic and Diluted	32,408,720	29,179,460

Earnings per share:
Basic and Diluted	$(0.31)	$(0.29)

In the opinion  of management all adjustments necessary in order to make the interim financial statements not misleading have been included.

See the accompanying notes, which are an integral part of these unaudited financial statements.

Legion M Entertainment, Inc.
Unaudited Statements of Changes in Stockholders’ Equity
For the periods ended June 30, 2022 and December 31, 2021

	Class A Common Stock		Class B Common Stock
	Number of Shares	Amount	Number of Shares	Amount	Additional Paid- in-Capital	Accumulated Deficit	Total Stockholders' Equity
Balance at December 31, 2020	12,389,170	$1,238	16,372,430	$1,637	$12,405,603	$(11,477,140)	$931,338

Common stock issuances:
Class A ($0.0001 par, $1.43 issue)	866,350	87	-	-	1,237,061	-	1,237,148
Conversion of Class A to Class B	(120,190)	(12)	120,190	12	-	-	-

Stock based compensation	-	-	-	-	119,412	-	119,412

Offering costs	-	-	-	-	(76,486)	-	(76,486)

Share bonuses	-	-	-	-	(247,430)	-	(247,430)

Net loss	-	-	-	-	-	(848,969)	(848,969)
Balance at June 30, 2021	13,135,330	$1,313	16,492,620	$1,649	$13,438,160	$(12,326,109)	$1,115,013

Common stock issuances:
Class A ($0.00001 par, $1.50 issue)	1,804,560	180	-	-	2,706,660	-	2,706,840
Bonus Shares	477,940	48	-	-	699,323		699,371

Stock based compensation	-	-	-	-	102,612	-	102,612

Offering costs	-	-	-	-	(181,813)	-	(181,813)

Share bonuses	-	-	-	-	(601,489)	-	(601,489)

Net loss	-	-	-	-	-	(2,090,595)	(2,090,595)
Balance at December 31, 2021	15,417,830	$1,541	16,492,620	$1,649	$16,163,453	$(14,416,704)	$1,749,939

Common stock issuances:
Class A ($0.00001 par, $1.50 issue)	745,290	75	-	-	1,117,860	-	1,117,935
Bonus Shares	58,580	6	-	-	87,864		87,870

Stock based compensation	-	-	-	-	135,504	-	135,504

Offering costs	-	-	-	-	(195,433)	-	(195,433)

Share bonuses	-	-	-	-	(132,970)	-	(132,970)

Net loss	-	-	-	-	-	(1,016,109)	(1,016,109)
Balance at June 30, 2022	16,221,700	$1,622	16,492,620	$1,649	$17,176,278	$(15,432,813)	$1,746,736

See the accompanying notes, which are an integral part of these unaudited financial statements.

Legion M Entertainment, Inc.
Unaudited Statements of Cash Flows
For the six months ended June 30, 2022 and 2021

	For the six months ended June 30,
	2022	2021
Cash flows from operating activities
Net loss	$(1,016,109)	$(848,969)
Adjustments to reconcile net loss to net cash used in operating activities:
Production costs charged to cost of net revenues	56,261	167,213
Depreciation	1,239	3,148
Stock compensation expense	92,317	119,412
Note forgiveness	(108,573)	(139,868)
Changes in operating assets and liabilities:
(Increase)/decrease in other receivables	(6,682)	(1,139)
(Increase)/decrease in inventory	(98,857)	(16,220)
(Increase)/decrease in accounts receivable	(28,352)	(4,480)
(Increase)/decrease in accrued revenue	-	22,804
(Increase)/decrease in prepaid expenses	(68,218)	(12,536)
Increase/(decrease) in accounts payable	(325,028)	(10,253)
Increase/(decrease) in deferred revenue	39,894	25,786
Increase/(decrease) in accrued expenses	(45,351)	223,073
Net cash used in operating activities	(1,507,459)	(472,029)

Cash flows from investing activities
Purchase of property and equipment	(2,668)	(2,790)
Investments in productions	(516,708)	(17,154)
Net cash provided by (used in) investing activities	(519,376)	(19,944)

Cash flows from financing activities
Proceeds from issuance of Class A common stock	1,578,530	967,646
Note payable	101,700	156,773
Offering costs	(195,433)	(76,486)
Net cash provided by financing activities	1,484,797	1,047,933
Net change in cash	(542,038)	555,960

Cash at beginning of period	1,227,661	158,871
Cash at end of period	$685,623	$714,831

Supplemental disclosure of cash flow information
Cash paid for interest	$-	$-
Cash paid for income taxes	$-	$-

See the accompanying notes, which are an integral part of these unaudited financial statements.

Legion M Entertainment, Inc.
NOTES TO UNAUDITED FINANCIAL STATEMENTS
As of June 30, 2022 and December 31, 2021, and for the six-month periods ended June 30, 2022 and 2021

NOTE 1: NATURE OF OPERATIONS

Legion M Entertainment, Inc. (the “Company” or “Legion M”), is a corporation organized March 4, 2016 under the laws of Delaware. The Company was formed as a fan-owned entertainment company.  The Company partners with creators and other entertainment companies -- from independent filmmakers to large Hollywood studios and distributors -- to develop, produce, distribute, market and monetize entertainment content including movies, television shows, virtual reality, digital content, events, and more.

Revenue totaled $232,709 and $480,513 for the six-month periods ended June 30, 2022 and 2021, respectively. The Company’s activities since inception have consisted of formation activities; research and development; raising capital; business development; developing, financing, producing, marketing, and releasing entertainment projects; establishing and growing the Legion M community and culture; building infrastructure to support the community; and marketing for principal operations. The Company remains dependent upon additional capital resources and is subject to significant risks and uncertainties; including failing to secure additional funding.

NOTE 2: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.  The Company is a business that is in early growth phase and therefore has just started generating revenues from principal operations. Consistent with this early phase, the Company has no profit since inception, incurred negative operating cash flows, and has sustained net losses of $1,016,109 and $848,969 for the for the periods ended June 30, 2022 and 2021, respectively. As of June 30, 2022, the Company has current assets that exceed current liabilities by $844,346. The Company expects near-term revenue from various projects and investment proceeds. However, the Company’s ability to continue as a going concern for the next twelve months is dependent upon its plan to raise more capital from investors. The company has successfully raised more than $15,000,000 over eight rounds of funding, and expects to open a ninth round later this year. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time without raising additional funding.  The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Stock Split

From December 27, 2021 through January 7, 2022 Legion M held a special stockholders’ meeting during which a 10-for-1 stock split was passed by the outstanding Class A Common Stock and Class B Common Stock.

On July 15, 2022, the Company effected a 10-for-1 forward stock split of its authorized, designated, issued and outstanding shares of common stock. Accordingly, all share and per share amounts of the Company for all periods presented in the accompanying financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this stock split. The amended and restated articles of incorporation increased the authorized stock from 100,000,000 shares (post stock split) of common stock with a par value of $0.0001 to 200,000,000 shares (post stock split) of common stock with a par value of $0.0001 with 170,000,000 shares of the authorized common stock designated as Class A Common Stock and 30,000,000 shares of the common stock designated as Class B Common Stock.

Legion M Entertainment, Inc.
NOTES TO UNAUDITED FINANCIAL STATEMENTS
As of June 30, 2022 and December 31, 2021, and for the six-month periods ended June 30, 2022 and 2021

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents

For the purpose of the statement of cash flows, cash equivalents include time deposits, certificate of deposits, and all highly liquid debt instruments with original maturities of three months or less. As of June 30, 2022, the cash balance exceeded the FDIC insured limits by $435,623.

Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance and current economic conditions.  As of June 30, 2022 and December 31, 2021, no associated allowances for doubtful accounts were established.

Subscription Receivable

The Company records stock issuances at the effective date. If the contribution is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the contributed capital is reclassified as a contra account to stockholders’ equity on the balance sheet.

Other Receivables

Other receivables are primarily due from payment processors and gateways (e.g. Paypal, Stripe, Wefunder).

Inventory

Inventories are comprised of merchandise (t-shirts, lapel pins, hats, etc.) that are used for marketing and/or for sale in the Legion M store (www.legionm.com/store). Inventories are stated at the lower of cost or market value. Cost is determined using the average costing method. Inventory balances as of June 30, 2022 and December 31, 2021 were $245,358 and $146,501, respectively. The Company periodically reviews inventory quantities and values and adjusts for obsolete or impaired inventory based primarily on management’s estimated forecast of product demand. As a result of that review, no impairment loses were recorded during the periods ended June 30, 2022 or 2021. The fair value of the inventory was reduced and $32,222 was recorded as an impairment loss during the year ended December 31, 2021.

Production Investments

The Company has cost investments in productions. The fair value of these investments is dependent on the performance of the investee productions as well as volatility inherent in the external markets for these investments. In assessing the potential impairment of these investments, we consider these factors as well as the forecasted financial performance of the investee production and market values, where available. If these forecasts are not met or market values indicate an other-than-temporary decline in value, impairment charges may be required.

Filmed Entertainment and Production Costs

In accordance with ASC 926, “Entertainment—Films” (“ASC 926”), Filmed Entertainment costs include capitalized production costs, development costs, overhead and capitalized interest costs, net of any amounts received from outside investors. These costs, as well as participations, are recognized as operating expenses for each individual production based on the ratio that the current period’s gross revenues for such production bear to management’s estimate of its total remaining ultimate gross revenues. Marketing, distribution and general and administrative costs are expensed as incurred. The Company has set a minimum threshold of $10,000 before capitalizing the costs. Management bases its estimates of ultimate revenue for each production on a variety of factors, including: historical performance of similar productions, market research and the existence of future firm commitments. Management regularly reviews, and revises when necessary, its total revenue estimates on a title-by-title basis, which may result in a change in the rate of amortization and/or a write-down of the asset to fair value amount. Costs for productions not produced are written-off at the time the decision is made not to develop the story or after ten years.

Legion M Entertainment, Inc.
NOTES TO UNAUDITED FINANCIAL STATEMENTS
As of June 30, 2022 and December 31, 2021, and for the six-month periods ended June 30, 2022 and 2021

Production costs are stated at the lower of unamortized cost or estimated fair value on a production basis. Revenue forecasts for productions are continually reviewed by management and revised when warranted by changing conditions. Results of operations in future years are dependent upon the amortization of production costs and may be significantly affected by periodic adjustments in amortization rates. As a result, the Company's financial results fluctuate from period to period.

If estimates of ultimate revenues change with respect to a production, causing reductions in fair values, the Company may be required to write down all or a portion of the related unamortized costs of the production to its estimated fair value. No assurance can be given that unfavorable changes to revenue and cost estimates will not occur, which may result in significant write-downs affecting our results of operations and financial condition.

Consistent with this guidance, at the end of 2021, the Company reduced the expectations on certain projects. As of December 31, 2021, the fair value of the investments was reduced by $140,556. No reductions or impairments were recorded for the period ended June 30, 2022.

Property and Equipment

The Company has a policy to capitalize expenditures with useful lives in excess of one year and costs exceeding $1,000. Property and equipment is stated at cost. The cost of additions and substantial improvements to property and equipment is capitalized. The cost of maintenance and repairs of property and equipment is charged to operating expenses. Property and equipment is depreciated using straight-line methods over their estimated economic lives. Property and equipment is reviewed for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No assets were impaired as of June 30, 2022 or December 31, 2021. There were $2,668 and $2,790 of Property and equipment additions during the periods ended June 30, 2022 and 2021, respectively. Depreciation expense totaled $1,239 and $3,148 for the periods ended June 30, 2022 and 2021, respectively.

	As of	As of
	June 30, 2022	December 31, 2021
Original Cost	$55,513	$52,845
Accumulated Depreciation	(49,926)	(48,687)
Book Value	$5,587	$4,158

Emergency Relief

The Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) was signed into law on March 27, 2020 to provide fiscal relief to U.S. individuals and businesses as a result of the economic hardship caused by the COVID-19 pandemic. One of the main components of the CARES Act is the Paycheck Protection Program (“PPP”), a loan program designed to provide a direct incentive for small businesses to keep their employees on payroll. The Small Business Administration (“SBA”), which administers the PPP, will forgive loans to PPP recipients if all employees are kept on payroll at their current compensation levels after the loan is made and the money is used for payroll, rent, mortgage interest, or utilities. Guidance for the treatment and forgiveness of CARES act funds is still being finalized.

In May 2020, the Company was approved for a PPP loan of $139,868. The Company applied for and was granted complete forgiveness for the $139,868 PPP Round 1 loan. The SBA completely forgave this loan in March 2021 and the amount is recorded on the statement of operations as other income

Legion M Entertainment, Inc.
NOTES TO UNAUDITED FINANCIAL STATEMENTS
As of June 30, 2022 and December 31, 2021, and for the six-month periods ended June 30, 2022 and 2021

The Company applied for and was granted relief from California and North Carolina state programs totaling $15,013. This amount has been recorded as other income on the statement of operations for the period ended June 30, 2021.

An EIDL Loan of $48,200 was granted to the Company on January 20, 2021. The terms provide for 3.75% interest and require monthly payments of $236 per month commencing in July 2022 for 30 years. The Company recognized $2,161 and $453 of accrued interest expense related to this loan during the periods ended June 30, 2022 and 2021, respectively. The outstanding principal balance of the EIDL Loan was $48,200 as of June 30, 2022 and December 31, 2021.

Year	Principal Payments
2021	$-
2022	-
2023	-
2024	-
2025	780
2026	1,068
Thereafter	46,351
$48,200

The Company also applied for and was approved for PPP Round 2 loan of $108,573 on March 15, 2021. As of December 31, 2021 the Company had not yet applied for forgiveness of this loan. The Company applied for and was granted complete forgiveness for the $108,573 PPP Round 2 loan on February 14, 2022.

Fair Value of Financial Instruments

The Company discloses fair value information about financial instruments based upon certain market assumptions and pertinent information available to management. Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheet approximate fair value.

Concentrations of Credit Risks

The Company’s financial instruments that are exposed to concentrations of credit risk consist of its cash. The Company will place its cash and cash equivalents with financial institutions of high credit worthiness. The Company’s management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Legion M Entertainment, Inc.
NOTES TO UNAUDITED FINANCIAL STATEMENTS
As of June 30, 2022 and December 31, 2021, and for the six-month periods ended June 30, 2022 and 2021

Revenue Recognition

ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Revenue totaled $232,709 and $480,513 for the six-month periods ended June 30, 2022 and 2021, respectively. Revenue for both periods includes revenue from Legion M projects (including fees for services, consumer products sales and licensing related to those projects), ticket-sales and sponsorships related to Legion M events, and sales of Legion M branded merchandise. Revenue attributable to Legion M projects will be recognized over multiple months or years.

Stock-Based Compensation

The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company’s common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards and warrants. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the “simplified method,” which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company’s current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised.

Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized as deferred offering costs on the balance sheet. The deferred offering costs are charged to stockholders’ equity upon the completion of an offering or to expense if the offering is not completed.

Legion M Entertainment, Inc.
NOTES TO UNAUDITED FINANCIAL STATEMENTS
As of June 30, 2022 and December 31, 2021, and for the six-month periods ended June 30, 2022 and 2021

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes.  Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse.  A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.  The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date.  In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information.  For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company files income tax returns in the United States and is subject to income tax examinations for its U.S. federal income taxes for the preceding three years and, in general, is subject to state and local income tax examinations for the preceding three years. Tax returns for 2019 have been filed. Tax returns for 2020 will be filed with an approved extension. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards.  Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. As of June 30, 2022 and December 31, 2021, the Company had total taxable net operating loss carryforwards of approximately $14,340,376 and $13,262,222, respectively. The Company is expected to pay Federal and California income taxes at rates of approximately 21% and 8.8%, respectively for the period ended June 30, 2022 and for the period ended December 31, 2021 and has used an effective blended rate of 28.0% to derive a net tax asset as of June 30, 2022 and December 31, 2021 of approximately $4,502,931 and $4,167,809, respectively. The Company cannot presently anticipate the realization of a tax benefit on its net operating loss carryforward. Accordingly, the Company recorded a full valuation allowance against its deferred tax assets as of June 30, 2022 and December 31, 2021. Deferred tax assets and liabilities resulted from net operating losses, depreciation/amortization, organizational costs, deferred revenue and stock-based compensation.

The following table reconciles the statutory income tax rates to actual rates based on income or loss before income taxes as of June 30, 2022 and December 31, 2021.

	As of June 30, 2022 (unaudited)	As of December 31, 2021 (audited)
Federal income tax rate	21.0%	21.0%
State income tax rate, net of federal benefit	7.0%	7.0%
Valuation allowance	-28.0%	-28.0%
Effective tax rate	0.0%	0.0%

Legion M Entertainment, Inc.
NOTES TO UNAUDITED FINANCIAL STATEMENTS
As of June 30, 2022 and December 31, 2021, and for the six-month periods ended June 30, 2022 and 2021

	As of June 30, 2022 (unaudited)	As of December 31, 2021 (audited)
Deferred tax assets:
Stock based compensation	$489,977	$456,562
Net operating loss carryforward	4,012,954	3,711,247
Net deferred tax assets	4,502,931	4,167,809
Less: Valuation allowance	(4,502,931)	(4,167,809)
Net deferred tax asset	$-	$-

Net Earnings or Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net earnings or loss per share if their inclusion would be anti-dilutive.

	As of	As of
	June 30, 2022	December 31, 2021
Warrants	570,000	570,000
Options	4,411,880	4,366,880
Total dilutive securities	4,981,880	4,936,880

As all potentially dilutive securities are anti-dilutive as of June 30, 2022 and December 31, 2021, diluted net loss per share is the same as basic net loss per share for each year.

NOTE 4: STOCKHOLDERS’ EQUITY

The Company's articles of incorporation, as amended and restated, authorize 200,000,000 shares common stock (post stock split) with a par value of $0.0001, and authorize the creation of two classes of common stock, “Class A Common Stock” and “Class B Common Stock,” with 170,000,000 shares of the authorized common stock designated as Class A Common Stock and 30,000,000 shares of the common stock designated as Class B Common Stock. The Class B Common Stock contains a voting rights preference of 10 votes per share and is convertible into Class A Common Stock at the option of the holder.

In 2016, the Company converted $501,281 of convertible notes and related interest outstanding to 976,480 shares of Class B Common Stock. All of the shares vested immediately upon conversion.

During the period from March 4, 2016 (inception) to December 31, 2016, 15,460,400 shares of Class B Common Stock were issued at prices ranging from $0.00001 to $0.0001 per share, yielding proceeds of $1,501. This amount was recorded as an expense for services rendered by the stockholders.

These shares of Class B Common Stock are subject to vesting over periods from immediate to 48 months with vesting contingent upon continued service with the Company. The Company considered its negative book value and limited operating activity as of these share issuances and determined the issuance prices approximated the fair value of the shares issued. As of June 30, 2022 and December 31, 2021, 16,465,900 and 16,465,900 of these outstanding Class B Common Stock have vested, respectively. As of June 30, 2022 and December 31, 2021, the 26,720 unvested shares will either vest or expire by April 2026.

Legion M Entertainment, Inc.
NOTES TO UNAUDITED FINANCIAL STATEMENTS
As of June 30, 2022 and December 31, 2021, and for the six-month periods ended June 30, 2022 and 2021

In September 2016, the Company completed an equity offering through Regulation Crowdfunding and raised gross proceeds of $999,999 for the issuance of 1,428,570 shares of Class A Common Stock. The offering price for this offering was $0.70 per share.

During the period from March 4, 2016 (inception) to December 31, 2016, the Company completed equity investments outside of the crowdfunding campaign providing proceeds of $193,522 for the issuance of 276,460 shares of Class A Common Stock. The offering price for this offering was $0.70 per share.

The Company had a Regulation Crowdfunding and a Regulation A funding round open during the year ended December 31, 2017 and during that period investors were able to purchase shares of Class A Common Stock. The share price for these offerings were $0.75 per share. During the year ended December 31, 2017, 2,728,700 shares were sold generating $2,038,339.

The Company had a Regulation Crowdfunding and Regulation A funding rounds open during the year ended December 31, 2018 and during that period investors were able to purchase shares of Class A Common Stock. The share prices for these offerings were $0.75 per share through May 14, 2018, $0.83 per share through October 3, 2018 and $0.89 per share for the remainder of the year. During the year ended December 31, 2018, 2,268,980 shares were sold generating $1,923,652.

The Company had Regulation Crowdfunding and Regulation A funding rounds open during the year ended December 31, 2019 and during that period investors were able to purchase shares of Class A Common Stock. The share prices for these offerings were $0.89 per share through July 15, 2019, $1.00 per share through November 6, 2019 and $1.07 per share for the remainder of the year. During the year ended December 31, 2019, 4,634,110 shares were sold generating $4,386,442.

The Company had Regulation Crowdfunding and Regulation A funding rounds open during the year ended December 31, 2020 and during that period investors were able to purchase shares of Class A Common Stock. The share prices for these offerings were $1.07 per share through April 29, 2020, and $1.43 per share for the remainder of the year. During the year ended December 31, 2020, 987,900 shares were sold generating $1,188,839.

The Company had Regulation Crowdfunding and Regulation A funding rounds open during the year ended December 31, 2021 and during that period investors were able to purchase shares of Class A Common Stock. The share prices for these offerings were $1.43 per share through April 30, 2021, and $1.50 per share for the remainder of the year. During the year ended December 31, 2021, 2,670,910 shares were sold generating $3,943,988.

For the rounds that were active as of December 31, 2021 and 2020, investors had the opportunity to choose a reward (e.g. gift card, bonus shares (defined below), tickets to an event, etc.) based on amount of money they invest.

One of those rewards are bonus shares, which was granted to investors for free once their investment closes. The company issued 243,600 bonus shares related to this round. When factoring in bonus shares, the effective share price paid by each investor was approximately $1.20 for 2020 and 2021.

For the round that was active as of December 31, 2021 and during the six-month period ended June 30, 2022, with a per share price of $1.50 paid by investors for shares of Class A Common Stock, investors have the opportunity to choose a reward (e.g. gift card, bonus shares (defined below), etc.) based on amount of money they invest.

One of those rewards are bonus shares, which are granted to investors for free once their investment closes. The company issued 58,580 and 234,340 bonus shares related to this round during the periods ended June 30, 2022 and December 31, 2021, respectively. When factoring in bonus shares, the effective share price paid by each investor was approximately $1.34.

As of 2020, the total reward value owed for the shares sold in the year was undeterminable as not all reward choices had not been made. The Company made an estimate for the maximum gift card reward owed of $111,384 as being the largest cash amount required and recorded a liability for such to accrued expenses in the balance sheet as of December 31, 2020 and as a reduction to additional paid-in capital for the year ended December 31, 2020. As of December 31, 2021, all appliable awards for shares issued and outstanding had been determined. As many rewards were bonus shares and not gift cards, the total reduction to additional paid-in-capital for the year ended December 31, 2021 was $848,919.

Legion M Entertainment, Inc.
NOTES TO UNAUDITED FINANCIAL STATEMENTS
As of June 30, 2022 and December 31, 2021, and for the six-month periods ended June 30, 2022 and 2021

The Company received partial proceeds disbursement of funds committed from these equity offerings during the periods ended June 30, 2022 and the year ended December 31, 2021 of $967,646 and $3,318,054, respectively. As part of the normal process of investors purchasing stock, those purchases are held in escrow by Wefunder and StartEngine, the Company’s funding portals. At the end of each month, there is a balance of funds held by Wefunder and Start Engine for future distribution to the Company. The escrow balance as of June 30, 2022 and December 31, 2021 was $108,604 and $571,112, respectively.

In October 2018, the Company received a prepayment totaling $100,000 for a future investment in the Company from one of the Company’s largest investors. As the funds had been received but the investment contracts not finalized, the $100,000 prepayment was included on the balance sheet as a “Pending investment” liability as of December 31, 2018. That investment was finalized in 2019 and the Company issued shares to this investor at $0.83 per share, consistent with other investors at that time and included in the 2019 issuances discussed above. During 2021, it was determined that this investor should have received Class B shares. Therefore, 120,190 shares were converted from Class A shares to Class B shares.

As of June 30, 2022 and December 31, 2021, the Company had 16,221,700 and 15,417,830 shares of Class A Common Stock and 16,492,620 and 16,492,620 shares of Class B Common Stock issued and outstanding, all respectively.

NOTE 5: SHARE-BASED PAYMENTS

Stock Plan

On April 12, 2016, the Company adopted its 2016 Equity Incentive Plan (the “Plan”). The Plan authorizes options to purchase up to 2,539,600 shares of Class B Common Stock. On November 3, 2016, the Company amended its 2016 Equity Incentive Plan to authorize an additional 5,000,000 options to purchase Class B Common Stock. As of June 30, 2022 and December 31, 2021, there were 3,127,720 and 3,172,720 options available for issuance, respectively.

As of June 30, 2022 and December 31, 2021, the Company had issued and outstanding 4,411,880 and 4,366,880 options to purchase Class B Common Stock under the Plan, respectively.

	June 30, 2022		December 31, 2021
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding - beginning of period	4,366,880	$0.71	3,914,260	$0.66
Granted	45,000	$1.25	452,620	$1.14
Exercised	-		-
Forfeited	-		-
Outstanding - end of period	4,411,880	$0.72	4,366,880	$0.71
Exercisable at end of period	3,854,090	$0.74	3,691,770	$0.72
Intrinsic value of options outstanding at year-end	$3,441,266		$3,440,665
Weighted average grant date fair value of options granted during period	$0.69		$0.63
Weighted average duration (years) to expiration of outstanding options at period-end	5.6		6.1

Legion M Entertainment, Inc.
NOTES TO UNAUDITED FINANCIAL STATEMENTS
As of June 30, 2022 and December 31, 2021, and for the six-month periods ended June 30, 2022 and 2021

These options vest over different schedules with some vesting immediately and others vesting over periods from 1 to 10 years. The maximum term for stock options granted under the Plan may not exceed ten years from the date of grant. The options expire 10 years after the date of grant. The remaining outstanding options will vest over a weighted average period of 31 months.

The assumptions utilized for valuing stock-based grants for compensation and marketing expense during the periods ended June 30, 2022 and December 31, 2021:

	June 30, 2022	December 31, 2021
Risk Free Interest Rate	2.00%	0.64%-1.07%
Expected Dividend Yield	0.00%	0.00%
Expected Volatility	60.00%	60.00%
Expected Life (years)	6.0	5.6 – 7.0
Fair Value per Stock Option	$0.71	$0.61-$0.67

The Company recognizes stock-based compensation on a straight-line basis over the options’ vesting periods. Based on the issue dates, the per share value and the vesting period, the Company determined total stock-based compensation and additional paid-in capital to be to be $76,224 and $92,317 for the periods ended June 30, 2022 and 2021, respectively.

Unrecognized share-based compensation expense was $358,301 and $419,523 as of June 30, 2022 and December 31, 2021, respectively. This unrecognized compensation expense expected to be recognized over a weighted-average period of approximately 31 months and 38 months as of June 30, 2022 and December 31, 2021, respectively.

Warrants

In April 2016, the Company issued 270,000 warrants to purchase Class B shares of common stock. The shares available under this warrant vest pro-rata over two years on a monthly basis (1/24 vest per month). The stock purchase warrants expire at the earliest of: ten years after their date of issuance (2026), any change in control, or an initial public offering. The exercise price for the common stock warrants is $0.001 per share. The number of shares or exercise price will be adjusted in the event of any stock dividend, stock splits or recapitalization of the Company. As of December 31, 2021 and 2020, 270,000 and 270,000 of these warrants had vested, respectively. The Company determined the grant date fair value of these warrants under a Black-Scholes calculation to be $188,759, and recognized $0 of such to additional paid-in capital and as marketing expense during the years ended December 31, 2021 and 2020. All associated expense was recorded in prior periods, commensurate with the vesting of the warrants. The assumptions and inputs for the Black-Scholes calculation for the warrants are the same terms as used for valuing the options issued on April 12, 2016.

In June 2017, the Company issued 50,000 warrants to purchase Class B shares of common stock. The shares available under this warrant vested immediately on issuance. The stock purchase warrants expire at the earliest of: ten years after their date of issuance (2027), any change in control, or an initial public offering. The exercise price for the common stock warrants is $0.75 per share. The number of shares or exercise price will be adjusted in the event of any stock dividend, stock splits or recapitalization of the Company. The Company determined the fair value of these warrants under a Black-Scholes calculation to be $19,400 and recorded that value as an adjustment to additional paid-in capital and as an investment in a project in 2017. The assumptions and inputs for the Black-Scholes calculation for the warrants are the same terms as used for valuing the options issued on June 9, 2017.

In October 2021, the Company issued 250,000 warrants to purchase Class B shares of common stock. The shares available under this warrant vest pro-rata over two years on a monthly basis (1/24 vest per month). The stock purchase warrants expire at the earliest of: ten years after their date of issuance (2031), any change in control, or an initial public offering. The exercise price for the common stock warrants is $1.25 per share. The number of shares or exercise price will be adjusted in the event of any stock dividend, stock splits or recapitalization of the Company. As of June 30, 2022 and December 31, 2021, 83,333 and 20,830 of these warrants had vested, respectively. The Company determined the grant date fair value of these warrants under a Black-Scholes calculation to be $172,750, and recognized $43,188 of such to additional paid-in capital and as stock-based compensation during the period ended June 30, 2022.

Legion M Entertainment, Inc.
NOTES TO UNAUDITED FINANCIAL STATEMENTS
As of June 30, 2022 and December 31, 2021, and for the six-month periods ended June 30, 2022 and 2021

The assumptions utilized for valuing these warrants in the period ended December 31, 2021 are as follows:

2021
Risk Free Interest Rate	1.11%
Expected Dividend Yield	0.00%
Expected Volatility	60.00%
Expected Life (years)	6.0
Fair Value per Warrant	$0.69

As of June 30, 2022 and December 31, 2021, there was $115,167 and $158,354 of unrecognized share-based compensation expense, respectively.

As of June 30, 2022 and December 31, 2021, there were 570,000 and 570,000 warrants outstanding with weighted average exercise price per share of $0.61 and $0.61, and 403,330 and 340,830 warrants vested with weighted average exercise price per share of $0.35 and $0.19, all respectively.

NOTE 6: RECENT ACCOUNTING PRONOUNCEMENTS

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. The adoption of ASU 2016-02 has had no material impact on the Company’s financial position, results of operations or cash flows.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 7: SUBSEQUENT EVENTS

Next Step Financing Offering

Legion M is expecting to have one or more additional rounds of equity crowdfunding under the JOBS Act in 2021. We expect that many successive rounds of funding will be needed to achieve the Company’s long-term goals.

Stock Split

From December 27, 2021 through January 7, 2022 Legion M held a special stockholders’ meeting during which a 10-for-1 stock split was passed by the outstanding Class A Common Stock and Class B Common Stock.

On July 15, 2022, the Company effected a 10-for-1 forward stock split of its authorized, designated, issued and outstanding shares of common stock. Accordingly, all share and per share amounts of the Company for all periods presented in the accompanying financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this stock split. The amended and restated articles of incorporation increased the authorized stock from 100,000,000 shares (post stock split) of common stock with a par value of $0.0001 to 200,000,000 shares (post stock split) of common stock with a par value of $0.0001 with 170,000,000 shares of the authorized common stock designated as Class A Common Stock and 30,000,000 shares of the common stock designated as Class B Common Stock.

Legion M Entertainment, Inc.
NOTES TO UNAUDITED FINANCIAL STATEMENTS
As of June 30, 2022 and December 31, 2021, and for the six-month periods ended June 30, 2022 and 2021

Management’s Evaluation

Management has evaluated subsequent events through September 27, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

Legion M Entertainment, Inc.

A Delaware Corporation

Financial Statements and Independent Auditor’s Report

December 31, 2021 and 2020

Legion M Entertainment, Inc.

To the Board of Directors of

Legion M Entertainment, Inc.

Emeryville, California

INDEPENDENT AUDITOR’S REPORT

Opinion

We have audited the accompanying financial statements of Legion M Entertainment, Inc. (the “Company”) which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of operations, changes in stockholders’ equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the financial statements, the Company has no profits since inception, incurred negative operating cash flows, and has sustained net losses of $2,939,564 and $2,225,398 for the years ended December 31, 2021 and 2020, respectively. The Company has an accumulated deficit of $14,416,704 as of December 31, 2021. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202

p: 877.968.3330 f: 720.634.0905

info@ArtesianCPA.com | www.ArtesianCPA.com

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

● Exercise professional judgment and maintain professional skepticism throughout the audit.

● Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

● Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

● Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

● Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ Artesian CPA, LLC

Denver, Colorado

April 23, 2022, except for the stock split described in Notes 3 and 7, for which the date is July 27, 2022

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202

p: 877.968.3330 f: 720.634.0905

info@ArtesianCPA.com | www.ArtesianCPA.com

Legion M Entertainment, Inc.
Balance Sheets
As of December 31, 2021 and 2020

	As of December 31, 2021	As of December 31, 2020
ASSETS
Current assets:
Cash	$1,227,661	$158,871
Subscriptions receivable in escrow	571,112	94,726
Other receivable	7,003	7,070
Inventory	146,501	133,668
Accounts receivable	30,817	9,922
Accrued revenue	-	22,804
Prepaid expenses	55,588	52,323
Total current assets	2,038,682	479,384

Non-current assets:
Property and equipment, net	4,158	5,486
Investments in productions, net	586,255	896,419
Total non-current assets	590,413	901,905
TOTAL ASSETS	$2,629,095	$1,381,289

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$414,655	$139,434
Deferred revenue	246,612	25,144
Note payable	108,573	139,868
Accrued expenses	61,116	145,505
Total current liabilities	830,956	449,951

Long-term liabilities:
Loan payable	48,200	-
Total long-term liabilities	48,200	-
Total liabilities	879,156	449,951

Stockholders' equity:
Class A common stock, $0.0001 par, 170,000,000 authorized, 15,417,830 and 12,389,170 issued and outstanding at December 31, 2021 and 2020, respectively	1,541	1,238
Class B common stock, $0.0001 par, 30,000,000 authorized, 16,492,620 issued and outstanding, 16,465,900 vested at December 31, 2021 and 16,372,430 issued and outstanding, 16,345,710 vested at December 31, 2020	1,649	1,637
Additional paid-in capital	16,163,453	12,405,603
Accumulated deficit	(14,416,704)	(11,477,140)
Total stockholders' equity	1,749,939	931,338
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$2,629,095	$1,381,289

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

Legion M Entertainment, Inc. Statements of Operations
For the years ended December 31, 2021 and 2020

	For the year ended December 31, 2021	For the year ended December 31, 2020
Revenue	$1,062,732	$933,570
Costs of net revenues	726,773	849,564
Gross profit	335,959	84,006

Operating expenses:
Compensation and benefits	1,128,550	1,274,320
Sales and marketing	1,738,695	574,857
Independent contractors	13,310	93,188
Professional fees	189,717	168,193
Travel expenses	44,529	22,580
General and administrative	169,205	176,939
Depreciation	4,484	9,327
Asset impairment	140,556	-
Total operating expenses	3,429,046	2,319,404
Loss from operations	(3,093,087)	(2,235,398)
Other income:
Gain on loan forgiveness	139,868	-
Grant	15,013	10,000
Total other income	154,881	10,000
Other expense:
Interest expense	1,358	-
Total other expense	1,358	-
Other income/(expense), net	153,523	-
Net loss	$(2,939,564)	$(2,225,398)

Weighted average common shares:
Basic and Diluted	29,890,570	28,381,740

Net earnings/(loss) per share:

Basic and Diluted	$(0.10)	$(0.08)

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

Legion M Entertainment, Inc.
Statements of Changes in Stockholders’ Equity
For the years ended December 31, 2021 and 2020

	Class A Common Stock		Class B Common Stock				Total
	Number of Shares	Amount	Number of Shares	Amount	Additional Paid-in-Capital	Accumulated Deficit	Stockholders' Equity
Balance at December 31, 2019	11,401,270	$1,140	16,372,430	$1,637	$11,099,437	$(9,251,742)	$1,850,472

Common stock issuances:
Class A ($0.0001 par, $0.83 issue)	240	-	-	-	200	-	200
Class A ($0.0001 par, $1.00 issue)	73,680	7	-	-	73,673	-	73,680
Class A ($0.0001 par, $1.07 issue)	523,980	52	-	-	557,987	-	558,039
Class A ($0.0001 par, $1.43 issue)	390,000	39	-	-	556,881	-	556,920

Stock based compensation	-	-	-	-	303,731	-	303,731

Offering costs	-	-	-	-	(74,922)	-	(74,922)

Share bonuses	-	-	-	-	(111,384)	-	(111,384)

Net loss	-	-	-	-	-	(2,225,398)	(2,225,398)
Balance at December 31, 2020	12,389,170	$1,238	16,372,430	$1,637	$12,405,603	$(11,477,140)	$931,338

Common stock issuances:
Class A ($0.0001 par, $1.43 issue)	866,350	87	-	-	1,237,061	-	1,237,148
Class A ($0.0001 par, $1.50 issue)	1,804,560	180	-	-	2,706,660	-	2,706,840
Conversion of Class A to Class B	(120,190)	(12)	120,190	12	-	-	-
Bonus Shares	477,940	48	-	-	699,323		699,371

Stock based compensation	-	-	-	-	222,024	-	222,024

Offering costs	-	-	-	-	(258,299)	-	(258,299)

Share bonuses	-	-	-	-	(848,919)	-	(848,919)

Net loss	-	-	-	-	-	(2,939,564)	(2,939,564)
Balance at December 31, 2021	15,417,830	$1,541	16,492,620	$1,649	$16,163,453	$(14,416,704)	$1,749,939

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

Legion M Entertainment, Inc.
Statements of Cash Flows
For the years ended December 31, 2021 and 2020

	For the year ended December 31, 2021	For the year ended December 31, 2020
Cash flows from operating activities
Net loss	$(2,939,564)	$(2,225,398)
Adjustments to reconcile net loss to net cash used in operating activities:
Inventory impairment	32,222	8,429
Investments impairment	140,556	-
Production costs charged to cost of net revenues	199,519	217,803
Bad debt	-	5,000
Depreciation	4,484	9,327
Stock compensation expense	222,024	303,731
Gain on loan forgiveness	(139,868)	-
Changes in operating assets and liabilities:
(Increase)/decrease in other receivables	67	4,137
(Increase)/decrease in inventory	(45,055)	(80,961)
(Increase)/decrease in accounts receivable	(20,895)	6,661
(Increase)/decrease in accrued revenue	22,804	(22,804)
(Increase)/decrease in prepaid expenses	(3,265)	(39,967)
Increase/(decrease) in accounts payable	275,221	(9,295)
Increase/(decrease) in deferred revenue	221,468	(123,246)
Increase/(decrease) in accrued expenses	(84,389)	114,229
Net cash used in operating activities	(2,114,671)	(1,832,354)

Cash flows from investing activities
Purchase of property and equipment	(3,156)	(3,754)
Loans to production	-	(140,802)
Repayment of loans to production	-	240,802
Investments in productions	(29,911)	(58,609)
Net cash provided by (used in) investing activities	(33,067)	37,637

Cash flows from financing activities
Proceeds from issuance of Class A common stock	3,318,054	1,153,080
Proceeds from notes payable	156,773	139,868
Offering costs	(258,299)	(74,922)
Net cash provided by financing activities	3,216,528	1,218,026
Net change in cash	1,068,790	(576,691)

Cash at beginning of period	158,871	735,562
Cash at end of period	$1,227,661	$158,871

Supplemental disclosure of cash flow information
Cash paid for interest	$-	$-
Cash paid for income taxes	$-	$-

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

Legion M Entertainment, Inc.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2021 and 2020 and for the years then ended

NOTE 1: NATURE OF OPERATIONS

Legion M Entertainment, Inc. (the “Company” or “Legion M”), is a corporation organized March 4, 2016 under the laws of Delaware. The Company was formed as a fan-owned entertainment company. The Company partners with creators and other entertainment companies -- from independent filmmakers to large Hollywood studios and distributors -- to develop, produce, distribute, market and monetize entertainment content including movies, television shows, virtual reality, digital content, events, and more.

Revenue totaled $1,062,732 and $933,570 for the years ended December 31, 2021 and 2020, respectively. The Company’s activities since inception have consisted of formation activities; research and development; raising capital; business development; developing, financing, producing, marketing, and releasing entertainment projects; establishing and growing the Legion M community and culture; building infrastructure to support the community; and marketing for principal operations. The Company remains dependent upon additional capital resources and is subject to significant risks and uncertainties; including failing to secure additional funding.

NOTE 2: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that is in early growth phase and therefore has just started generating revenues from principal operations. Consistent with this early phase, the Company has no profit since inception, incurred negative operating cash flows, and has sustained net losses of $2,939,564 and $2,225,398 for the years ended December 31, 2021 and 2020, respectively. The Company has accumulated deficit of $14,416,704 as of December 31, 2021. The Company expects near-term revenue from various projects and investment proceeds. However, the Company’s ability to continue as a going concern for the next twelve months is dependent upon its plan to raise more capital from investors. The company has successfully raised more than $15,000,000 over eight rounds of funding, and expects to open a ninth round later this year. No assurance can be given that the Company will be successful in these future fundraising efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time without raising additional funding. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Stock Split

From December 27, 2021 through January 7, 2022 Legion M held a special stockholders’ meeting during which a 10-for-1 stock split was passed by the outstanding Class A Common Stock and Class B Common Stock.

On July 15, 2022, the Company effected a 10-for-1 forward stock split of its authorized, designated, issued and outstanding shares of common stock. Accordingly, all share and per share amounts of the Company for all periods presented in the accompanying financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this stock split. The amended and restated articles of incorporation increased the authorized stock from 100,000,000 shares (post stock split) of common stock with a par value of $0.0001 to 200,000,000 shares (post stock split) of common stock with a par value of $0.0001 with 170,000,000 shares of the authorized common stock designated as Class A Common Stock and 30,000,000 shares of the common stock designated as Class B Common Stock.

See Independent Auditor’s Report

Legion M Entertainment, Inc.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2021 and 2020 and for the years then ended

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents

For the purpose of the statement of cash flows, cash equivalents include time deposits, certificate of deposits, and all highly liquid debt instruments with original maturities of three months or less. As of December 31, 2021 the cash balance exceeded the FDIC insured limits by $958,604.

Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance and current economic conditions. As of December 31, 2021 and 2020, allowances of $0 and $5,000 for doubtful accounts were established, respectively.

Subscription Receivable

The Company records stock issuances at the effective date. If the contribution is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the contributed capital is reclassified as a contra account to stockholders’ equity on the balance sheet.

Other Receivables

Other receivables are primarily due from payment processors and gateways (e.g. Paypal, Stripe).

Inventory

Inventories are comprised of merchandise (t-shirts, lapel pins, hats, etc.) that are used for marketing and/or for sale in the Legion M store (https://shop.legionm.com). Inventories are stated at the lower of cost or market value. Cost is determined using the average costing method. Inventory balances as of December 31, 2021 and 2020 were $146,501 and $133,668, respectively. The Company periodically reviews inventory quantities and values and adjusts for obsolete or impaired inventory based primarily on management’s estimated forecast of product demand. As a result of that review, the fair value of the inventory has been reduced and $32,222 and $8,429 was recorded as costs of net revenues on the statement of operations as an asset impairment during the years ended December 31, 2021 and 2020, respectively

Production Investments

The Company has cost investments in productions. The fair value of these investments is dependent on the performance of the investee productions as well as volatility inherent in the external markets for these investments. In assessing the potential impairment of these investments, the Company considers these factors as well as the forecasted financial performance of the investees and market values, where available. If these forecasts are not met or market values indicate an other-than-temporary decline in value, impairment charges may be required.

See Independent Auditor’s Report

Legion M Entertainment, Inc.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2021 and 2020 and for the years then ended

Filmed Entertainment and Production Costs

In accordance with ASC 926, “Entertainment—Films” (“ASC 926”), Filmed Entertainment costs include capitalized production costs, development costs, overhead and capitalized interest costs, net of any amounts received from outside investors. These costs, as well as participations, are recognized as operating expenses for each individual production based on the ratio that the current period’s gross revenues for such production bear to management’s estimate of its total remaining ultimate gross revenues. Marketing, distribution and general and administrative costs are expensed as incurred. The Company has set a minimum threshold of $10,000 before capitalizing the costs. Management bases its estimates of ultimate revenue for each production on a variety of factors, including: historical performance of similar productions, market research and the existence of future firm commitments. Management regularly reviews, and revises when necessary, its total revenue estimates on a title-by-title basis, which may result in a change in the rate of amortization and/or a write-down of the asset to fair value amount. Costs for productions not produced are written-off at the time the decision is made not to develop the story or after ten years.

Production costs are stated at the lower of unamortized cost or estimated fair value on a production basis. Revenue forecasts for productions are continually reviewed by management and revised when warranted by changing conditions. Results of operations in future years are dependent upon the amortization of production costs and may be significantly affected by periodic adjustments in amortization rates. As a result, the Company's financial results fluctuate from period to period.

If estimates of ultimate revenues change with respect to a production, causing reductions in fair values, the Company may be required to write down all or a portion of the related unamortized costs of the production to its estimated fair value. No assurance can be given that unfavorable changes to revenue and cost estimates will not occur, which may result in significant write-downs affecting our results of operations and financial condition.

Consistent with this guidance, at the end of 2021, the Company reduced the expectations on certain projects. The fair value of the investments was reduced and $140,556 was recorded as an impairment loss on the statement of operations as an asset impairment during the year ended December 31, 2021. No reductions or impairments were recorded for the year ended December 31, 2020.

Property and Equipment

The Company has a policy to capitalize expenditures with useful lives in excess of one year and costs exceeding $1,000. Property and equipment is stated at cost. The cost of additions and substantial improvements to property and equipment is capitalized. The cost of maintenance and repairs of property and equipment is charged to operating expenses. Property and equipment is depreciated using straight-line methods over their estimated economic lives, ranging from three to five years. Property and equipment is reviewed for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No assets were impaired as of December 31, 2021 and 2020. Property and equipment additions totaled $3,156 and $3,754 for the years ended December 31, 2021 and 2020, respectively. Depreciation expense totaled $4,484 and $9,327 for the years ended December 31, 2021 and 2020, respectively.

	As of	As of
	December 31, 2021	December 31, 2020
Original Cost	$52,845	$49,689
Accumulated Depreciation	(48,687)	(44,203)
Property and equipment, net	$4,158	$5,486

Loan Receivable

During 2019 and 2020, the Company made various loans to a production in which the Company is an equity investor (which is recorded as Investments in production, net). The loans were used to cover working capital requirements. These loans were each repaid in fewer than three weeks. A loan outstanding as of December 31, 2019 with a balance of $100,000 was repaid to the Company on January 2, 2020. On January 17, 2020, the Company made another loan of $140,802. This loan was repaid in February 3, 2020. These loans did not earn any interest and no interest income was recorded. As of December 31, 2021 and 2020, there were no outstanding loan receivables.

See Independent Auditor’s Report

Legion M Entertainment, Inc.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2021 and 2020 and for the years then ended

Emergency Relief

The Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) was signed into law on March 27, 2020 to provide fiscal relief to U.S. individuals and businesses as a result of the economic hardship caused by the COVID-19 pandemic. One of the main components of the CARES Act is the Paycheck Protection Program (“PPP”), a loan program designed to provide a direct incentive for small businesses to keep their employees on payroll. The Small Business Administration (“SBA”), which administers the PPP, will forgive loans to PPP recipients if all employees are kept on payroll at their current compensation levels after the loan is made and the money is used for payroll, rent, mortgage interest, or utilities. Guidance for the treatment and forgiveness of CARES act funds is still being finalized.

In May 2020, the Company was approved for a PPP loan of $139,868. As of December 31, 2020 the Company had not yet applied for forgiveness of this loan. The Company applied for and was granted complete forgiveness for the $139,868 PPP Round 1 loan. The SBA completely forgave this loan in March 2021 and the amount is recorded on the statement of operations as other income

The Company also applied for an Economic Injury Disaster Loan (“EIDL”) administered by the SBA. In May 2020, the Company was granted an Emergency EIDL grant of $10,000. Additionally, the Company applied for and was granted relief from California and North Carolina state programs totaling $15,013. These amounts have been recorded as other income on the statement of operations for the years ended December 31, 2020 and 2021, respectively.

An EIDL Loan of $48,200 was granted to the Company on January 20, 2021. The terms provide for 3.75% interest and require monthly payments of $236 per month commencing in July 2022 for 30 years. During the year ended December 31, 2021 the Company recognized $1,358 of accrued interest expense related to this loan. The outstanding principal balance of the EIDL Loan was $48,200 as of December 31, 2021.

Year	Principal Payments
2021	$-
2022	-
2023	-
2024	-
2025	780
2026	1,068
Thereafter	46,351
$48,200

The Company also applied for and was approved for PPP Round 2 loan of $108,573 on March 15, 2021. As of December 31, 2021 the Company had not yet applied for forgiveness of this loan. Based on the current guidance and expected use of funds, the Company expects to receive complete forgiveness of the loan.

Fair Value of Financial Instruments

The Company discloses fair value information about financial instruments based upon certain market assumptions and pertinent information available to management. Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

See Independent Auditor’s Report

Legion M Entertainment, Inc.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2021 and 2020 and for the years then ended

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate fair value.

Concentrations of Credit Risks

The Company’s financial instruments that are exposed to concentrations of credit risk consist of its cash. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company’s management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Revenue totaled $1,062,732 and $933,570 for the years ended December 31, 2021 and 2020, respectively. Each year includes revenue from Legion M projects (including fees for services, consumer products sales and licensing related to those projects), ticket-sales and sponsorships related to Legion M events, and sales of Legion M branded merchandise. Revenue attributable to Legion M projects will be recognized over multiple months or years.

Stock-Based Compensation

The Company measures employee stock-based awards at grant-date fair value and recognizes employee and consultant compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company’s common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards and warrants. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the “simplified method,” which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company’s current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised.

See Independent Auditor’s Report

Legion M Entertainment, Inc.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2021 and 2020 and for the years then ended

Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized as deferred offering costs on the balance sheet. The deferred offering costs are charged to stockholders’ equity upon the completion of an offering or to expense if the offering is not completed.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized. The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company files income tax returns in the United States and is subject to income tax examinations for its U.S. federal income taxes for the preceding three years and, in general, is subject to state and local income tax examinations for the preceding three years. Tax returns through 2020 have been filed. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. As of December 31, 2021 and 2020, the Company had total taxable net operating loss carryforwards of approximately $13,262,222 and $10,138,643, respectively. The Company pays Federal and California income taxes at rates of approximately 21.0% and 8.8%, respectively, and has used an effective blended rate of 28.0% to derive a net deferred tax assets of approximately $4,167,809 and $3,231,589 as of December 31, 2021 and 2020, respectively. The Company cannot presently anticipate the realization of a tax benefit on its net operating loss carryforward. Accordingly, the Company recorded a full valuation allowance against its deferred tax assets as of December 31, 2021 and 2020. Deferred tax assets and liabilities resulted from net operating losses, depreciation/amortization, organizational costs, deferred revenue and stock-based compensation.

See Independent Auditor’s Report

Legion M Entertainment, Inc.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2021 and 2020 and for the years then ended

The following table reconciles the statutory income tax rates to actual rates based on income or loss before income taxes As of December 31, 2021 and 2020:

	As of December 31, 2021	As of December 31, 2020
Federal income tax rate	21.0%	21.0%
State income tax rate, net of federal benefit	7.0%	7.0%
Valuation allowance	(28.0)%	(28.0)%
Effective tax rate	0%	0%

	As of December 31, 2021	As of December 31, 2020
Deferred tax assets:
Stock based compensation	$456,562	$394,432
Net operating loss carryforward	3,711,247	2,837,157
Net deferred tax assets	4,167,809	3,231,589
Less: Valuation allowance	(4,167,809)	(3,231,589)
Net deferred tax asset	$-	$-

The Company reviews tax positions taken to determine if it is more likely than not that the position would be sustained upon examination resulting in an uncertain tax position. The Company recognizes interest accrued and penalties related to unrecognized tax benefits in tax expense. During the years ended December 31, 2021 and 2020, the Company recognized no interest or penalties.

Reclassifications of Prior Year Balances

Certain balances from the December 31, 2020 statement of operations were reclassified to conform to current year presentation. There was no change in the Company’s net loss from these reclassifications.

Net Earnings or Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net earnings or loss per share if their inclusion would be anti-dilutive.

	As of	As of
	December 31, 2021	December 31, 2020
Warrants	570,000	320,000
Options	4,366,880	3,914,260
Total dilutive securities	4,936,880	4,234,260

As all potentially dilutive securities are anti-dilutive as of December 31, 2021 and 2020, diluted net loss per share is the same as basic net loss per share for each year.

See Independent Auditor’s Report

Legion M Entertainment, Inc.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2021 and 2020 and for the years then ended

NOTE 4: STOCKHOLDERS’ EQUITY

The Company's articles of incorporation, as amended and restated, authorize 200,000,000 shares common stock (post stock split) with a par value of $0.0001, and authorize the creation of two classes of common stock, “Class A Common Stock” and “Class B Common Stock,” with 170,000,000 shares of the authorized common stock designated as Class A Common Stock and 30,000,000 shares of the common stock designated as Class B Common Stock. The Class B Common Stock contains a voting rights preference of 10 votes per share and is convertible into Class A Common Stock at the option of the holder.

In 2016, the Company converted $501,281 of convertible notes and related interest outstanding to 976,480 shares of Class B Common Stock. All of the shares vested immediately upon conversion.

During the period from March 4, 2016 (inception) to December 31, 2016, 15,460,400 shares of Class B Common Stock were issued at prices ranging from $0.00001 to $0.0001 per share, yielding proceeds of $1,501. This amount was recorded as an expense for services rendered by the stockholders.

These shares of Class B Common Stock are subject to vesting over periods from immediate to 48 months with vesting contingent upon continued service with the Company. The Company considered its negative book value and limited operating activity as of these share issuances and determined the issuance prices approximated the fair value of the shares issued. As of December 31, 2021 and 2020, 16,465,900 and 16,345,710 of these outstanding Class B Common Stock have vested, respectively. As of December 31, 2021 and December 31, 2020, the 26,720 unvested shares will either vest or expire by April 2026.

In September 2016, the Company completed an equity offering through Regulation Crowdfunding and raised gross proceeds of $999,999 for the issuance of 1,428,570 shares of Class A Common Stock. The offering price for this offering was $0.70 per share.

During the period from March 4, 2016 (inception) to December 31, 2016, the Company completed equity investments outside of the crowdfunding campaign providing proceeds of $193,522 for the issuance of 276,460 shares of Class A Common Stock. The offering price for this offering was $0.70 per share.

The Company had a Regulation Crowdfunding and a Regulation A funding round open during the year ended December 31, 2017 and during that period investors were able to purchase shares of Class A Common Stock. The share price for these offerings were $0.75 per share. During the year ended December 31, 2017, 2,728,700 shares were sold generating $2,038,339.

The Company had a Regulation Crowdfunding and Regulation A funding rounds open during the year ended December 31, 2018 and during that period investors were able to purchase shares of Class A Common Stock. The share prices for these offerings were $0.75 per share through May 14, 2018, $0.83 per share through October 3, 2018 and $0.89 per share for the remainder of the year. During the year ended December 31, 2018, 2,268,980 shares were sold generating $1,923,652.

The Company had Regulation Crowdfunding and Regulation A funding rounds open during the year ended December 31, 2019 and during that period investors were able to purchase shares of Class A Common Stock. The share prices for these offerings were $0.89 per share through July 15, 2019, $1.00 per share through November 6, 2019 and $1.07 per share for the remainder of the year. During the year ended December 31, 2019, 4,634,110 shares were sold generating $4,386,442.

The Company had Regulation Crowdfunding and Regulation A funding rounds open during the year ended December 31, 2020 and during that period investors were able to purchase shares of Class A Common Stock. The share prices for these offerings were $1.07 per share through April 29, 2020, and $1.43 per share for the remainder of the year. During the year ended December 31, 2020, 987,900 shares were sold generating $1,188,839.

The Company had Regulation Crowdfunding and Regulation A funding rounds open during the year ended December 31, 2021 and during that period investors were able to purchase shares of Class A Common Stock. The share prices for these offerings were $1.43 per share through April 30, 2021, and $1.50 per share for the remainder of the year. During the year ended December 31, 2021, 2,670,910 shares were sold generating $3,943,988.

For the rounds that were active as of December 31, 2021 and 2020, investors had the opportunity to choose a reward (e.g. gift card, bonus shares (defined below), tickets to an event, etc.) based on amount of money they invest.

See Independent Auditor’s Report

Legion M Entertainment, Inc.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2021 and 2020 and for the years then ended

One of those rewards are bonus shares, which was granted to investors for free once their investment closes. The company issued 243,600 bonus shares related to this round. When factoring in bonus shares, the effective share price paid by each investor was approximately $1.20 for 2020 and 2021.

For the round that was active as of December 31, 2021, with a per share price of $1.50 paid by investors for shares of Class A Common Stock, investors have the opportunity to choose a reward (e.g. gift card, bonus shares (defined below), etc.) based on amount of money they invest.

One of those rewards are bonus shares, which are granted to investors for free once their investment closes. The company issued 234,340 bonus shares related to this round. When factoring in bonus shares, the effective share price paid by each investor was approximately $1.33 for 2021.

As of 2020, the total reward value owed for the shares sold in the year was undeterminable as not all reward choices had not been made. The Company made an estimate for the maximum gift card reward owed of $111,384 as being the largest cash amount required and recorded a liability for such to accrued expenses in the balance sheet as of December 31, 2020 and as a reduction to additional paid-in capital for the year ended December 31, 2020. As of December 31, 2021, all appliable awards for shares issued and outstanding had been determined. As many rewards were bonus shares and not gift cards, the total reduction to additional paid-in-capital for the year ended December 31, 2021 was $848,919.

The Company received partial proceeds disbursement of funds committed from these equity offerings during the years ended December 31, 2021 and 2020 of $3,318,054 and $1,153,080, respectively. As part of the normal process of investors purchasing stock, those purchases are held in escrow by Wefunder and StartEngine, the Company’s funding portals. At the end of each month, there is a balance of funds held by Wefunder and Start Engine for future distribution to the Company. The escrow balance as of December 31, 2021 and 2020 was $571,112 and $94,726, respectively.

In October 2018, the Company received a prepayment totaling $100,000 for a future investment in the Company from one of the Company’s largest investors. As the funds had been received but the investment contracts not finalized, the $100,000 prepayment was included on the balance sheet as a “Pending investment” liability as of December 31, 2018. That investment was finalized in 2019 and the Company issued shares to this investor at $0.83 per share, consistent with other investors at that time and included in the 2019 issuances discussed above. During 2021, it was determined that this investor should have received Class B shares. Therefore, 120,190 shares were converted from Class A shares to Class B shares.

As of December 31, 2021 and 2020, the Company had 15,417,830 and 12,389,170 shares of Class A Common Stock and 16,492,620 and 16,372,430 shares of Class B Common Stock issued and outstanding, all respectively.

NOTE 5: SHARE-BASED PAYMENTS

Stock Plan

On April 12, 2016, the Company adopted its 2016 Equity Incentive Plan (the “Plan”). The Plan authorizes options to purchase up to 2,539,600 shares of Class B Common Stock. On November 3, 2016, the Company amended its 2016 Equity Incentive Plan to authorize an additional 5,000,000 options to purchase Class B Common Stock. As of December 31, 2021 and 2020, there were 3,172,720 and 3,605,340 options available for issuance, respectively.

As of December 31, 2021 and 2020, the Company had issued and outstanding 4,366,880 and 3,914,260 options to purchase Class B Common Stock under the Plan, respectively.

See Independent Auditor’s Report

Legion M Entertainment, Inc.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2021 and 2020 and for the years then ended

	December 31, 2021		December 31, 2020
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding - beginning of year	3,914,260	$0.66	3,557,420	$0.62

Granted	452,620	$1.14	356,840	$1.10
Exercised	-		-
Forfeited	-		-

Outstanding - end of year	4,366,880	$0.71	3,914,260	$0.66

Exercisable at end of year	3,691,770	$0.72	3,321,010	$0.69

Intrinsic value of options outstanding at year-end	$3,440,665		$2,994,409

Weighted average grant date fair value of options granted during year	$0.63		$0.55

Weighted average duration (years) to expiration of outstanding options at year-end	6.1		6.7

These options vest over different schedules with some vesting immediately and others vesting over periods from 1 to 10 years. The maximum term for stock options granted under the Plan may not exceed ten years from the date of grant. The options expire 10 years after the date of grant. The remaining outstanding options will vest over a weighted average period of 37 months.

The assumptions utilized for valuing stock-based grants for compensation and marketing expense during the years ended December 31, 2021 and 2020 are as follows:

	2021	2020
Risk Free Interest Rate	0.64%-1.07%	0.29%-0.39%
Expected Dividend Yield	0.00%	0.00%
Expected Volatility	60.00%	60.00%
Expected Life (years)	5.6 – 7.0	5.0
Fair Value per Stock Option	$0.61-$0.67	$0.53-$0.57

The Company recognizes stock-based compensation on a straight-line basis over the options’ vesting periods. Based on the issue dates, the per share value and the vesting period, the Company determined total stock-based compensation and additional paid-in capital to be to be $207,629 and $303,731 for the years ended December 31, 2021 and 2020, respectively.

Unrecognized share-based compensation expense was $419,523 and $352,741 as of December 31, 2021 and 2020, respectively. This unrecognized compensation expense is expected to be recognized over a weighted-average period of approximately 38 and 42 months as of December 31, 2021 and 2020, respectively.

See Independent Auditor’s Report

Legion M Entertainment, Inc.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2021 and 2020 and for the years then ended

Warrants

In April 2016, the Company issued 270,000 warrants to purchase Class B shares of common stock. The shares available under this warrant vest pro-rata over two years on a monthly basis (1/24 vest per month). The stock purchase warrants expire at the earliest of: ten years after their date of issuance (2026), any change in control, or an initial public offering. The exercise price for the common stock warrants is $0.001 per share. The number of shares or exercise price will be adjusted in the event of any stock dividend, stock splits or recapitalization of the Company. As of December 31, 2021 and 2020, 270,000 and 270,000 of these warrants had vested, respectively. The Company determined the grant date fair value of these warrants under a Black-Scholes calculation to be $188,759, and recognized $0 of such to additional paid-in capital and as marketing expense during the years ended December 31, 2021 and 2020. All associated expense was recorded in prior periods, commensurate with the vesting of the warrants. The assumptions and inputs for the Black-Scholes calculation for the warrants are the same terms as used for valuing the options issued on April 12, 2016.

In June 2017, the Company issued 50,000 warrants to purchase Class B shares of common stock. The shares available under this warrant vested immediately on issuance. The stock purchase warrants expire at the earliest of: ten years after their date of issuance (2027), any change in control, or an initial public offering. The exercise price for the common stock warrants is $0.75 per share. The number of shares or exercise price will be adjusted in the event of any stock dividend, stock splits or recapitalization of the Company. The Company determined the fair value of these warrants under a Black-Scholes calculation to be $19,400 and recorded that value as an adjustment to additional paid-in capital and as an investment in a project in 2017. The assumptions and inputs for the Black-Scholes calculation for the warrants are the same terms as used for valuing the options issued on June 9, 2017.

In October 2021, the Company issued 250,000 warrants to purchase Class B shares of common stock. The shares available under this warrant vest pro-rata over two years on a monthly basis (1/24 vest per month). The stock purchase warrants expire at the earliest of: ten years after their date of issuance (2031), any change in control, or an initial public offering. The exercise price for the common stock warrants is $1.25 per share. The number of shares or exercise price will be adjusted in the event of any stock dividend, stock splits or recapitalization of the Company. As of December 31, 2021, 20,830 of these warrants had vested. The Company determined the grant date fair value of these warrants under a Black-Scholes calculation to be $172,750, and recognized $14,395 of such to additional paid-in capital and as stock-based compensation during the year ended December 31, 2021.

The assumptions utilized for valuing these warrants in the year ended December 31, 2021 are as follows:

2021
Risk Free Interest Rate	1.11%
Expected Dividend Yield	0.00%
Expected Volatility	60.00%
Expected Life (years)	6.0
Fair Value per Warrant	$0.69

As of December 31, 2021 and 2020, there was $158,354 and $0 of unrecognized share-based compensation expense, respectively.

As of December 31, 2021 and 2020, there were 570,000 and 320,000 warrants outstanding with weighted average exercise price per share of $0.61 and $0.12, and 340,830 and 320,000 warrants vested with weighted average exercise price per share of $0.19 and $0.12, all respectively.

See Independent Auditor’s Report

Legion M Entertainment, Inc.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2021 and 2020 and for the years then ended

NOTE 6: RECENT ACCOUNTING PRONOUNCEMENTS

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. The adoption of ASU 2016-02 has had no material impact on the Company’s financial position, results of operations or cash flows.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 7: SUBSEQUENT EVENTS

PPP

The Company applied for and was granted complete forgiveness for the $108,573 PPP Round 2 loan on February 14, 2022.

EIDL

The Company requested and was granted an increase to the existing EIDL Loan. On April 4, 2022, the Company received an additional $101,700. The terms are consistent with the existing loan.

Stock Split

From December 27, 2021 through January 7, 2022 Legion M held a special stockholders’ meeting during which a 10-for-1 stock split was passed by the outstanding Class A Common Stock and Class B Common Stock.

On July 15, 2022, the Company effected a 10-for-1 forward stock split of its authorized, designated, issued and outstanding shares of common stock. Accordingly, all share and per share amounts of the Company for all periods presented in the accompanying financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this stock split. The amended and restated articles of incorporation increased the authorized stock from 100,000,000 shares (post stock split) of common stock with a par value of $0.0001 to 200,000,000 shares (post stock split) of common stock with a par value of $0.0001 with 170,000,000 shares of the authorized common stock designated as Class A Common Stock and 30,000,000 shares of the common stock designated as Class B Common Stock.

2022 Equity

In 2022, the Company issued additional shares of common stock under the Regulation Crowdfunding round that was open as of December 31, 2021. As of April 23, 2022, 464,000 additional shares have been issued generating $639,810. Furthermore, in conjunction with this open round, 45,000 additional options were granted with an exercise price of $1.50.

Next Step Financing Offering

Legion M is expecting to have one or more additional rounds of equity crowdfunding under the JOBS Act in 2022. The Company expects that many successive rounds of funding will be needed to achieve the Company’s long-term goals.

Management’s Evaluation

Management has evaluated subsequent events through April 23, 2022, the date the financial statements were available to be issued. Based on the evaluation, no additional material events were identified which require adjustment or disclosure.

See Independent Auditor’s Report